                                               Registration File No. 33-________

                             SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                        FORM S-4
                                 REGISTRATION STATEMENT
                                         UNDER
                               THE SECURITIES ACT OF 1933

                               CAROLINA FIRST CORPORATION
                 (Exact name of Registrant as specified in its charter)

        South Carolina                     6711                 57-0824914
 (State or other jurisdiction    (Primary Standard Industrial  (I.R.S. Employer
of incorporation or organization)  Classification Code No.)  Identification No.)


                                102 South Main Street
                           Greenville, South Carolina 29601
                                     (803) 255-7913
              (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               WILLIAM S. HUMMERS, III
                               Executive Vice President
                              Carolina First Corporation
                                102 South Main Street
                             Greenville, South Carolina 29601
                                     (803) 255-7913
                   (Name, address, including Zip Code, and telephone
                   number, including area code, of agent for service)

                                     Copies to:
WILLIAM P. CRAWFORD, JR., ESQ.                       ROBERT C. SCHWARTZ, ESQ.
Wyche, Burgess, Freeman & Parham, P.A.              Smith Gambrell & Russell
Post Office Box 728                        3343 Peachtree Road N.E.; Suite 1800
Greenville, South Carolina 29602                        Atlanta, Georgia 30326
(803) 242-8265 (tel) (803)
235-8900 (fax)                        (404) 264-2658 (tel) (404) 264-2652 (fax)

                Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective and after the waiver or satisfaction of all other conditions to the merger of Midlands National Bank ("Midlands") with and into a wholly-owned subsidiary of the Registrant, all as set forth in the Merger Agreement described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ( )


                                  Calculation of Registration Fee


                                          Proposed                  Proposed
Title of each class                        maximum                   maximum
of securities to be   Amount to be         price              aggregate offering        Amount of
 registered          registered(1)       per unit(2)                price(2)        registration fee(2)
Common  Stock          784,242             $11.42                  $8,956,044            $3,088



(1) Based on an estimate of the maximum number of shares of common stock of the Registrant to be issued in connection with the merger of Midlands with and into a wholly-owned subsidiary of the Registrant.

(2) Estimated solely for the purpose of computing the registration fee based on the book value of the Midlands common stock computed as of December 31, 1994 (the latest practicable date prior to the filing date hereof).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                       CROSS REFERENCE SHEET

                             Pursuant to Item 501(b) of Regulation S-K

        Item
        Number     Caption in Form S-4                          Caption in Prospectus
          1         Forepart of Registration Statement and
                    Outside Front Cover Page of Prospectus  . . .Facing Page of Registration Statement;
                                                                 Cross Reference Sheet; Prospectus
                                                                 Cover Page

          2         Inside Front and Outside Back Cover Pages

                    of Prospectus . . . . . . .                  Available Information; Incorporation by
                                                                 Reference; Table of Contents

          3         Risk Factors, Ratio of Earnings to Fixed
                    Charges and Other Information . . .          Summary

          4         Terms of the Transaction  . .                Summary;   The   Proposed   Transaction;
                                                                 Comparative Rights of Shareholders

          5         Pro Forma Financial Information . .          Pro Forma Condensed Financial Information
          6         Material Contacts with the Company
                    Being Acquired . .                           The Proposed Transaction

          7         Additional Information Required for
                    Reoffering by Persons and Parties Deemed to
                    be Underwriters . . . . . . .                 Not Applicable

          8         Interests of Named Experts and Counsel  . .   Legal Matters

          9         Disclosure of Commission Position on
                    Indemnification for Securities Act
                    Liabilities                                    Not Applicable
         10         Information with Respect to S-3 Registrants .  Summary;  Information about Carolina First
                                                                   Corporation

         11         Incorporation of Certain Information by
                    Reference . . . .                              Summary;  Information about Carolina First
                                                                   Corporation

         12         Information with Respect to S-2 and S-3
                    Registrants . . .                              Not Applicable

         13         Incorporation of Certain Information by Reference . Not Applicable
         14         Information with Respect to Registrants
                    Other Than S-3 or S-2 Registrants . . . . . . . . Not Applicable

         15         Information with Respect to S-3 Companies         Not Applicable

         16         Information with Respect to S-2 or S-3
                    Companies  . . . .                                Not Applicable

         17         Information with Respect to Companies
                    Other Than S-3 or S-2 Companies . . . . . .       Summary; Information About Midlands
         18         Information if Proxies, Consents or Authori-
                    zations are to be Solicited . . . .          Information About the Special Meeting; The
                                                                 Proposed      Transaction;      Management
                                                                 Information;  Information  about  Carolina
                                                                 First   Corporation;   Information   about
                                                                 Midlands;

         19         Information if Proxies, Consents or
                    Authorizations are not to be Solicited or
                    in an Exchange Offer . . . .                 Not Applicable

                                                  2

                                        MIDLANDS NATIONAL BANK
                                        305 North Main Street
                                  Prosperity, South Carolina  29127

                                                               April 30, 1995


Dear Shareholder:

 You are cordially invited to attend the Special Meeting of Shareholders (the "Special Meeting") of Midlands National Bank
("Midlands") to be held at the main office of Midlands located at 305 North Main Street, Prosperity, South Carolina 29127, on May 30, 1995 at 10:30 a.m., local time.

 At the Special Meeting you will be asked to consider and vote upon the Agreement and Plan of Reorganization (the "Merger Agreement"), dated November 14, 1994, between Carolina First Corporation, Carolina First Bank and Midlands, which Merger Agreement is described in the accompanying Proxy Statement/Prospectus. If the Merger Agreement is approved by holders of two-thirds of the outstanding stock of Midlands, Midlands will be merged with and into Carolina First Bank (the "Merger"). At the effective time of the Merger (the "Effective Time"), Midlands shareholders will become entitled to receive 1.65 shares of CFC common stock for each share of Midlands common stock owned by them. As a result of the Merger, the Midlands common stock will be cancelled and Carolina First Bank will be the surviving corporation. The current Midlands offices will continue in operation as branch offices of Carolina First Bank.

 Enclosed herewith are the Notice of Special Meeting of Shareholders, a Proxy Statement/Prospectus and a Proxy for use in connection with the Special Meeting. The Proxy Statement/Prospectus includes a description of the terms and conditions of the Merger and related agreements, financial and other information about Carolina First Corporation, Carolina First Bank and Midlands, and other information. You are urged to consider carefully the entire Proxy Statement/Prospectus, including the appendices thereto.

 THE BOARD OF DIRECTORS OF MIDLANDS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF MIDLANDS AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

 Because the affirmative vote of holders of at least two-thirds of the issued and outstanding shares of Midlands common stock is required to approve the Merger, it is important that your shares of Midlands common stock be represented at the Special Meeting, whether or not you are personally able to attend. You are therefore urged to complete, date and sign the enclosed Proxy, and return it promptly in the enclosed return envelope, which does not require any postage if mailed in the United States. If you attend the Special Meeting, you may vote your shares in person, even if you have already returned your Proxy.
                                                   Sincerely,

                                                   Rodney S. Griffin
                                                   Chairman of the Board

                                        MIDLANDS NATIONAL BANK
                                        305 North Main Street
                                  Prosperity, South Carolina  29127


                              NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                     TO BE HELD ON  MAY 30, 1995



TO THE SHAREHOLDERS OF MIDLANDS NATIONAL BANK:

 NOTICE  IS  HEREBY  GIVEN  that  the  Special  Meeting  of
Shareholders (the "Special Meeting") of Midlands National  Bank
("Midlands") will be held at the main office of Midlands located at 305 North Main Street in Prosperity, South Carolina 29127, on May 30, 1995 at 10:30 a.m., local time, for the following purposes:

 1. Consideration of the Merger. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization (the "Merger Agreement") dated November 14, 1994, between Carolina First Corporation, Carolina First Bank and Midlands pursuant to which Midlands will be merged with and into Carolina First Bank (the "Merger").

 2. Other Business. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

 Only shareholders of record at the close of business on April 3, 1995, are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. All shareholders, whether or not they expect to attend the Special Meeting in person, are requested to complete, date, sign and return the enclosed Proxy in the accompanying envelope. The Proxy may be revoked by written notice to the Secretary of Midlands at any time before it is voted, by submitting a proxy having a later date, by such person appearing at the Special Meeting and giving notice of revocation to the corporate officers responsible for maintaining the list of shareholders, or by giving notice of such revocation in the open meeting of the shareholders.

                                     By Order of the Board of Directors

                                     Rodney S. Griffin
                                     Chairman of the Board









               WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD

Proxy Statement/Prospectus

                                 CAROLINA FIRST CORPORATION
                                         Prospectus
                                       784,242 Shares
                                      Common Stock $1 Par Value

                                MIDLANDS NATIONAL BANK
                                 Proxy Statement for
                            Special Meeting of Shareholders

This Proxy Statement/Prospectus relates to the issuance by Carolina First Corporation of up to 784,242 shares (the "CFC Shares") of its common stock in connection with the proposed merger (the "Merger") of Midlands National Bank ("Midlands") with and into Carolina First Bank, a wholly-owned subsidiary of Carolina First Corporation. The CFC Shares are offered to the Midlands shareholders as contemplated in the Reorganization Agreement, dated as of November 14, 1994, (the "Merger Agreement") and entered into by and among Carolina First Corporation, Carolina First Bank and Midlands. The Merger Agreement provides that in connection with the Merger, each outstanding share of Midlands common stock will automatically be converted into 1.65 shares of CFC common stock, $1 par value per share ("CFC common stock"). Cash will be paid in lieu of fractional shares.

This  Proxy  Statement/Prospectus  also  serves  as  the  Proxy
Statement of Midlands in connection with the solicitation of proxies to be used at the Special Meeting of Shareholders of Midlands (the "Special Meeting") to be held on May 30, 1995 for the purposes described herein. This Proxy Statement/Prospectus is first being sent to Midlands shareholders on or about April 30, 1995.

The Merger is subject to certain conditions, including, among others, approval by the shareholders of Midlands at the Special Meeting described herein and approval by applicable regulatory authorities. Conditions to the Merger not required by state or federal law may be waived by the respective parties. Any shareholder of Midlands who, at or prior to the Special Meeting, gives written notice that he dissents from the Merger or who votes against the Merger shall be entitled, upon strict compliance with certain statutory procedures, to receive the value of the Midlands common stock owned by such shareholder at the time and in the manner set forth herein. See "THE PROPOSED TRANSACTION -- Rights of Dissenting Shareholders of
Midlands."   It is a condition to consummation  of  the  Merger,
however, that dissenters' rights not have been perfected with respect to more than 10% of the outstanding shares of Midlands common stock.

THE  MIDLANDS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE TO APPROVE THE MERGER. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE MERGER.

The CFC common stock is traded on the Nasdaq National Market under the Nasdaq market symbol "CAFC." On April 13, 1995, the closing bid price of the CFC common stock, as reported by Nasdaq, was $12.75 per share. There is no established public trading market for Midlands' common stock.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CFC SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.


           The date of this Proxy Statement/Prospectus is April 30, 1995.

                                          TABLE OF CONTENTS

AVAILABLE INFORMATION   . . . . . .                                          4

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                            4

OTHER INFORMATION   . . . . . . . . . . . . . . . . .                        5

SUMMARY   . . . . . . . .                                                    6

Introduction   . . . . .                                                     6

Time, Place and Purpose of the Special Meeting                               6

 Parties to the Merger  . . . . . . . .                                      6

 Terms of the Proposed Transaction  . .                                      6

 Vote Required and Record Date  . . . . . .                                  7

 Recommendation of Board of Directors   . . .                                7

 Rights of Dissenting Shareholders  . . . . .                                7

 Certain Differences in Shareholder's Rights  . . .                          7

 Conditions and Regulatory Approvals  . .                                    7

 Termination of the Merger  . . . .                                          7

Effective Time of the Merger   . . . . . . . . . . . . . . . . . . . . . . . 8

Opinion of Financial Adviser   . . . . . . . . . . . . . . . . . . . . . . . 8

Certain Income Tax Consequences  . . . . . . . . . . . . . . . . . . . . .   8

Restrictions on Resales by Affiliates  . . . . . . . . . . . . . . . . . . . 8

Accounting Treatment   . . . . . . . . . . . . . . . . . . . . . . . . . . . .8

Market Prices and Dividends  . . . . . . . . . . . . . . . . . .              8

Selected Consolidated Financial Data   . . . . . . . . . . . . . . . .       10

Comparative Per Share Data   . . . . . . . . . . . . . . . . . . . . . . .   13


INFORMATION CONCERNING THE SPECIAL MEETING  . . . . .                        14

Purpose of the Special Meeting   . . . . . . . .                             14

Record Date and Voting Rights  . . . . . .                                   14

Proxies  . . . . . . . . . . . .                                             15

Recommendation   . . . . . . . . .                                           15


THE PROPOSED TRANSACTION  . . . . . . . . . .                                16

General Description of the Terms of the Merger                               16

Background of and Reasons for the Merger   . . . . .                         16

Opinion of Financial Advisor   . . . . .                                     19

Exchange of Midlands Stock Certificates  . . . .                            21

Conditions to Consummation of the Merger   . . . . . . . . .                 21

Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         22

Amendment  . . . . . . . . . . . . . . . . .                                 22

Conduct of Midlands' and Carolina First Corporation's Business
    Prior to the Effective Time    . . . . .                                 22

Required Regulatory Approvals  . . . . . . . . . . .                         23

Operations After the Merger  . . . . . . . . . . . . . . . .                 24

Interests of Certain Persons in the Merger   . . . . .                       24

Accounting Treatment   . . . . . . . . . . . . . . . . . . .                 25

Certain Federal Income Tax Consequences  . . . . . . . . . .                 25

Restrictions on Resales by Affiliates  . . . . . . . . . . . .               26

Rights of Dissenting Shareholders of Midlands  . . .                         27

Recommendation of Board of Directors   . . . . . . .                         27


PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION  . . . .                  28

INFORMATION ABOUT CAROLINA FIRST CORPORATION  . . .                          33

In General   . . . . . . . . . . . .                                         33

Corporate Reorganization   . . . . . . .                                     34


Recent Developments  . . . . . . . . . . . . . . . . . .                     35

Market Prices of and Dividends Paid on CFC Common Stock  . . . . .           35

Special Investment Considerations  . . . . . . .                             36

Incorporation of Certain Information By Reference  . . .                     37

Certain Regulatory Matters   . . . . . . .                                  38


INFORMATION ABOUT MIDLANDS  . . . . . . . . . . . .                          47

General  . . . . . . . . . . . . . . . . . . . . . .                         47

Market Area and Competition  . . . . . . .                                   47

Correspondent Banking  . . . . . . . . . . . . . .                           63

Data Processing  . . . . . . . . . . . .                                     63

Employees  . . . . . . . . . . . . . . . .                                   63

Monetary Policies  . . . . . . .                                             64

Supervision and Regulation   . . .                                           64

Description of Property  . . . . . . . . . . .                               67

Legal Proceedings  . . . . . . . . . . . . . . .                             67

Market for Common Stock and Dividends  . . . . . . . . . . . . . .           68


MANAGEMENT INFORMATION  . . . . . . . . . . . . . . . . . . . . .            69

Management and Principal Shareholders of Midlands  . . . . . . . . .         69

Management and Principal Shareholders of Carolina First Corporation  . .     70


         COMPARATIVE RIGHTS OF SHAREHOLDERS  . . . . . . . . . . . . .       71

Comparison of CFC Common Stock and Midlands Common Stock   . . . . . .       71


         CAROLINA FIRST CORPORATION CAPITAL STOCK  . . . . . . . . . . .     74

Common Stock   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     74

Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     74

Certain Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     74

Terms of the Preferred Stock   . . . . . . . . . . . . . . . . . . . . .     78


LEGAL MATTERS   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80

EXPERTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80


PROPOSALS BY MIDLANDS SHAREHOLDERS  . . . . . . . . . . . . . . . . . .      80


OTHER MATTERS   . . . . . . . . . . . . . . . . . . . . . . . . . . . .      80

INDEX TO FINANCIAL STATEMENTS OF MIDLANDS NATIONAL BANK   . . . . . . .     F-1


APPENDICES
Merger Agreement  . . .                                              APPENDIX A
12 U.S.C. (section mark)  214a(b)  . . . . . . . . . . . . .         APPENDIX B
Opinion of Hatcher/Johnson Valuation, Inc . . . . . . . . .          APPENDIX C
Certain Financial Statements of Carolina First Bank . . . . .        APPENDIX D
                        3

               AVAILABLE INFORMATION

 Carolina First Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Carolina First Corporation with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450
Fifth  Street, N.W., Washington, D.C. 20549, at prescribed rates.

 Carolina First Corporation has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the CFC Shares offered hereby. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and the exhibits and schedules thereto are available for inspection and copying as set forth in the preceding paragraph. For further information with respect to Carolina First Corporation, Midlands and the CFC Shares offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto.

 Carolina First Corporation furnishes shareholders with annual reports containing audited financial information.

 Midlands is subject to the informational and reporting requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Office of the Comptroller of the Currency (the "OCC"). Such reports, proxy statements and other information may be inspected and copied at the OCC, Communications Department, 250 E. Street, Washington, D.C. 20219.


 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

 This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of any such documents (other than exhibits to such a document unless such exhibit is specifically incorporated by reference into such documents) are available without charge to any person to whom this Proxy Statement/Prospectus is delivered (i) with respect to Carolina First Corporation, upon oral or written request to William S. Hummers III, Executive Vice President, Carolina First Corporation, 102 South Main Street, Greenville, SC 29601, telephone number 803-255-7900, and
(ii) with respect to Midlands, upon oral  or  written  request  to David
W. Bowers, President and Chief Executive Officer, Midlands National Bank, 305 North Main Street, Prosperity, South Carolina 29127, telephone number 803-364-7300. In order to ensure timely delivery of the documents, any request should be made by May 15, 1995.

 The following documents filed with the Commission are incorporated herein by reference: Carolina First Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and Carolina First Corporation's Current Reports on Form 8-K dated January 24, 1995, March 15, 1995 and April 10, 1995, in each case filed with the Commission pursuant to Section 13 of the Exchange Act; the description of the CFC common stock which is contained in its registration statements filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and all other reports filed pursuant to
Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended December 31, 1994.


 All documents filed by Carolina First Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently-filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


                 OTHER INFORMATION

 This Proxy Statement/Prospectus does not cover any resales of the CFC common stock offered hereby to be received by the shareholders deemed to be "affiliates" of Carolina First Corporation or Midlands upon consummation of the Merger. No person is authorized to make use of this Proxy Statement/Prospectus in connection with such resales, although such securities may be traded without the use of this Proxy Statement/Prospectus by those shareholders of Carolina First Corporation not deemed to be "affiliates" of Carolina First Corporation or Midlands.

 No person is authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This document does not constitute an offer or solicitation by any one in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this document nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Carolina First Corporation or Midlands since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

                      SUMMARY

 The    following  is  a  summary  of  certain  information
contained  elsewhere  in  this  Proxy Statement/Prospectus.  This
Summary is not intended to be a complete statement and is qualified in its entirety by reference to more detailed information contained elsewhere in this Proxy Statement/Prospectus, the accompanying appendices, and the documents incorporated herein by reference.


 Introduction. This Proxy Statement/Prospectus is furnished in connection with the issuance by Carolina First Corporation of the CFC Shares and the solicitation of proxies by the Board of Directors of Midlands with respect to the Special Meeting to be held on May 30, 1995 and at any adjournment(s) thereof, for the purpose of considering and voting upon the Merger of Midlands with and into Carolina First Bank. This Proxy Statement/Prospectus is first being mailed to shareholders of Midlands on or about April 30, 1995.

 Time, Place and Purpose of the Special Meeting. The Special Meeting will be held on May 30, 1995 at 10:30 a.m. at Midlands' main office, 305 North Main Street, Prosperity, South Carolina. At the Special Meeting, shareholders of Midlands will consider and vote on the proposal to approve the Merger Agreement, which provides for the Merger of Midlands into Carolina First Bank and the conversion of Midlands common stock into CFC common stock. See "INFORMATION CONCERNING THE SPECIAL MEETING."

 Parties to the Merger. Carolina First Corporation. Carolina First Corporation is a bank holding company headquartered in Greenville, South Carolina which engages in a general banking business through
its two subsidiaries:    (1)  Carolina  First  Bank,  a  South
Carolina-chartered commercial bank headquartered in Greenville, South Carolina, and (2) Carolina First Mortgage Company, a mortgage loan origination and servicing company headquartered in Columbia, South Carolina. Carolina First Corporation is a South Carolina corporation which was organized in 1986. At December 31, 1994, it had total assets of approximately $1.1 billion, total loans of approximately $866 million and total deposits of approximately $925 million. Its principal executive offices are located are 102 South Main Street, Greenville, South Carolina 29601, and its telephone number is (803) 255-7900. See "INFORMATION ABOUT CAROLINA FIRST CORPORATION."

 Midlands. Midlands is a national bank, the deposit accounts of which are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). Midlands' principal office is located at 305 North Main Street, Prosperity, South Carolina
29802, and its telephone number is (803) 364-7300. As of December 31, 1994, Midlands had total assets of approximately $42.6 million, total loans of approximately $27.1 million, and total deposits of approximately $38.3 million and operated through three locations. See "INFORMATION ABOUT MIDLANDS."

 Carolina First Bank. Carolina First Bank is a South Carolina-chartered bank which is a wholly-owned subsidiary of Carolina First Corporation. It engages in a general banking business through 43 locations, which are located throughout South Carolina. It began its operations in December 1986 and at December 31, 1994, had total assets of approximately $838 million, total loans of approximately $578 million and total deposits of approximately $709 million. On February 3, 1995, Carolina First Savings Bank, F.S.B., a wholly- owned savings bank subsidiary of Carolina First Corporation, was merged into Carolina First Bank, adding assets of approximately $280 million and 13 branch locations. Carolina First Bank's deposits are insured by the FDIC. See "INFORMATION ABOUT CAROLINA FIRST CORPORATION." The Merger will be effected through the merger of Midlands with and into Carolina First Bank.

 Terms of the Proposed Transaction. Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of Midlands' common stock will be converted into 1.65 shares of CFC common stock, and current shareholders of Midlands will no longer have any rights in Midlands' common stock. Cash will be paid in lieu of issuance of fractional shares. See "THE PROPOSED TRANSACTION
- -- General Description of the Terms of the Merger."
                         6

 Vote Required and Record Date. Only Midlands shareholders of record at the close of business on April 3, 1995 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting; provided however, that shares held of record by persons whose liabilities to Midland are past due may not be voted at the Special Meeting. The Merger must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Midlands' common stock eligible to vote at the Special Meeting. As of the Record Date, there were 354,526 shares of Midlands' common stock entitled to vote. As of the date hereof, the directors and executive officers of Midlands and their affiliates beneficially owned 227,672 shares, or approximately 64.2%, of Midlands' common stock, all of which are expected to be voted in favor of the Merger. Upon consummation of the transactions contemplated hereby, such persons will beneficially own 554,307 shares of CFC common stock, or 9.46% of the outstanding CFC common stock.

 No  shareholder vote is required on behalf of Carolina First
Corporation. Carolina First Corporation will vote all shares of Carolina First Bank in favor of the Merger. See "THE PROPOSED TRANSACTION."

 Recommendation of Board of Directors. The Board of Directors of Midlands has approved the Merger Agreement and believes that the Merger is in the best interests of Midlands and its shareholders. It unanimously recommends that Midlands' shareholders vote FOR the Merger. See "THE PROPOSED TRANSACTION -- Recommendation of Board of Directors."

 Rights of Dissenting Shareholders. Shareholders of Midlands who give written notice at or prior to the Special Meeting that they dissent to the proposed Merger, or who vote against the proposed Merger will be entitled to obtain payment of the value of their shares of Midlands common stock under federal law. Failure to comply strictly with certain statutory procedures may result in the forfeiture of such rights. It is a condition to consummation of the Merger that dissenters' rights not have been perfected with respect to more than 10% of Midlands' outstanding shares of common stock. See "THE PROPOSED TRANSACTION -- Rights of Dissenting Shareholders of Midlands."

 Certain Differences in Shareholder's Rights. Upon effectiveness of the Merger, the outstanding shares of Midlands common stock will be converted into shares of CFC common stock. Accordingly, the Midlands shareholders will become shareholders of Carolina First Corporation, and their rights as shareholders will be determined by South Carolina corporations law and by Carolina First Corporation's Articles of Incorporation and Bylaws. The rights of shareholders of Carolina First Corporation will differ from the rights of shareholders of Midlands in several important respects, including the right to remove directors, required shareholder votes on certain matters, classification of directors, nominations of directors, cumulative voting, and statutory and other restrictions on certain business combinations and control share acquisitions. See "COMPARATIVE RIGHTS OF SHAREHOLDERS."

 Conditions and Regulatory Approvals. Consummation of the transactions contemplated by the Merger Agreement is subject to various conditions, including receipt of the approval by the FDIC, the South Carolina State Board of Financial Institutions (the "State Board"), and the shareholders of Midlands. Applications to the FDIC and the State Board seeking approval of the proposed transaction have been filed and approved. Consummation of the Merger is also conditioned upon, among other things, a determination by Carolina First Corporation that the Merger will qualify for pooling-of-interests accounting treatment and dissenters' rights not being exercised by the holders of more than 10% of the outstanding shares of Midlands common stock. Carolina First Corporation and Midlands may waive certain of the conditions to their respective obligations to consummate the Merger, other than conditions required by law. See "THE PROPOSED TRANSACTION -- Conditions to Consummation of the Merger" and "THE PROPOSED TRANSACTION -- Required Regulatory Approvals."

 Termination of the Merger. The Merger Agreement may be terminated at any time prior to the closing date (i) by mutual consent of Carolina First Corporation, Midlands and Carolina First Bank; (ii) by either Carolina First Corporation or Midlands if any order preventing consummation of the Merger is entered by any state or federal governmental or regulatory body; (iii) by either Carolina First Corporation or Midlands if the other party has failed to comply with the agreements or fulfill the conditions of the Merger Agreement in a way that is material to the consolidated businesses of either party and has not cured the failure to comply within a reasonable period of time after being given notice thereof; or (iv) by either Carolina
First Corporation  or  Midlands if the closing has not occurred by May
31, 1995. The Merger Agreement may be amended by mutual written consent of all the parties.

 Effective Time of the Merger. The Effective Time of the Merger will be the time and date specified in the Articles of Merger that are delivered for filing to the Secretary of State of South Carolina. The Effective Time will occur as soon as practicable following the date that all conditions specified in the Merger Agreement have been satisfied or waived. The Effective Time currently is anticipated to be approximately May 31, 1995, although delays in the satisfaction of the conditions to consummation of the Merger could result in a later Effective Time. See "THE MERGER -- Conditions to Consummation of the Merger."

 Opinion of Financial Adviser. Hatcher/Johnson Valuation, Inc. ("Hatcher/Johnson") has served as financial adviser to Midlands in connection with the Merger and has rendered an opinion to the Midlands Board of Directors that the exchange ratio of CFC common stock for Midlands common stock is fair from a financial point of view to the Midlands shareholders. For additional information concerning Hatcher/Johnson and its opinion, see "THE MERGER -- Opinion of Financial Adviser" and the opinion of Hatcher/Johnson attached as Appendix C to this Proxy Statement/Prospectus.

 Certain Income Tax Consequences. Midlands will receive an opinion of counsel to Carolina First Corporation stating that the Merger will constitute a tax-free reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to certain conditions. However, this opinion of counsel is not binding on the Internal Revenue Service (the "IRS"). In such opinion, counsel has opined that if certain conditions are met, no taxable gain or loss for federal income tax purposes will be recognized by Midlands shareholders upon the exchange of Midlands common stock solely for CFC common stock, except to the extent that such shareholders receive cash in lieu of fractional shares. A dissenting shareholder who receives cash in lieu of CFC common stock will be taxed to the extent that the cash exceeds such dissenting shareholder's basis in the Midlands common stock. See "THE PROPOSED TRANSACTION -- Certain Federal Income Tax Consequences." Because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon a holder's individual circumstances or tax status, it is recommended that each shareholder of Midlands consult his or her tax advisor concerning the federal (and any applicable state, local or other) tax consequences of the Merger.

 Restrictions on Resales by Affiliates. As a condition to Carolina First Corporation's obligation to consummate the Merger, affiliates of Midlands must deliver written agreements to Carolina First Corporation that they will not dispose of any shares of CFC common stock received upon consummation of the Merger except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act and rules and regulations promulgated thereunder. See "THE MERGER -- Restrictions on Resales by Affiliates."

 Accounting Treatment. The Merger is expected to be accounted for as a "pooling-of-interests" of Midlands and Carolina First Corporation under generally accepted accounting principles. See "THE PROPOSED TRANSACTION-
- -Accounting Treatment."

 Market Prices and Dividends. CFC common stock is traded on the Nasdaq National Market. Carolina First Corporation currently pays a regular quarterly dividend of $.06 per share. Although Carolina First Corporation currently expects to continue payment of its regular cash dividend on the CFC common stock, there can be no assurance that Carolina First Corporation's current dividend policy will continue unchanged after consummation of the Merger. The declaration and payment of dividends on CFC common stock is subject to legal restrictions and further depends upon business conditions, operating results, capital and reserve requirements and the Carolina First Corporation Board of Directors' consideration of other relevant factors.

 Trading in Midlands common stock is limited. There are no market makers for the Midlands common stock, and it is not listed on any exchange or with the Nasdaq Stock Market. Management is aware of transactions in the Midlands common stock at prices ranging from $11.00 to $12.50 per share during 1994. Such trades may not be arm's length transactions and may not be indicative of the market value of the Midlands common stock. Management is not aware of any trades in Midlands common stock since December 31, 1994.

 The information presented in the following table reflects the last reported sales prices for CFC common stock on November 13, 1994, the last trading day prior to the public announcement of the proposed Merger, and the Midlands common stock on an equivalent per share basis, calculated by multiplying the closing price of the CFC common stock on such date by the 1.65 exchange ratio. The table also reflects the last reported sales price for CFC common stock on April 13, 1995:


                          Market Values Per Share

                          Carolina First Corporation            Midlands
                                   Historical          Historical       Equivalent
November 13, 1994           $14.88                       $11.00 *         $24.55
April 13, 1995              $12.75                    Not Available       $21.00

* This amount represents the lowest trade in Midlands common stock during 1994 known to Midlands management.


Midlands shareholders are advised to obtain current market quotations for the CFC common stock. The market price of CFC common stock on the Effective Time may be higher or lower than the market price at the time the Merger Agreement was executed, at the date of mailing this Proxy Statement/Prospectus, or at the time of the Special Meeting.

In January 1994, Midlands' Board of Directors declared a cash dividend of $.25 per share, payable on March 4, 1994 to shareholders of record on December 31, 1993. In January 1995, Midlands' Board of Directors declared a cash dividend of $.25 per share, payable on February 28, 1995 to shareholders of record on December 31, 1994. Prior to 1994, Midlands had not paid or declared any cash dividends. The Board of Directors and management of Midlands evaluate Midlands' earning performance, capital needs, regulatory requirements and other factors on an annual basis when considering the feasibility of declaring cash dividends. Generally, the approval of the OCC is required to pay dividends in excess of the sum of a bank's earnings retained during the year plus retained net profit for the preceding two years. See "INFORMATION ABOUT MIDLANDS
- -- Market for Common Stock and Dividends."

       Selected Consolidated Financial Data

The following tables present selected unaudited historical financial information and selected unaudited combined pro forma financial information of Carolina First Corporation (consolidated) and Midlands. This information is derived from the historical financial statements of Carolina First Corporation (consolidated) and Midlands, and should be read in conjunction with such historical financial statements and the notes thereto either contained elsewhere in this Proxy Statement/Prospectus or incorporated herein by reference. The pro forma financial data is presented using the pooling-of-interests method of accounting. The selected pro forma combined unaudited financial information showing the combined results of Carolina First Corporation (consolidated) and Midlands is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the Merger been consummated on the dates or at the beginning of the periods presented, nor is it necessarily indicative of future results. For additional pro forma information, including pro forma results of additional acquisitions by Carolina First Corporation, see "PRO FORMA COMBINED FINANCIAL INFORMATION."


                              Carolina First Corporation

                                                  Years Ended December 31,
                                           1990           1991           1992           1993           1994

                                                 (dollars in thousands, except per share data)
Statement of Income Data
Net interest income                     $  10,241       $ 12,866       $ 17,819       $ 26,943        $41,627
Provision for loan losses                     790          1,423          1,453            909            950
Other income, excluding
 securities transactions                    1,099          1,622          2,939          5,590          7,624
Securities transactions                        (4)           664            517            662            234
Total other income                          1,095          2,286          3,456          6,252          7,858
Total other  expenses                       8,927         11,607         16,145         25,178         50,453
      Net income (loss)                     1,045          1,680          2,517          4,935         (1,869)
Dividends on common stock                      --             --             --            214            936
Dividends on preferred stock                   --             --            625          1,930          2,433
Net income (loss) applicable to
    common shareholders                     1,045          1,680          1,892          3,005         (4,302)

Balance Sheet Data (Period End)
Total assets                             $345,745       $447,314       $529,063       $816,421    $ 1,120,097
Debt securities and temporary investments  42,186         69,007         80,766        169,188        117,559
Loans, net of unearned income             275,315        338,701        396,557        565,158        865,869
      Allowance for loan losses             2,403          3,727          4,263          5,688          5,267
Total earning assets                      317,501        407,708        477,323        734,346        983,928
Total deposits                            299,933        407,371        476,268        724,585        925,448
Borrowed funds                             12,260          2,755          2,591         16,779        106,038
Long-term debt                                276          1,322          1,268          1,214          1,162
Preferred stock                                --             --         10,319         15,662         37,014
Shareholders' equity                       30,235         31,875         44,225         62,869         79,041

Per Share Data(1)(2)
Net income (loss) per common share:
 Primary                                $   0.32       $   0.51       $   0.57       $   0.90      $   (0.95)
Fully diluted                                n/a            n/a            n/a            n/a            n/a
Book value per common
 share (period end)                         9.28           9.71           9.90          10.27           8.58
Tangible book value per
common share (period end)                   9.28           8.90           9.07           7.02           4.16
Common shares outstanding:
Weighted average                       3,233,633      3,266,288      3,290,692      3,331,787      4,521,274
Period end                             3,259,429      3,284,593      3,306,008      4,279,724      4,581,247


(1) This information reflects the after-tax writedown of approximately $8,410,000 and tax liability of approximately $1,005,000 which occurred in the fourth quarter of 1994. See "INFORMATION ABOUT CAROLINA FIRST CORPORATION--Corporate Reorganization."

(2)   Adjusted for stock dividends.

                                            Midlands National Bank

                                       Years Ended December 31,
                                             1990        1991(1)      1992(1)           1993(1)           1994
                                      (dollars in thousands, except per share data)
Statement of Income Data
Net interest income                        $  946        $ 1,056        $ 1,381        $ 1,786       $  1,992
Provision for loan losses                     133            203            490            145            106
Other income, excluding
securities transactions                       258            201            327            283            239
Securities transactions                        --             69             98             18           --
Total other income                            258            270            425            301            239
Total other expenses                          886            986          1,209          1,440          1,451
Net income                                    176            133             83            370            435
Dividends on common stock                      --             --             --             --             89


Balance Sheet Data (Period End)
Total assets                              $29,811        $35,042        $41,937        $44,101        $42,628
Securities and temporary
investments                                 9,811          9,817         10,090         11,485         11,032
Loans, net of unearned income              17,948         22,905         28,478         29,127         27,463
Allowance for loan losses                     230            284            392            409            333
Total earning assets                       27,759         32,722         38,568         40,612         38,495
Total deposits                             25,919         30,838         37,925         39,872         38,278
Borrowed funds                                 --             --             --             --             --
Long-term debt                                257            271            169             60             36
Shareholders' equity                        3,258          3,391          3,474          3,844          4,048

Per Share Data
Net income per common share              $   0.47       $   0.36       $   0.23       $   1.01          $1.16
Book value per common
 share (period end)                          9.19           9.56           9.80          10.84          11.42
Tangible book value per
common share (period end)                    9.04           9.46           9.75          10.84          11.42
Common shares outstanding:
Weighted average                          374,768        372,195        364,758        366,953        373,963
Period end                                354,526        354,526        354,526        354,526        354,526

(1) The financial statements for the years ended December 31, 1993, 1992 and 1991 have been restated. See Note L to the Financial Statements of Midlands contained elsewhere herein for additional information.

      Unaudited Pro Forma Combined Selected Financial Data of Carolina First Corporation and Midlands


                                                       Years Ended December 31,
                                           1990           1991           1992           1993           1994
                                      (dollars in thousands, except per share data)
Statement of Income Data
Net interest income                      $ 11,187       $ 13,922       $ 19,200       $ 28,729       $ 43,619
Provision for loan losses                     923          1,626          1,943          1,054          1,056
Other income, excluding
securities transactions                     1,357          1,823          3,266          5,873          7,863
Securities transactions                        (4)           733            615            680            234
Total other income                          1,353          2,556          3,881          6,553          8,097
Total other expenses                        9,813         12,593         17,354         26,618         51,904
Net income (loss)                           1,221          1,813          2,600          5,305         (1,434)
Dividends on common stock                       0              0              0            214          1,025
Dividends on preferred stock                   --             --            625          1,930          2,433
Net income (loss) applicable to
common shareholders                       $  1,221       $  1,813       $  1,975       $  3,375      $  (3,867)

Balance Sheet Data (Period End)
Total assets                             $375,556       $482,356       $571,000       $860,522     $1,162,725
Debt securities and temporary investments  51,997         78,824         90,856        180,673        128,591
Loans, net of unearned income             293,263        361,606        425,035        594,285        893,332
Allowance for loan losses                   2,633          4,011          4,655          6,097          5,600
Total earning assets                      345,260        440,430        515,891        774,958      1,022,423
Total deposits                            325,852        438,209        514,193        764,457        963,726
Borrowed funds                             12,260          2,755          2,591         16,779        106,038
Long-term debt                                533          1,593          1,437          1,274          1,198
Preferred stock                                --             --         10,319         15,662         37,014
Shareholders' equity                       33,493         35,266         47,699         66,713         83,089

Per Share Data(1)(2)
Net income (loss) per common share:
Primary                                $   0.32       $   0.47       $   0.51       $   0.86         $(0.75)
Fully diluted                               n/a            n/a            n/a            n/a            n/a
Book value per common
 share (period end)                        8.71           9.12           9.31           9.82           8.39
Tangible book value per
 common share (period end)                 8.71           8.43           8.60           6.97           4.47
Common shares outstanding:
Weighted average                      3,852,000      3,880,409      3,892,542      3,937,259      5,138,313
Period end                            3,884,397      3,869,561      3,890,976      4,864,692      5,166,215

(1)      This  information  reflects  the after-tax writedown of approximately $8,410,000 and tax liability of approximately  $1,005,000  which  occurred  in  the  fourth  quarter  of 1994. See "INFORMATION ABOUT
   CAROLINA FIRST CORPORATION--Corporate Reorganization."

(2)      Adjusted for stock dividends.



             12






 Comparative Per Share Data

The following table presents at the dates and for the periods indicated (i) certain consolidated historical and pro forma combined per share data for CFC common stock after giving effect to the Merger and (ii) certain historical and pro forma data for Midlands common stock. The pro forma financial data is presented using the pooling-of-interests method of accounting, and an exchange ratio of
1.65 shares of CFC common stock for each share of Midlands common stock. The data presented should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere herein or incorporated herein by reference and in conjunction with the pro forma combined condensed financial information included elsewhere herein. The data is not necessarily indicative of actual results that would have been achieved had the Merger been consummated at the beginning of the periods presented and is not indicative of future results.



                                           Historical                             Pro Forma
                                         CFC    Midlands             CFC Combined     Midlands Equivalent(1)
Primary Earnings Per Common Share
Years Ended December 31,
1994                                    $( .95)      $1.16              $( .75)             $(1.24)
1993                                       .90        1.01                 .86                1.42
1992                                       .57         .23                 .67                1.11
1991                                       .51         .36                 .47                 .78
1990                                       .32         .47                 .32                 .53


Cash Dividends Declared Per Common Share
Years Ended December 31,
1994                                       .21         .25                 .20                .33
1993                                       .05          --                 .04                .05
1992                                        --          --                  --                 --
1991                                        --          --                  --                 --
1990                                        --          --                  --                 --

Book Value Per Common Share
Years Ended December 31,
1994                                      8.58       11.42                8.39               13.84
1993                                     10.27       10.84                9.84               16.24
1992                                      9.90        9.80                9.31               15.36
1991                                      9.71        9.56                9.12               15.05
1990                                      9.28        9.19                8.71               14.37

________________________

(1) Calculated by multiplying the CFC Combined by the 1.65 exchange ratio.



             13





    INFORMATION CONCERNING THE SPECIAL MEETING


 This Proxy Statement/Prospectus is being furnished to shareholders of Midlands as of the Record Date in connection with the solicitation of proxies by the Board of Directors of Midlands for use at the Special Meeting and at any adjournment or adjournments thereof. The
Special Meeting is to be held on May 30, 1995 at 10:30 a.m. at the main office of Midlands, 305 North Main Street, Prosperity, South
Carolina. This Proxy Statement/Prospectus also serves as the Prospectus of Carolina First Corporation with regard to the offering of the CFC Shares to shareholders of Midlands.

 Holders of Midlands common stock are requested to complete, date and sign the accompanying Proxy and return it promptly to Midlands in the enclosed postage-paid envelope.


Purpose of the Special Meeting

 The purpose of the Special Meeting is to consider and take action with respect to approval of the Merger Agreement. As required by federal law, approval of the Merger Agreement will require the affirmative vote of the holders of two-thirds of the outstanding shares of Midlands common stock entitled to vote on the Merger Agreement. See "Record Date and Voting Rights."

 This Proxy Statement/Prospectus, Notice of Special Meeting and the Proxy are first being mailed to shareholders of Midlands on or about
April 30, 1995.


Record Date and Voting Rights

 Only the holders of Midlands common stock on the Record Date are entitled to receive notice of and to vote at the Special Meeting and at any adjournments thereof. On the Record Date, there were 354,526 shares of Midlands common stock outstanding, which were held by approximately 600 holders of record. Each share of Midlands common stock outstanding on the Record Date is entitled to one vote as to each of the matters submitted at the Special Meeting; provided, however, that shares held of record by persons whose liabilities to Midlands are past due and unpaid may not be voted at the Special
Meeting.

 A majority of the shares entitled to be voted at the Special Meeting constitutes a quorum. If a share is represented for any purpose at the Special Meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for purposes of establishing a quorum. Therefore, valid proxies which are marked "Abstain" as to which no vote is marked, including proxies submitted by brokers that are the record owners of shares (so-called "broker non-votes"), will be included in determining the number of shares present or represented at the Special Meeting.

 Approval of the Merger Agreement requires the affirmative vote of two-thirds of the outstanding shares of Midlands common stock.
Accordingly,  proxies  marked "Abstain" and shares that are not voted
(including broker non-votes) will have the same effect as votes against the Merger Agreement.

 As of April 3, 1995, the directors and executive officers of Midlands and their affiliates owned a total of 227,672 shares, or approximately
64.2% of Midlands common stock, all of which are expected to be voted in favor of the Merger Agreement.


             14


Proxies

 The accompanying Proxy is for use at the Special Meeting. A shareholder may use this Proxy if he is unable to attend the Special
Meeting in person or wishes to have his shares voted by proxy even if he does attend the Special Meeting. All shares represented by valid proxies received pursuant to this solicitation that are not revoked before they are exercised will be voted in the manner specified therein. If no specification is made, the proxies will be voted FOR approval of the Merger Agreement. The Board of Directors of Midlands is not aware of any other matters that may be presented for action at the Special Meeting of Shareholders, but if other matters do properly come before the Special Meeting, it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the Proxy in accordance with their best judgment.

 If a quorum is not obtained, or if fewer shares of Midlands common stock are voted in favor of approval of the Merger than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes, and, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have theretofore effectively been revoked), notwithstanding that they might have been effectively voted on the same or any other matter at a previous meeting.

 The presence of a shareholder at the Special Meeting will not automatically revoke such shareholder's proxy. The proxy may be revoked (1) by written notice to the Secretary of Midlands at any time before it is voted, (2) by submitting a proxy having a later date, (3) by such person appearing at the Special Meeting and giving notice of revocation to the corporate officers responsible for maintaining the list of shareholders, or (4) by giving notice of such revocation in the open meeting of the shareholders.

 Solicitation of proxies may be made in person or by mail, or by telephone or telegraph by directors, officers and regular employees of Midlands, who will not be specially compensated in such regard.
Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. Midlands will bear the costs associated with the solicitation of proxies and other expenses associated with the Special Meeting.

 No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Midlands, Carolina First Corporation or any other person. The delivery of this Proxy Statement/Prospectus will not, under any circumstances, create any implication that there has been no change in the affairs of Midlands or Carolina First Corporation since the date of this Proxy Statement/Prospectus.


Recommendation

 The Midlands Board of Directors has unanimously approved the Merger Agreement and believes that the proposed transaction is fair to and in the best interests of Midlands and its shareholders. The
Midlands Board of Directors unanimously recommends that Midlands' shareholders vote FOR approval of the Merger Agreement.

             15


                   THE PROPOSED TRANSACTION

 The following description of the terms and provisions of the Merger is qualified in its entirety by r e f e r ence to the Merger
Agreement, which is set forth in full as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference.


General Description of the Terms of the Merger

 The Merger Agreement provides for the Merger of Midlands with and into Carolina First Bank. As a result of the Merger, the separate corporate existence of Midlands will cease and Carolina First Bank, as the surviving entity, will possess all rights, franchises and interests of Midlands. As of the Effective Time of the Merger, certificates of Midlands common stock will represent only the right to receive the requisite number of shares of CFC common stock based on the exchange ratio of 1.65 shares of CFC common stock for each share of Midlands common stock outstanding as of April 3, 1995. At the Effective Time, all outstanding options and warrants to purchase
Midlands common stock will be converted into the right to receive CFC common stock based on the 1.65 exchange ratio.

 Cash will be paid to holders of Midlands common stock in lieu of any fractional share that would otherwise be issuable. The amount of such cash to be paid in lieu of fractional shares will be based on the Fair Market Value of the CFC common stock on the last trading day immediately preceding the Effective Time. The "Fair Market Value" of the CFC common stock means, with respect to a particular day in question, the average of the high and low sale prices as quoted on the Nasdaq National Market for that particular day and the immediately preceding four business days.

 The  Merger  Agreement provides that Carolina First Corporation and
Midlands will each bear and pay their own costs and expenses incurred in connection with the transactions contemplated in the Merger
Agreement, including fees of attorneys and accountants. The Merger will become effective at the Effective Time, which will be specified in the articles of merger to be filed with the South
Carolina Secretary of State. At the Effective Time, by operation of law, Midlands shareholders (other than those perfecting dissenters' rights) will automatically become owners of CFC common stock and will no longer be owners of Midlands common stock. After the Effective Time, each outstanding certificate representing shares of Midlands common stock prior to the Effective Time shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former shareholders of Midlands common stock may be entitled) to evidence only the right of the holder thereof to surrender such certificate and receive the requisite number of shares of CFC common stock in exchange therefor as provided in Merger Agreement.


Background of and Reasons for the Merger

 Since the passage of legislation in 1986 permitting bank holding companies in the southeastern region to operate in more than one state, the banking industry in the Southeast has undergone a great deal of consolidation. This consolidation has resulted in the acquisition of substantially all of the large South Carolina banks by the larger out-of-state regional banking concerns. It was in this consolidating environment that both Carolina First Corporation and Midlands were created. Both institutions sought to target individuals and small to medium-sized businesses in South Carolina that were believed to be ignored by the larger regional banking concerns.

 Carolina  First  Corporation's  objective  is  to  become  the leading
South Carolina banking institution headquartered in the state. It believes that it can accomplish this goal by being a "super-community" bank which offers both the personalized service and "relationship" banking typically found in community banks, as well as the sophisticated banking products offered by the regional and super-regional institutions. Since its


                          16

inception, it has pursued a strategy of growth both internally and through acquisitions. As a result of such strategy, Carolina First
Corporation has engaged in numerous acquisitions of financial institutions, branch locations and other financial assets over the past five years. To effect such strategy, Carolina First Corporation continually reviews potential acquisition candidates and markets.



 In the second quarter of 1994, the Midlands Board of Directors began considering alternatives to remaining independent. The costs of keeping pace with technology, new products and services, and regulatory issues were certain of the factors involved in the Midlands Board's decision to pursue such alternatives. After extensive discussion of several alternatives, including , without limitation, a merger of equals and acquisition by a larger institution, it was decided that the best interest of the Midlands shareholders, customers, and employees would be served by merging with a larger institution of similar philosophies and culture. It was the opinion of the Board that such a transaction would be mutually beneficial for all parties and in the best long term interest of Midlands and its shareholders.

 In  May  1994,  an  outside  consultant  engaged  by  Carolina First
Corporation to investigate potential acquisition  candidates  approached
Midlands regarding the possibility of a merger. The desire of Midlands' Board of Directors to commence negotiations was conveyed by Midlands' President to the President of Carolina First Corporation during an August telephone conference. Those two individuals met in person in September, at which time Midlands' President indicated a threshold asking price for a merger. Following such meeting, Carolina
First Corporation and Midlands each engaged in a due diligence review of certain financial information. The parties met in person in mid-September to further the negotiation process. At that time, Carolina First Corporation made a preliminary offer in the form of a non-binding letter of intent, which included a proposed price in excess of the threshold set by Midlands. Midlands directors reviewed the preliminary offer, and sought advice of counsel and accountants. The directors determined that the offer warranted further discussion. After further discussions with Carolina First Corporation, the Midlands Board of Directors determined, after consultation with its advisors and further review of potential alternatives, that the Carolina First Corporation proposal was in the best long-term interest of Midlands, its shareholders, customers and employees and authorized the Chairman of the Board of Midlands to execute the letter of intent, which contemplated additional due diligence by each of the parties. During October and early November, 1994, Midlands and Carolina First Corporation negotiated a definitive Merger Agreement, which was unanimously approved by the Midlands Board. The Merger
Agreement was similarly approved by the Carolina First  Corporation
Board of Directors and was executed by both parties on November 14, 1994. A copy of the Merger Agreement is attached hereto as Appendix A.
The terms of the Merger Agreement, including the consideration to be paid to Midlands shareholders, were the result of arm's length negotiations between Carolina First Corporation and Midlands.

 Midlands  Reasons.  In  reaching  its determination that the Merger
Agreement is fair to, and in the best interests of, Midlands and its shareholders, the Midlands Board of Directors consulted with its legal advisors, as well as with Midlands management, and considered a number of factors, including the following:

     (i) Midlands' business, operations, earnings, managerial requirements and resources, prospects and financial condition;

     (ii) Carolina First Corporation's business, operations, earnings and financial condition, on both an historical and a prospective basis, the enhanced opportunities for operating efficiencies that could result from the Merger, the enhanced opportunities for growth in Midlands' market areas that the Merger would make possible, and the respective contributions the parties would bring to a combined institution;

     (iii) the commitments of Carolina First Corporation to retain Midlands employees and to make substantial contributions in the communities served by Midlands;

     (iv) the terms of the Merger Agreement, including the consideration to be received, and the Board of Directors' assessment that, based on historical stock prices and the prevailing market price of the CFC


                     17


common stock (approximately $15.00) during the week immediately preceding November 14, 1994 (the date immediately preceding the announcement of the Merger) and the conversion ratio of 1.65, the consideration to be received by the Midlands shareholders was favorable to the Midlands shareholders;

     (v) Carolina First Corporation as an ongoing institution and its asset quality, reserve coverage, capital adequacy and profitability, all of which are believed by the Board of Directors to be positive attributes;

     (vi)  the liquidity of the CFC Common Stock;

     (vii) alternatives to the Merger, including the alternatives of remaining independent and growing internally, remaining independent for a period of time and then selling the bank, and remaining independent and growing through future acquisitions;

     (viii) possible affiliation partners for Midlands (other than Carolina First Corporation), the prospects of such other possible affiliation partners and the likelihood of any such affiliation;

     (ix) the Midlands Board of Directors' belief that, in light of the reasons discussed above, the respective geographic areas in which Midlands and Carolina First Corporation operate and the similarity in business outlook and approach and corporate cultures between Midlands and Carolina First Corporation, Carolina First Corporation was the most attractive choice as a long term affiliation partner for Midlands;

     (x) the expectation that the Merger will generally be a tax-free transaction to Midlands and its shareholders (see "--Certain Income Tax
 Consequences of the Merger");

     (xi) the current and prospective economic environment, competitive constraints and regulatory burdens facing financial institutions, including Midlands; and

     (xii) the Midlands Board of Directors' appraisal of the benefits of the Merger to the employees of Midlands and the communities served by Midlands.

 The Midlands Board of Directors did not assign any specific or relative weight to the factors in their consideration.

 Subsequent to entering into the Merger Agreement and pursuant to the requirements of the Merger Agreement, Midlands obtained the financial opinion of Hatcher/Johnson dated March 3, 1995 to the effect that the exchange ratio to be paid Midlands shareholders by Carolina
First Corporation is fair, from a financial perspective, to the Midlands shareholders.

 After receiving the opinion of Hatcher/Johnson, the Midlands Board of Directors met again, and after further considering the Merger and consulting with Hatcher/Johnson, Midlands' Board of Directors reaffirmed its conclusion that the Merger and the Merger Agreement are in the best interest of Midlands and its shareholders and recommended that the Midlands shareholders vote for approval of the Merger Agreement.

 Carolina First Corporation Reasons. After consideration of relevant business, financial, and market factors, the Board of Directors of Carolina First Corporation believes that the Merger will provide it with a favorable means for entering the Prosperity/Newberry market. Carolina First Corporation's goal is to be the leading South Carolina-headquartered, state-wide financial institution, and having a market presence in Midlands' market areas is an important step in achieving this goal. Carolina First Corporation believes that acquiring an existing institution is a superior means of entry into a market, as compared to beginning operations de novo, primarily because of the acquisition of the established customer relationships. Carolina First Corporation believes that Midlands has valuable community relationships which it will be able to use to

                             18

expand its  banking operations in Midlands' market areas. Carolina First
Corporation also believes that terms of the proposed Merger are fair from its point of view, from a financial perspective.


Opinion of Financial Advisor

 The Board of Directors of Midlands retained the services of Hatcher/Johnson, an appraisal firm headquartered in Roswell, Georgia, to render its opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of Midlands in connection with the Merger. Hatcher/Johnson specializes in the valuation of closely-held corporations and rendering fairness opinions. Hatcher/Johnson was selected by Midlands on the basis of its general reputation in the industry and its proposed fee arrangement.

 Midlands  has  paid Hatcher/Johnson a fee of $7,500 for its services.
There are no material relationships between Hatcher/Johnson or its affiliates or unaffiliated representatives, and either Midlands or Carolina First Corporation or any of their respective affiliates which have existed during the past two years or which are mutually understood to be contemplated. The amount of consideration to be paid in the Merger was determined by negotiations between Carolina First Corporation and Midlands.

 There were no limitations placed on the scope of the investigation of Hatcher/Johnson by either Midlands or Carolina First Corporation, or any of their affiliates. The instructions given to Hatcher/Johnson were to assess the fairness of the terms of the proposed transaction from a financial point of view to the shareholders of Midlands.

 In reaching its opinion, Hatcher/Johnson reviewed and analyzed audited and unaudited financial information regarding Midlands and Carolina First Corporation, the Merger Agreement, financial terms and characteristics of recent relevant mergers and acquisitions from a variety of sources. In addition, Hatcher/Johnson also reviewed regulatory applications, various peer group financial and market information and various other management reports and information deemed appropriate.

 The exchange ratio defined in the Merger Agreement is calculated to equal 1.65 shares of CFC common stock for each share of Midlands common stock. The exchange ratio is calculated based upon the average of the high and low sales prices of the CFC common stock for September 30, 1994 and the immediately preceding four business days.
Based on that value, which was $15.50 per share, the value to be received by the shareholders of Midlands would have been $25.58 per share.
At December 31, 1994, with a CFC common stock price of $14.00 per share, the value to be received by the shareholders of Midlands would have been $23.10 per share. As of the date of the fairness opinion, with a CFC common stock price of $15.00 per share, the value to be received by the shareholders of Midlands would have been $24.75 per share. Since
September 30, 1994, the CFC common stock price has been as low as $13.63 per share. Based on this low market price, the value to be received by the shareholders of Midlands would have been $22.49 per share.
Hatcher/Johnson considered each of these value calculations in performing its analysis and determining the purchase premium.

 Having considered a range of value of the transaction, stated in terms of the purchase price to book value and purchase price to earnings, Hatcher/Johnson reviewed other transactions which it deemed comparable to the proposed Merger to determine the fairness of the Merger. Comparable transactions ( Transaction Peer Groups ) were selected by geographic region, seller total assets and return on assets, market type, institution type and transaction type.

 The Merger involves a selling institution with total assets of less than $50 million, and a return on average assets of between 1.00 percent and 1.50 percent. Midlands is located in a rural market and the Merger is a 100% common stock transaction. During the first half of 1994, there were at least 40 transactions nationwide and at least five transactions in the Southern United States region that involved selling institutions with one or more of these similarities.

                         19

 On a national basis, the group average purchase price to book value ratio of the Transaction Peer Groups ranged from a low of 1.31 to a high of 2.15. On a regional basis, the group average purchase price to book value ratio of the Transaction Peer Groups ranged from a low of 1.52 to a high of 2.20. The range of the purchase price to book value of the Merger has been calculated to be between 2.00 and 2.25 which falls within or exceeds the ranges of both the national and regional range.

 On a national basis, the group average purchase price to earnings ratio of these Transaction Peer Groups ranged from a low of 10.93 times to a high of 15.35 times. On a regional basis, the group average purchase price to earnings ratio of these Transaction Peer Groups ranged from a low of 12.42 times to a high of 23.43 times. The range of the purchase price to earnings for the Merger has been calculated to be between 18.59 times and 20.90 times which falls within or exceeds the ranges of both the national and regional range.

 Hatcher/Johnson reviewed all transactions that have been announced in the Southeastern United States between January 1, 1994 and December 31,
1994. Of these 108 transactions, Hatcher/Johnson determined that the following 17 transactions, of comparable size, market and/or structure, which are either closed or pending, are comparable:



                                                                                         Stock
                                                      Deal    Total       Equity to    Consideration  Purchase    Price to
Individual Transactions        Announce     Status    Value   Assets      Assets          Type        LTM Earn.   Equity

Reliance Bank of Florida, FL    Dec-94      Pending  $19,500  $91,024      8.62%        Common        16.90       2.49
Huntington Bancshares, OH

Bank of the Potomac, VA         Nov-94      Pending  $13,000  $56,630     12.95%        Common        29.28       1.75
 F&M National Corp., VA

Peoples State Bank, FL          Nov-94      Pending  $15,500  $83,935      7.52%        Common        22.90       2.46
 SunTrust, Inc., GA

Plant State Bank, FL            Oct-94      Pending  $ 7,200  $39,270      9.83%        Common        16.07       1.87
 SouthTrust, AL

Peoples Commercial, MS          Oct-94      Pending  $18,800  $92,613     11.53%        Common        12.91       1.76
 First Tennessee National, TN

Aiken County National Bank, SC  Oct-94      Pending  $ 7,000  $44,002      8.55%        Common        32.56       1.86
 Carolina First, SC

Citizens & Merchants            Sep-94      Pending  $11,800  $44,544     13.60%        Common        17.00       2.17
 Corporation, GA
 Synovus Financial, GA

Standard Bank, NC               Sep-94      Pending  $14,200  $77,536      9.84%        Common        32.95       1.86
 Triangle Bancorp, NC

Peach State Bank, GA            Aug-94      Pending  $ 4,900  $40,453     19.69%        Common        18.08       1.41
 Synovus Financial, GA

Commercial Bancorp, TN          Jun-94      Pending  $ 5,300  $28,74      13.25%        Common        15.73       1.39
 Union Planters Corp., TN

Dickenson-Buchanan, VA          Jun-94      Pending  $10,500 $82,622       6.57%        Common         8.93       1.93
 Premier Bankshares, VA

State Bancshares, VA            May-94      Pending  $10,000 $62,006       8.86%        Common         7.98       1.82
 Synovus Financial, GA

Brundidge Banking Company, AL   Apr-94      Pending  $ 6,300 $53,220       6.95%        Common        16.36       1.70
 Colonial BancGroup, AL

Citizens Express Co., GA        Feb-94       Closed  $17,000 $98,944       8.03%        Common        11.64       2.14
 Bank South Corp., GA

Barrow Bancshares, Inc., GA     Jan-94       Closed  $10,900 $54,280       9.66%        Common        14.67       2.08
 First National Bancorp, GA

Bank of Iredell, NC             Jan-94       Closed  $16,000 $79,300       8.40%        Common        20.13       2.40
 United Carolina Bancshares, NC

Bank of Loudoun, VA             Jan-94       Closed  $10,800 $57,160       9.30%        Common         N/M        1.57
 Jefferson Bankshares, VA



             20


   Hatcher/Johnson utilized an analysis of these transactions in particular to determine that the consideration to be received by the common shareholders of Midlands was fair from a financial point of view.

   A separate investment and cash flow analysis was also performed. This analysis was used to determine what price an individual would be willing to pay for a share of Midlands common stock given a required rate of return during the investment period. For this analysis, it was assumed that the investor would own the shares for a ten year period with a required annual return ranging from 12% to 14%. Based on these assumptions and this analysis, it was determined that the price an individual would be willing to pay for shares of Midlands common stock would range from $10.78 per share to $12.57 per share. This analysis does not include a control premium, nor does it indicate the acquisition value.

   By letter dated March 3, 1995, addressed to the Board of Directors of Midlands, Hatcher/Johnson stated that in its opinion, the 100% common stock consideration to be received by the shareholders of Midlands is fair from a financial point of view. A copy of such letter is attached as Appendix C.

   In performing its analysis, Hatcher/Johnson relied upon and assumed without independent verification, the accuracy and completeness of all information provided to it. Hatcher/Johnson did not perform any independent appraisal or valuation of the assets of Midlands, Carolina
First Corporation or its subsidiaries. As such, Hatcher/Johnson did not express an opinion as to the fair market value of Midlands. The opinion of financial fairness is necessarily based on market, economic and other relevant considerations as they existed and could be evaluated as of February 27, 1995.


Exchange of Midlands Stock Certificates

   As soon as practicable after the Effective Time, Midlands shareholders will be sent transmittal forms for use in forwarding to Carolina First Corporation stock certificates previously representing
Midlands common stock for surrender and exchange for certificates representing CFC common stock.

   MIDLANDS SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL
   THEY RECEIVE THE TRANSMITTAL FORMS.

   After the surrender of Midlands stock certificates by a Midlands shareholder, Carolina First Bank, as transfer agent for Carolina
First Corporation (the "Agent"), will deliver certificates to such shareholder representing the aggregate number of shares of CFC common stock to which such shareholder is entitled under the Merger
Agreement. Certificates for CFC common stock distributable to the former shareholders of Midlands shall not be delivered to any shareholder except upon surrender by such shareholder of the certificate or certificates for shares of Midlands common stock with respect to which the shares of CFC common stock are deliverable, or upon appropriate arrangements with respect to missing certificates, which may include the furnishing of a satisfactory indemnity bond. Any dividends or other distributions with respect to CFC common stock for which certificates have not been delivered will be remitted by Carolina First Corporation to the Agent and held by the Agent until the expiration of one year after the Effective Time. During such one year period, upon the subsequent delivery by Midlands shareholders of certificates or the making of appropriate arrangements with respect to missing certificates, such dividends or other distributions shall be paid by the Agent to the former Midlands shareholders, without any interest thereon. After the expiration of such one year period, any remaining funds deposited by Carolina First Corporation with the Agent shall be returned to Carolina First Corporation and any former Midlands shareholder entitled thereto shall look only to Carolina First Corporation for payment.


Conditions to Consummation of the Merger

   The  respective  obligations  of  Carolina  First  Corporation,
Carolina First Bank and Midlands to consummate the Merger are subject to the satisfaction of certain conditions, including, without limitation, the taking of all necessary corporate action with respect to the Merger Agreement, including the approval of the Merger
Agreement by the shareholders of Midlands; the continuing effectiveness of the registration statement under the Securities Act and applicable state securities or "Blue Sky" laws or exemptions to those laws; the receipt of all necessary regulatory approvals for the Merger and expiration of all notice periods and waiting periods required after the granting of any such approvals; the receipt of an opinion from Wyche, Burgess, Freeman & Parham, P.A., in form and substance reasonably satisfactory to Midlands, substantially to the

                               21

effect that the Merger will, upon compliance with reasonable conditions, qualify as a tax free reorganization under Section 368(a) of the Code and the receipt by Midlands of an acceptable fairness opinion from a reputable investment banking firm; the absence of any order, writ decree or injunction of a judicial authority or agency which enjoins or prohibits consummation of the transactions contemplated by the Merger Agreement; the receipt of all permits, consents or other authorizations necessary to the consummation of the Merger; the accuracy of the representations and warranties set forth in the Merger Agreement in all material respects as of the Effective
Time as though made on and as of such date; the performance by Midlands and Carolina First Corporation in all material respects of all material obligations and compliance with all material covenants required by the Merger Agreement; and the receipt of certain opinions of counsel and certificates from officers of Carolina First
Corporation and Midlands.

   Consummation of the Merger also is subject to the conditions that from the date of the Merger Agreement through the Effective
Time, the business of Midlands shall have been conducted in the usual and customary manner, and neither Carolina First Corporation nor Midlands shall have suffered a material casualty or a material adverse change in their business or financial condition. It is also a condition that Carolina First Corporation will have determined that the Merger will qualify for the pooling-of-interests method of accounting and received written agreements from the affiliates of Midlands that they will not sell any shares of CFC common stock received upon consummation of the Merger (a) in such a manner so as to destroy the tax- free status of the Merger or the qualification by the Merger as a pooling-of-interests transaction, and (b) except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act and rules and regulations promulgated thereunder. A further condition of the Merger is that dissenters' rights pursuant to 12 U.S.C. (section mark) 214a with respect to the Merger will not have been exercised by the holders of more than 10% of the outstanding shares of Midlands common stock. See "THE PROPOSED
TRANSACTION -- Rights of Dissenting Shareholders of Midlands."

   Carolina First Corporation and Midlands may waive certain of the conditions imposed with respect to their respective obligations to consummate the Merger.


Termination
   The Merger Agreement may be terminated at any time on or prior to the closing date by the mutual consent in writing of the parties. Either party may elect to terminate the Merger Agreement prior to the closing date (i) if a permanent injunction or other order shall have been issued by any state or federal court, or governmental or regulatory body preventing consummation of the transactions contemplated by the Merger Agreement; (ii) if the other party has failed to comply with the agreements or fulfill the conditions contained in the Merger Agreement if such failure of compliance or fulfillment is material to the consolidated businesses of either
Carolina First Corporation or Midlands and the breaching party has been given notice of the failure to comply and a reasonable time to cure; or
(iii) if the Closing has not occurred by May 31, 1995.


Amendment

   The Merger Agreement may be amended or supplemented in writing by mutual agreement of Carolina First Corporation, Carolina First Bank and
Midlands.


Conduct of Midlands' and Carolina First Corporation's Business Prior to the Effective Time

   Under  the  terms  of  the  Merger  Agreement, Midlands may not, without the prior written consent of Carolina  First Corporation, which consent may not be unreasonably withheld, until consummation or termination of  the  Merger,  among  other  things:  (i)  carry  on  its business  other  than  in the ordinary course in
                             22

substantially the same manner as theretofore conducted; (ii) amend its Articles of Association or Bylaws; (iii) except for existing items or in the ordinary course of business in accordance with past practice, issue, grant, pledge, sell, or authorize the issuance of, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares (except for employee stock options in the ordinary course in accordance with past practice and upon prior notice to Carolina First
Corporation); (iv) declare, set aside or pay dividends or change its equity capital structure; provided, however, that Midlands shall be permitted to pay in 1995 substantially the same regular cash dividend to holders of Midlands common stock as was paid in 1994; (v) take, agree to take or knowingly permit any action that would be contrary to or breach any of the terms or provisions of the Merger Agreement, or which would cause Midlands' representations in the Merger Agreement to be or become untrue in any material respect; (vi) incur any indebtedness for borrowed money other than in the ordinary course of business; (vii) except for expenses attendant to the Merger and current contractual obligations, incur any expense in excess of $25,000; (viii) grant any executive officers any increase in compensation, except in the ordinary course in accordance with past practice and only upon prior notice to Carolina First Corporation, or enter into any employment agreement with any executive officer; or (ix) acquire or agree to acquire any business.
The Merger Agreement  also  requires Midlands to promptly advise
Carolina First Corporation of any change in its business which is or may be reasonably expected to be materially adverse to Midlands' business.

   Under  the  terms  of  the  Merger  Agreement,  Carolina First
Corporation may not, without the prior written consent of Midlands, which consent may not be unreasonably withheld, until consummation or termination of the Merger, among other things: (i) carry on its business other than in the ordinary course in substantially the same manner as theretofore conducted; (ii) amend its Articles of Incorporation or Bylaws in any manner that will adversely affect the Midlands shareholders in any material respect; (iii) create or issue any shares of capital stock except (A) shares it is already obligated to issue (including shares in connection with prior offerings of convertible preferred stock), or (B) shares in connection with pending acquisitions, or in the ordinary course in accordance with past practice (such as employee stock grants or options); or (iv) take, agree to take or knowingly permit any action that would be contrary to or breach any of the terms or provisions of the Merger Agreement, or which would cause Carolina First Corporation's representations in the Merger Agreement to become untrue in any material respect. The Merger Agreement also requires Carolina First
Corporation to promptly advise Midlands of any change in its business which is or may reasonably be expected to be materially adverse to Carolina First Corporation.


Required Regulatory Approvals
   The Merger is subject to certain regulatory approvals as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to the particular statutes and regulations promulgated under such statutes.

   The  Merger  of  Midlands with Carolina First Bank is subject to approval of the FDIC pursuant to the Bank  Merger  Act (12 U.S.C. 1828 et seq.). The Bank Merger Act requires that the FDIC take into consideration the  financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and  needs  of  the  communities to be served. Further, the FDIC may not approve the Merger if it would  result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or attempt to  monopolize  the  business  of  banking  in any part of the United
States, or if the effect in any section  of  the country may be substantially to lessen competition or to tend to create a monopoly, or if the Merger  would  be  in  any  other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects  of  the  Merger are  clearly  outweighed  in  the  public  interest  by  the  probable effect of the transactions  in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take  into  account the  record  of performance of the existing and proposed institutions under the Community Reinvestment  Act  of  1977  ("CRA")  in  meeting the credit needs of the entire community, including low- and moderate-income  neighborhoods,  served  by such institutions.
Applicable regulations also require
                            23

publication of notice of the application for approval of the Merger and provide an opportunity for the public to comment on the application in writing and to request a hearing. Subject to certain exceptions, the Bank Merger Act provides that no bank merger may be consummated until the 30th day after approval, during which time the United States Department of Justice (the "DOJ") may challenge the merger on antitrust grounds. Carolina First Corporation has submitted an application to the FDIC for approval to consummate the Merger, which application has been approved.

   The Merger also is subject to approval by the State Board under Section 34-24-30 of the South Carolina Bank Holding Company Act
("SCBHCA"). Under Section 34-24-50 of the SCBHCA, the State Board may approve the Merger only after determining that the Merger would not create anticompetitive or monopolistic effects on the South Carolina banking business. The State Board also must take into consideration the financial and managerial resources and future prospects of the companies and banks involved as well as the convenience and needs of the communities to be served. In making its determination, the State
Board will wait until after the FDIC makes its determination and will deny the application only if the State Board finds that the FDIC's determination is not supported by evidence that is substantial when viewed in light of the whole record considered by the FDIC.
Carolina First Corporation has submitted an application to the State
Board for approval to consummate the Merger, and such application has been approved.

   Carolina First Corporation and Midlands are not aware of any other governmental approvals or actions that are required for consummation of the Merger except as described above (all of which have been received).
Should any such approval or action be required, it is presently contemplated that such approval or action would be sought or taken.
There can be no assurance that any such approval or action, if needed, could be obtained or would not delay consummation of the Merger.


Operations After the Merger

   After consummation of the Merger, the former Midlands banking locations will be operated as branch locations of Carolina First Bank and such locations are expected to conduct their business in substantially the same manner as prior to the Merger. The Midlands officers and employees will continue as officers and employees of Carolina First Bank in an at-will employment capacity, except that certain Midlands employees will serve under employment contracts.
See "--Interests of Certain Persons in the Merger." The Midlands officers and employees will continue at approximately their current levels of compensation and will be eligible for benefits available to other similarly situated officers and employees of Carolina First Bank. The former Midlands directors will constitute an Advisory Board for Carolina First Bank for Newberry County.

   After  consummation of the Merger, it is anticipated that Carolina
First Bank will continue to conduct its business in substantially the same manner in which it is now conducted.


Interests of Certain Persons in the Merger

   On  the  closing date of the Merger, Carolina First Corporation will enter into employment agreements with  David  W.  Bowers  and  E.  Monte
Bowers, each of whom are currently executive officers and directors of
Midlands.  These  agreements, which are substantially similar, will provide for continued payment of salary in the  event of certain types of termination, an employment term of five years, that may be extended by
                           24

Carolina First  Corporation,  and  for  certain other benefits.
Neither such individual will be considered an executive officer of Carolina First Bank after the Merger.

   All  directors  of  Midlands own warrants and or options to purchase
Midlands common stock granted in connection  with  Midlands'  initial
stock  offering.    At  the Effective Time, such warrants and options to
purchase  Midlands common stock will be converted into the right to receive CFC common stock based on the 1.65 exchange ratio.

   Pursuant to the Merger Agreement, for a period of three years after the Effective Time of the Merger, Carolina First Corporation will ensure that all rights to indemnification and limitations of liability existing in favor of officers and directors of Midlands as provided in Midlands' charter documents and bylaws arising from facts or events existing or occurring prior to the Effective Time of the Merger shall survive the Merger and continue in full force and effect.


Accounting Treatment

   Carolina First Corporation expects to account for the acquisition of Midlands as a pooling-of- interests. For the transaction to qualify for the pooling-of-interests method, it must satisfy certain conditions, including the condition that substantially all (at least 90%) of the outstanding Midlands common stock must be exchanged for CFC common stock. Under the pooling-of-interests method, the assets and liabilities of Carolina First Bank and Midlands will be combined and carried forward at their previously recorded amounts. The revenues and expenses of Carolina First
Bank and Midlands will be retroactively combined for the entire fiscal period in which the combination occurs and for all periods prior to the combination at historically recorded amounts. The consummation of the Merger is conditioned upon Carolina First
Corporation  receiving  reasonable assurance from Elliott, Davis &
Company, L.L.P. that the Merger will qualify for pooling-of-interests accounting treatment under generally accepted accounting principles.


Certain Federal Income Tax Consequences

   The following is a summary of certain material federal income tax consequences of the Merger, including certain consequences to holders of the Midlands common stock who are citizens or residents of the United States and who hold their shares as capital assets. It does not discuss all tax consequences that may be relevant to Midlands shareholders subject to special federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons), or to Midlands shareholders who acquired their shares of Midlands' common stock pursuant to the exercise of employee stock options or rights or otherwise as compensation. Shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including the applicability and effect of state, local and other tax laws. The summary does not address the state, local or foreign tax consequences of the Merger, if any.

   Pursuant to the terms of the Merger Agreement, Midlands will receive the opinion of Wyche, Burgess, Freeman & Parham, P.A., dated as of the Effective Time, to the effect that based upon the Code and regulations thereunder and rulings issued by the IRS in transactions similar to those contemplated by the Merger Agreement and assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by Midlands and Carolina First Corporation, for federal income tax purposes:

   (1) The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

   (2)     No  gain  or  loss  will  be recognized by either Carolina
     First Corporation or Midlands as a result of the Merger;
                                  25

   (3) No gain or loss will be recognized by Midlands shareholders on the exchange of their shares of Midlands common stock for CFC common stock (disregarding for this purpose any cash received for fractional share interests or in connection with the exercise of dissenters' rights);

   (4) The tax basis of the CFC common stock to be received by Midlands shareholders in connection with the Merger will be the same as the basis in Midlands common stock surrendered in exchange therefor; and

   (5) The holding period of the CFC common stock to be received by Midlands shareholders in connection with the Merger will include the holding period of Midlands common stock surrendered in exchange therefor, provided that Midlands common stock is held as a capital asset at the date of the exchange.

   Fractional Share Interests. A Midlands shareholder who receives cash in lieu of a fractional share interest in CFC common stock will be treated as having received the cash in redemption of the fractional share interest. The receipt of cash in lieu of a fractional share interest should generally result in capital gain or loss to the holder equal to the difference between the amount of cash received and the portion of the holder's federal income tax basis in the Midlands common stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period for the CFC common stock received, determined as set forth above, is longer than one year.


   Cash Received by Holders of Midlands Common Stock Who Dissent. A shareholder of Midlands who perfects his dissenter's rights under federal law and who receives payment of the value of his shares of Midlands common stock will be treated as having received such payment in redemption of such stock. Such redemption will be subject to the conditions and limitations of Section 302 of the Code, including the attribution rules of Section 318 of the Code. In general, if the shares of Midlands common stock are held by the holder as a capital asset at the Effective Time, such holder will recognize capital gain or loss measured by the difference between the amount of cash received by such holder and the basis for such shares. Each holder of Midlands common stock who contemplates exercising his dissenter's rights should consult his own tax adviser as to the possibility that any payment to him will be treated as dividend income.

   THE  INCOME  TAX  DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL
INFORMATION ONLY AND IS BASED ON THE  CODE  (AND  AUTHORITIES
THEREUNDER) AS IN EFFECT ON THE DATE OF THIS PROXY STATEMENT/PROSPECTUS,
WITHOUT CONSIDERATION  OF  THE PARTICULAR FACTS OR CIRCUMSTANCES OF ANY
SHAREHOLDER. SHAREHOLDERS ARE URGED TO CONSULT WITH  THEIR  OWN  TAX
ADVISORS  WITH  RESPECT  TO  THE FEDERAL INCOME TAX CONSEQUENCES OF THE
MERGER IN THEIR PARTICULAR SITUATIONS, AS WELL AS CONSEQUENCES UNDER ANY
APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS.


Restrictions on Resales by Affiliates

   The  issuance of the CFC Shares has been registered under the
Securities Act. Accordingly, resales of the  CFC  Shares by
non-affiliates of Midlands will not require registration. However, under existing law, any person  who  is  an  affiliate  of  Midlands  at  the time the proposed exchange is submitted to a vote of the Midlands shareholders  who  wishes to sell CFC Shares will be required to either
(a) register the sale of the CFC  Shares  under  the  Securities Act,
(b) sell in compliance with Rule 145 promulgated under the Securities
Act  (permitting  limited  sales  under  certain  circumstances),  or
(c)  utilize an exemption (if any) from registration.  Rule  145(d)
requires  that  persons  deemed to be Midlands affiliates resell their
CFC Shares pursuant  to  certain  of  the  requirements  of Rule 144 under the Securities Act if such CFC Shares are sold within  the  first two  years  after  receipt thereof. After two years, if such person is not an affiliate of Carolina  First Corporation and Carolina First
Corporation is current in the filing of its periodic securities law filings,
                              26

a former Midlands affiliate may freely sell the CFC Shares without limitation. After three years from the issuance of the CFC
Shares, if such person is not a Carolina First Corporation affiliate at the time of sale or for at least three months prior to such sale, such person may freely sell such CFC Shares without limitation, regardless of the status of Carolina First Corporation's periodic securities law filings.

   It  is  a  condition  to the consummation of the Merger, that affiliates of Midlands agree in writing that  they  will  not  sell  or reduce their risk with respect to the CFC common stock to be received by them until  Carolina  First  Corporation has published financial results covering at least 30 days of post-exchange combined  operations. Stop transfer instructions will be given by Carolina First Corporation to the
Agent with respect  to  the  CFC  common stock to be received by persons subject to the restrictions described above, and the  certificates  for such stock may be appropriately legended. An "affiliate" of Midlands, as defined by the rules  promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls,  is  controlled  by,  or  is  under  common  control  with,
Midlands at the time of consummation  of  the  Merger  Agreement. In this context, an "affiliate" will generally include the following
persons:    directors  or executive officers, and the holders of 10% or more of Midlands common stock (and any relative  or  spouse of any such person and any trusts, estates, corporations, or other entities in which such persons have a 10% or greater beneficial or equity interest).


Rights of Dissenting Shareholders of Midlands

   The following discussion is merely a summary of rights of dissenting shareholders pursuant to federal law and is qualified in its entirety by the provisions of 12 U.S.C. (section mark) 214a(b), a copy of which is included herewith as Appendix B. Dissenting shareholders have only those rights provided by 12 U.S.C. (section mark) 214a(b). Any shareholder wishing to exercise dissenters' rights is strongly advised to consult with an attorney.

   Any shareholder of Midlands who has voted against the Merger at the Special Meeting, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the Merger, shall be entitled to receive in cash the value of the shares so held by him upon written request made to Carolina First Corporation at any time before thirty days after the date of consummation of the Merger, accompanied by the surrender of his stock certificates.

   The value of such shares shall be ascertained, as of the date of the Special Meeting, by an appraisal made by a committee of three persons, composed of (1) one selected by the majority vote of the dissenting shareholders entitled to payment in cash; (2) one selected by the directors of Carolina First Bank; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the OCC, which shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appealing shareholder.

   If, within 90 days from the date of consummation of the Merger, for any reason one or more of the appraisers is not selected, or the appraisers fail to determine the value of such shares, the OCC shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, shall be paid by Carolina First Bank.


Recommendation of Board of Directors

   The Board of Directors of Midlands has concluded that the Merger is in the best interests of Midlands and has authorized consummation thereof, subject to approval of the shareholders, receipt of all requisite regulatory approvals, and satisfaction of certain other conditions.

                         27


              PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION


   The unaudited Pro Forma Combined Condensed Balance Sheet is based on combining the historical consolidated balance sheet for Carolina First Corporation (as used in the financial statements contained in this Section, "CFC") at December 31, 1994 with the balance sheet of Midlands at the same date, and adjusting for the issuance of additional shares expected to be issued in the Merger.
It also reflects adjustments anticipated in connection with the acquisition by Carolina First Corporation of Aiken County National Bank
(as used in the financial statements contained in this Section, "ACNB"). See "INFORMATION ABOUT CAROLINA FIRST CORPORATION -- Recent
Developments."

   The unaudited Pro Forma Combined Capitalization is based on combining the historical consolidated capitalization of Carolina First
Corporation at December 31, 1994 with the capitalization of Midlands at the same date, and adjusting for the issuance of additional shares expected to be issued in the Merger. It also reflects adjustments anticipated in connection with the acquisition by Carolina First
Corporation of ACNB.

   The  unaudited  Pro  Forma  Combined  Condensed  Summary  of
Earnings (Excluding ACNB) combines the consolidated statements of income of Carolina First Corporation for the years ended December 31, 1992, 1993 and 1994 with the statements of income of Midlands for the same periods but does not reflect adjustments anticipated in connection with the acquisition of ACNB by Carolina First Corporation.
The unaudited Pro Forma Combined  Condensed  Summary  of  Earnings
(Including ACNB) combines the consolidated statements of income of Carolina First Corporation for the years ended December 31, 1992, 1993 and 1994 with the statements of income of Midlands and ACNB for the same periods.

   The Merger is expected to be accounted for under the pooling of interests method of accounting and pro forma data is derived in accordance with such method.

   Information set forth below should be read in conjunction with such historical and pro forma financial statements and the notes thereto. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the Merger been consummated at the beginning of the period presented, nor is it necessarily indicative of future results.



                            28


                    Pro Forma Combined Condensed Balance Sheet
                                December 31, 1994
                   (dollars in thousands, except per share data)

                                                                                       Pro Forma                         Pro Forma
                                                    CFC       Midlands    Adjustments   Combined      ACNB  Adjustments  Combined
Assets:
Cash and due from banks . . . . . . . . . . . . $   55,047    $  2,500    $   --     $   57,547  $    2,204  $  --     $   59,751
Federal funds sold  . . . . . . . . . . . . . .        500        1,44        --          1,940       2,480  $  --          4,420
Investment securities . . . . . . . . . . . .      117,059       9,192        --        126,251       4,246  $  --        130,496
Loans . . . . . . . . . . . . . . . . . . . .      866,742      27,463        --        894,205      29,736  $  --        923,941
  Less unearned income  . . . . . . . . . . .         (873)         --        --           (873)         --     --           (873)
  Less allowance for loan losses  . . . . . .       (5,267)       (333)                  (5,600)       (402)               (6,002)
    Net loans . . . . . . . . . . . . . . . . .    860,602      27,130         0        887,732      29,334      0        917,066

Premises and equipment  . . . . . . . . . . .       36,842       1,319        --         38,161       1,662     --         39,823
Other assets  . . . . . . . . . . . . . . . .       50,047       1,047        --         51,094       1,700     --         52,794
 Total assets  . . . . . . . . . . . . . .    $  1,120,097   $  42,628    $    0    $ 1,162,725  $   41,625  $   0    $ 1,204,350

    Liabilities and shareholders' equity:
Liabilities
  Deposits
    Noninterest-bearing . . . . . . . . . .   $    119,950   $   2,444    $   --    $   122,394  $    4,580   $ --    $   126,974
    Interest bearing  . . . . . . . . . . . . .    805,498      35,834        --        841,332      33,442     --        874,774
    Total deposits  . . . . . . . . . . . . . .    925,448      38,278         0        963,726      38,022      0      1,001,748
  Borrowed funds  . . . . . . . . . . . . . .      107,200          36        --        107,236          --     --        107,236
  Other liabilities . . . . . . . . . . . . .        8,408         266        --          8,674         211     --          8,885
    Total liabilities . . . . . . . . . . . .    1,041,056      38,580         0      1,079,636      38,233      0      1,117,869

    Total shareholders' equity  . . . . . . .       79,041       4,048        --         83,089       3,392     --         86,481

    Total liabilities and shareholders'
       equity                                 $  1,120,097  $   42,628    $    0    $ 1,162,725   $  41,625   $  0    $ 1,204,350

                         Pro Forma Combined Capitalization
                                December 31, 1994
                   (dollars in thousands, except per share data)

                                                                                  Pro Forma                             Pro Forma
                                                CFC      Midlands    Adjustments   Combined       ACNB     Adjustments   Combined
Long-term debt:
ESOP loan payable in annual installments of
$50,000, plus interest at 90% of prime .       $   76   $    --     $      --     $       76   $    --      $   --      $     76
Mortgage debt and capital lease obligations .   1,086        36            --          1,122        --          --         1,122
  Total long-term debt  . . . . . . . . . . .   1,162        36             0          1,198         0           0         1,198

Shareholders' equity:
Preferred stock-authorized                     37,014        --            --         37,014        --          --        37,014
Common stock                                    4,581     1,773        (1,189)(1)      5,165     2,013      (1,560)(2)     5,617
Surplus                                        39,037     1,773         1,189 (1)     41,999     1,985       1,560(2)     45,544
Retained earnings                                 472       645            --         (1,083)       --          --           514
Noninvested restricted stock                   (1,083)       --            --         (1,083)       --          --        (1,083)
Guarantee of ESOP debt                           (126)       --            --           (126)       --          --          (126)
Unrealized loss on securities available for sale (854)     (143)           --                     (997)         --          (999)
  Total shareholders' equity                   79,041     4,048             0         83,089     3,392           0        86,481
 Total capitalization                        $ 80,203   $ 4,084       $     0     $   84,287   $ 3,392      $    0    $   87,679


(1) Reflects the issuance of 584,968 shares of CFC common stock to holders of Midlands common stock.

(2) Reflects the issuance 452,813 shares of CFC common stock to holders of ACNB common stock.

                   Pro Forma Combined Condensed Summary of Earnings
                                    (Excluding ACNB)



                                                        Years Ended December 31,
                                                   1992              1993              1994
                                                (dollars in thousands, except per share data)

Interest Income
Interest and fees on loans  . . . . . . . . . . $  36,766         $  44,788         $  68,069
Interest on securities  . . . . . . . . . . . .     3,910             6,600             6,388
Other interest income . . . . . . . . . . . . .       554               511               485
Total Interest Income  . . . . . . . . . .         41,230            51,899            74,942
    Interest Expense
Interest on deposits  . . . . . . . . . . . . .    21,781            22,618            29,562
Interest on short-term borrowings . . . . . . .       128               427             1,638
Interest on long-term debt  . . . . . . . . . .       121               125               121
Total interest expense . . . . . . . . . .         22,030            23,170            31,322
Net interest income . . . . . . . . . . . . . .    19,200            28,729            43,619
    Provision for loan losses . . . . . . . . .     1,943             1,054             1,056
Net interest income after provision
for loan losses  . . . . . . . . . . . . .         17,257            27,675            42,563

Noninterest Income
Service charges on deposit accounts . . . . . .     1,627             2,735             3,879
Mortgage banking income . . . . . . . . . . . .     1,274             1,788             1,638
Gain on sale of securities  . . . . . . . . . .       615               680               234
Sundry  . . . . . . . . . . . . . . . . . . . .       365             1,350             2,345
    Total noninterest income  . . . . . . . . .     3,881             6,553             8,097

Noninterest Expenses
Salaries, wages and benefits  . . . . . . . . .     7,792            12,396            18,615
Occupancy and furniture and equipment . . . . .     2,756             3,959             6,014
Sundry  . . . . . . . . . . . . . . . . . . . .     6,806            10,263            15,062
Credit card restructuring charge  . . . . . . .       -                -               12,214
    Total noninterest expenses  . . . . . . . .    17,354            26,618            51,905
Income before income taxes  . . . . . . . . . .     3,784             7,610            (1,244)
    Income taxes  . . . . . . . . . . . . . . .     1,184             2,305               190
Net income  . . . . . . . . . . . . . . . . . .     2,600             5,305            (1,434)
    Dividends on preferred stock  . . . . . . .       625             1,930             2,433
Net income applicable to common shareholders  .  $  1,975          $  3,375         $  (3,867)

Net income per common share
Primary . . . . . . . . . . . . . . . . . . .    $   0.51            $ 0.86            $ (0.75)
Fully diluted . . . . . . . . . . . . . . . .         n/a               n/a                n/a

Average shares outstanding
Primary . . . . . . . . . . . . . . . . . . . . 3,892,542         3,937,259          5,138,313
Fully diluted . . . . . . . . . . . . . . . . . 4,955,690         6,446,205          7,591,853


                     Pro Forma Combined Condensed Summary of Earnings
                                   (Including ACNB)


                                                              Years Ended December 31,
                                                         1992              1993              1994
                                                   (dollars in thousands, except per share data)
    Interest Income
      Interest and fees on loans  . . . . . . . . . $  39,788         $  47,313          $  70,679
      Interest on securities  . . . . . . . . . . .     4,277             6,999              6,671
      Other interest income . . . . . . . . . . . .       694               654                623
 Total Interest Income . . . . . . . . . .             44,759            54,966             77,973
    Interest Expense
      Interest on deposits  . . . . . . . . . . . .    23,760            24,055             30,750
      Interest on short-term borrowings . . . . . .       128               427              1,638
      Interest on long-term debt  . . . . . . . . .       121               125                121
Total Interest Expense . . . . . . . . . .             24,009            24,607             32.509
      Net interest income . . . . . . . . . . . . .    20,750            30,359             45,464
    Provision for loan losses . . . . . . . . . . .     2,319             1,106              1,196
      Net interest income after
         provision for loan losses  . . . . . . . .    18,431            29,253             44,268
    Noninterest Income
      Services charges on deposit accounts  . . . .     1,791             2,916              4,108
      Mortgage banking income . . . . . . . . . . .     1,274             1,788              1,638
      Gain on sale of securities  . . . . . . . . .       634               710                 75
      Sundry  . . . . . . . . . . . . . . . . . . .       418             1,350              2,404
Total Noninterest income . . . . . . . . .              4,117             6,764              8,225
    Noninterest Expenses
      Salaries, wages and benefits  . . . . . . . .     8,466            13,140             19,397
      Occupancy and furniture and equipment . . . .     3,032             4,234              6,306
      Sundry  . . . . . . . . . . . . . . . . . . .     7,400            10,920             16,127
      Credit card restructuring charge  . . . . . .         0                 0             12,214
Total Noninterest expenses . . . . . . . .             18,898            28,294             54,044
      Income before income taxes  . . . . . . . . .     3,650             7,723             (1,551)
    Income taxes  . . . . . . . . . . . . . . . . .     1,184             2,305                190
      Net income  . . . . . . . . . . . . . . . . .     2,466             5,418             (1,741)
    Dividends on preferred stock  . . . . . . . . .       625             1,930              2,433
      Net income applicable to
         common shareholders  . . . . . . . . . . .  $  1,841          $  3,488          $  (4,174)

    Net income per common share
      Primary . . . . . . . . . . . . . . . . . . .   $  0.43          $  0.80            $  (0.75)
      Fully diluted . . . . . . . . . . . . . . . .       n/a             0.79                 n/a

    Average shares outstanding
      Primary . . . . . . . . . . . . . . . . . . . 4,295,043        4,339,760           5,540,814
Fully diluted . . . . . . . . . . . . . . . . .     5,358,191        6,848,706           7,994,354


   INFORMATION ABOUT CAROLINA FIRST CORPORATION

In General

  Carolina First Corporation. Carolina First Corporation is a bank holding company headquartered in Greenville, South Carolina which engages in a general banking business through its two subsidiaries: (1) Carolina First Bank, a South Carolina-
chartered  bank  headquartered  in Greenville, South Carolina and
(2) Carolina First Mortgage Company, a mortgage loan origination and servicing company headquartered in Columbia, South Carolina. Carolina First Corporation, which commenced operations in December 1986, currently conducts business in 46 locations in South Carolina and is the second largest independent South Carolina-headquartered financial institution. At December 31, 1994, it had total assets of approximately $1.1 billion, total loans of approximately $866 million and total deposits of approximately $925 million.

  Carolina First Corporation was formed principally in response to opportunities resulting from the takeovers of several South Carolina-based banks by large southeastern regional bank holding companies. A significant number of Carolina First Corporation's executive officers and management personnel were previously employed by certain of the larger South Carolina-based banks that were acquired by these southeastern regional institutions. Consequently, these officers and management personnel have significant customer relationships and commercial banking experience that have contributed to Carolina First Corporation's loan and deposit growth. Carolina First Corporation targets individuals and small to medium-sized businesses in South Carolina that require a full range of quality banking services typically provided by larger regional banking concerns, but that prefer the personalized service afforded by a South Carolina-based institution.

  Carolina First Corporation's objective is to become the leading South Carolina-based banking institution headquartered in the state. It believes that it can accomplish this goal by being a "super-community" bank which offers both the personalized service and "relationship" banking typically found in community banks, as well as the sophisticated banking products offered by the regional and super-regional institutions. Carolina First Corporation currently serves three principal market areas: the Greenville metropolitan area and surrounding counties (located in
the    " Upstate"  region  of  South  Carolina);  the  Columbia
metropolitan area and surrounding counties (located in the "Midlands" region of South Carolina); and Georgetown and Horry counties (located in the "Coastal" region of South Carolina). Carolina First Corporation's market areas are located in three of the four largest Metropolitan Statistical Areas of the state.

  Carolina First Corporation began its operations with the de novo opening of Carolina First Bank in Greenville and has pursued a strategy of growth through internal expansion and through the acquisition of branch locations and financial institutions is selected market areas. Its more significant acquisitions include the acquisition in August 1990 of First Federal Savings and Loan Association of Georgetown (subsequently renamed Carolina First Savings Bank, which was subsequently merged into Carolina First Bank on February 3, 1995) and the acquisition of 12 branch locations of Republic National Bank in March 1993, in which
depositsof   approximately   $190   million   were   assumed.
Approximately half of Carolina First Corporation's total deposits have been generated through acquisitions. Carolina First Corporation anticipates that it will continue to expand in the future and is frequently in discussions regarding possible acquisitions. See "--Recent Developments."

  Carolina First Corporation is a legal entity separate and distinct from its subsidiary bank and non-banking subsidiary. Accordingly, the right of Carolina First Corporation, and thus t h e right of Carolina First Corporation's creditors and shareholders, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Carolina First Corporation in its capacity as a creditor may be recognized. The principal source of Carolina First Corporation's revenues is dividends from its subsidiaries. See "--Certain Regulatory Matters" for a discussion of regulatory restrictions on the ability of certain subsidiaries to pay dividends to Carolina First Corporation.

  Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank and a wholly-owned subsidiary of Carolina First Corporation. It engages in a general banking business through 30 locations, which are located throughout South Carolina. It began its operations in December 1986 and at
December 31, 1994, had total assets of approximately $830 million, total loans of approximately $528 million and total deposits of approximately $709 million. Its deposits are insured by the FDIC.

  Carolina First Mortgage Company. Carolina First Mortgage Company is a South Carolina corporation which principally originates and services one-to-four family mortgage loans through its six offices located in South Carolina. It is headquartered in Columbia, South Carolina. At December 31, 1994, Carolina First Mortgage Company was servicing approximately 10,000 loans having an aggregate principal balance of approximately $800 million.


Corporate Reorganization

  In General. In the fourth quarter of 1994, Carolina First Corporation initiated a reorganization which was designed to improve the long-term competitive position of Carolina First
Corporation.This   reorganization   had   several   different
components, although none of the components was contingent upon or related to the other components. The reorganization involved the merger of Carolina First Savings Bank and Carolina First Bank, the transfer of Carolina First Bank's credit card portfolio off balance sheet to a master trust, and the write-off of certain intangible assets. In connection with these transactions, Carolina First Corporation incurred in the fourth quarter of
1994,an   aggregate   one-time,   after-tax   write-down   of
approximately $8.4 million and a tax liability of $1 million. Such writedowns offset all earnings of Carolina First Corporation in 1994. However, Carolina First Corporation expects that on a going-forward basis, the aggregate effect of the reorganization will be to increase Carolina First Corporation's pre-tax income by approximately $2.8 million a year. The reorganization was undertaken by Carolina First Corporation in an effort to improve its financial performance by reducing expenses and finding alternative off-balance sheet income sources. Absent the one-time charge associated with these corporate transactions, Carolina First Corporation would have had net income of $7 million during 1994.

  Writedown of Certain Intangible Assets. In the third quarter of 1994, Carolina First Corporation retained a consulting firm to determine whether any of its intangible assets were impaired and should be written off. Such intangible assets were created p r i ncipally in connection with acquisitions of financial institutions and financial assets, and the origination of credit c a rd accounts. Such study determined that Carolina First Corporation should write off after-tax approximately $3 million in intangible assets associated with the origination of credit card accounts. Such writedown occurred in the fourth quarter of 1994 in connection with securitization of Carolina First Bank's credit card portfolio and the merger of Carolina First Savings Bank into Carolina First Bank.

  Securitization of Credit Card Portfolio. On January 24, 1995,
Carolina   First   Bank   consummated   the   securitization   of
substantially all of its credit card portfolio. In connection with such securitization, Carolina First Bank transferred substantially all of its credit card accounts and receivables (approximately $100 million) to a trust. Carolina First Bank retained an interest in approximately 30% of the underlying assets of the trust, while certain interests in approximately 70% of the underlying assets of the trust were sold to accredited institutional investors. The various interests in the trust have different rights with respect to the income of the trust, and a substantial portion of Carolina First Bank's interest is subordinated (with respect to losses) to such institutional investors' interests. One of the principal benefits of this structure is that Carolina First Bank will receive income from the trust (assuming its continued viability), while the assets (except for the 30% interest retained) are not included on Carolina First Bank's balance sheet. In addition, this transaction is expected to provide Carolina First Bank with significant liquidity to make loans in its market areas. The trust documents provide that the trust arrangement may be terminated in certain events, including in the event that credit card loan losses exceed a stated percentage or in the event that principal repayments exceed a stated percentage. In the event that the trust is terminated, Carolina First Corporation will generally not be required to repurchase the credit card accounts represented by the 70% interest sold to accredited institutional investors. Carolina First Corporation believes that the liability associated with the securitization is not materially greater than the liability that would exist if Carolina First Bank retained its credit card portfolio.

  Merger of Carolina First Savings Bank and Carolina First Bank. In 1990, Carolina First Corporation acquired First Federal Savings and Loan Association of Georgetown, which was subsequently renamed Carolina First Savings Bank ("CF Savings Bank"). From 1990 until its merger with Carolina First Bank on February 3, 1995, CF Savings Bank was operated as a separate savings bank subsidiary of Carolina First Corporation. As part of the reorganization, Carolina First Corporation determined to merge CF Savings Bank into Carolina First Bank. In connection with such merger, Carolina First Corporation incurred a one-time tax liability of approximately $1 million as a result of the different tax treatment accorded the allowance for loan losses of CF Savings Bank and Carolina First Bank. This merger is expected to result in significant savings for Carolina First Corporation
on   a  going-forward  basis,  primarily  as  a  result  of  the elimination of duplicative administration, the reduction of regulatory burdens and the facilitation of corporate management.


Recent Developments

  Sale of Purchase Mortgage Servicing Rights. On March 31, 1995, Carolina First Bank sold the servicing rights associated with approximately $415,000,000 of mortgage loans to Bank of America, FSB. In connection with this sale, Carolina First Bank received proceeds of approximately $7.2 million on March 31, 1995, and will receive approximately $1.8 million on the date the transfer is completed, which date is expected to occur prior to July 31, 1995.

  Acquisition of ACNB. On April 10, 1995, Carolina First Corporation acquired ACNB through the merger of ACNB with and into Carolina First Bank. The ACNB Transaction was accounted for as a pooling-of-interests and resulted in the issuance of 452,813 shares of CFC common stock in exchange for the outstanding shares of ACNB common stock. At December 31, 1994, ACNB operated through two locations in Aiken, South Carolina and had approximately $42 million in assets. In connection with the ACNB transaction, Carolina First Bank received approximately $29 million in loans and approximately $38 million in deposits. At December 31, 1994, ACNB's non-performing assets (which includes loans which are 90 days or more past due and still accruing interest) totaled 62% of total loans and other real estate owned. For the years ended December 31, 1993 and 1994, ACNB had net income (loss) of approximately $112 million and $(306) million, respectively.

  Other  Acquisitions.  Carolina First Corporation continues to explore opportunities to acquire banks and other companies engaging in financial institutions-related activities. It is not presently known whether, or on what terms, such discussions will result in further acquisitions. Carolina First Corporation's acquisition strategy is flexible in that it does not require Carolina First Corporation to effect specific acquisitions so as to enter certain markets or to attain specified growth levels. Rather than being market driven or size motivated, Carolina First Corporation's acquisition strategy reflects its willingness to consider potential acquisitions wherever and whenever such opportunities arise based on the then-existing market conditions
and   other   circumstances.   Carolina   First   Corporation's
acquisitions may be made by the exchange of stock, through cash purchases, or with other consideration. Other than as described above, Carolina First Corporation does not currently have any definitive understandings or agreements for any acquisitions material to Carolina First Corporation. However, Carolina First Corporation anticipates that it will continue to expand by acquisition in the future.


Market Prices of and Dividends Paid on CFC Common Stock

  The CFC common stock is, and the CFC Shares offered hereby will be, traded on the Nasdaq National Market. The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of CFC common stock as reported by the Nasdaq Stock Market and the cash dividends per share of the CFC common stock. The dividend and stock price information has been adjusted to reflect stock dividends.

                        Price Range of CFC Common Stock

                                         High    Low   Dividends
 1992
   First Quarter . . . . . . . . . .  $  9.50 $  7.34    $  --
   Second Quarter. . . . . . . . .       9.75    8.16       --
   Third Quarter . . . . . . . . . .    10.66    8.62       --
   Fourth Quarter. . . . . . . . . .    12.02   10.20       --

 1993
   First Quarter . . . . . . . . . . $ 11.79  $ 10.43    $  --
   Second Quarter. . . . . . . . . .   12.38    10.48       --
   Third Quarter . . . . . . . . . .   12.38    11.43       --
   Fourth Quarter. . . . . . . . . .   14.05    11.67   $ 0.05

 1994
   First Quarter . . . . . . . . . . $ 12.86   $11.43   $ 0.05
   Second Quarter. . . . . . . . . .   15.00    12.50     0.05
   Third Quarter . . . . . . . . . .   15.75    14.00     0.05
   Fourth Quarter. . . . . . . . . .   14.00    13.25     0.06

 1995
   First Quarter . . . . . . . . . . $ 15.25   $13.50   $ 0.06


  Carolina First Corporation intends to continue its present policy of paying quarterly cash dividends to its shareholders. However, the timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of Carolina First Corporation and its subsidiaries, applicable government regulations and other factors deemed relevant by Carolina First Corporation management. As described under "-- Certain Regulatory Matters," various state and federal laws limit the ability of Carolina First Bank to pay dividends to Carolina First Corporation.


Special Investment Considerations

  In  addition to the other information contained in this Proxy
Statement/Prospectus, the following factors should be considered carefully when evaluating Carolina First Corporation and the CFC common stock.

  Dependence on Senior Management. Carolina First Corporation is dependent upon the services of certain of the senior executive officers of Carolina First Corporation and its subsidiaries. The loss of the services of one or more of such individuals could have an adverse effect on Carolina First Corporation. No assurance can be given that replacements for any of these officers could be employed if their services were no longer available. Carolina First Corporation maintains key employee insurance on Mack I. Whittle, Jr., Carolina First Corporation's Chief Executive Officer.

  Growth Through Acquisitions. Carolina First Corporation has experienced significant growth in assets as a result of acquisitions. Moreover, Carolina First Corporation anticipates engaging in selected acquisitions of financial institutions and branch locations in the future. There are certain risks associated with Carolina First Corporation's acquisition strategy that could adversely impact net income. Such risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Carolina First Corporation and being unable to profitably deploy funds acquired in an acquisition. Furthermore, there can be no assurance as to the extent that Carolina First Corporation can continue to grow through acquisitions. In the past, Carolina First Corporation has engaged in acquisitions accounted for by the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that Carolina First Corporation engages in significant acquisitions accounted for by the purchase method of accounting in the future, Carolina First Corporation may be required to raise additional capital in order to maintain capital levels required by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). In the future, Carolina First Corporation may issue capital stock in connection with additional acquisitions accounted for as a pooling of interests. Such acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership.

  Anti-takeover Measures. Carolina First Corporation has certain anti-takeover measures in place. These include (i) a Shareholders' Rights Plan which, among other things, provides for the dilution of the CFC common stock holdings of certain shareholders who acquire 20% or more of the CFC common stock and attempt to acquire Carolina First Corporation without the consent of management, (ii) certain management contracts which provide for additional management compensation in the event that executive officers who are a party thereto are terminated after a change in control of Carolina First Corporation, and (iii) various charter provisions providing for, among other things, a "staggered" board of directors and supermajority voting requirements in connection with the removal of directors without cause and certain business combinations involving Carolina First Corporation. Any one or more of these measures may impede the takeover of Carolina First Corporation without the approval of Carolina First Corporation's Board of Directors. See "CAROLINA FIRST CORPORATION CAPITAL STOCK."


Incorporation of Certain Information By Reference

  The following documents are hereby incorporated by reference:

 Carolina First Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

 Carolina First Corporation's Current Reports on Form 8-K dated January 24, 1995, March 15, 1995 and April 10,
 1995; and

 the   description  of  the  CFC  common  stock  which  is
 contained  in  its  registration  statements  filed under
 Section  12  of the Exchange Act, including any amendment
 or   report  filed  for  the  purpose  of  updating  such
 description.

  All documents filed by Carolina First Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the respective dates of filing of such documents.

  Any statement contained herein or in a document incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently-filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or
superseded,   to   constitute   a   part   of   this   Proxy
Statement/Prospectus.


Certain Regulatory Matters

  General

  Carolina First Corporation and its subsidiaries are extensively regulated under federal and state law. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws may have a material effect on the business and prospects of Carolina First Corporation. The operations of Carolina First Corporation may be affected by possible legislative and regulatory changes and by the monetary policies of the United States.

  Carolina   First  Corporation.  As  a  bank  holding  company
registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), Carolina First Corporation is subject to regulation and supervision by the Federal Reserve. Under the BHCA, Carolina First Corporation's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits Carolina First Corporation from acquiring direct or indirect control of more than 5% of any class of outstanding voting stock, or substantially all of the assets of any bank, or merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits Carolina First Corporation from acquiring control of any bank operating outside the State of South Carolina (until September 29, 1995) unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located. See " -- Certain Regulatory Matters -- Interstate Banking."

  Additionally, the BHCA prohibits Carolina First Corporation from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such nonbanking-related entities.

  Further, the Federal Deposit Insurance Act, as amended ("FDIA"), authorizes the merger or consolidation of any Bank
Insurance  Fund  ("BIF")  member  with  any  Savings  Association
Insurance Fund ("SAIF") member, the assumption of any liability by any BIF member to pay any deposits of any SAIF member or vice versa, or the transfer of any assets of any BIF member to any SAIF member in consideration for the assumption of liabilities of such BIF member or vice versa, provided that certain conditions are met and, in the case of any acquiring, assuming or resulting d e pository institution which is a BIF member, that such institution continues to make payment of SAIF assessments on the portion of liabilities attributable to any acquired, assumed or merged SAIF-insured institution (or, in the case of any acquiring, assuming or resulting depository institution which is a SAIF member, that such institution continues to make payment of BIF assessments on the portion of liabilities attributable to any acquired, assumed or merged BIF-insured institution).

  There are a number of obligations and restrictions imposed on
bank   holding  companies  and  their  depository  institution
subsidiaries by law and regulatory policy that are designed to minimize potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of defaulting
or in default under its obligations to repay deposits. For example, under current federal law, to reduce the likelihood of receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The Federal Reserve also has the authority under the BHCA to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

  In addition, the "cross-guarantee" provisions of the FDIA require insured depository institutions under common control to reimburse the FDIC for any loss suffered by either the SAIF or the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF, or both. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

  Carolina First Corporation is subject to the obligations and restrictions described above. However, management currently does not expect that any of these provisions will have any material impact on its operations.

  As a bank holding company registered under the South Carolina Bank Holding Company Act, Carolina First Corporation also is subject to regulation by the State Board. Consequently, Carolina First Corporation must receive the approval of the State Board prior to engaging in the acquisitions of banking or nonbanking institutions or assets. Carolina First Corporation must also file with the State Board periodic reports with respect to its financial condition and operations, management, and intercompany relationships between Carolina First Corporation and its subsidiaries.

  Carolina First Bank. Carolina First Bank is a FDIC-insured, South Carolina-chartered banking corporation and is subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the State Board and the FDIC. These statutes, rules and regulations relate to insurance of deposits, required reserves, allowable investments, loans, mergers, consolidations, issuance of securities, payment of dividends, establishment of branches and other aspects of the business of Carolina First Bank. The FDIC has broad authority to prohibit Carolina First Bank from engaging in what it determines to be unsafe or unsound banking practices. In addition, federal law imposes a number of restrictions on state-chartered, FDIC-insured banks and their subsidiaries. These restrictions range from prohibitions against engaging as a principal in certain activities to the requirement of prior notification of branch closings. Carolina First Bank also is subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit and fair credit reporting laws. Carolina First Bank is not a member of the Federal Reserve System.

  Dividends. The holders of CFC common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. The holders of Carolina First Corporation's outstanding series of preferred stock are also entitled to receive dividends when, as and if declared by the Board of Directors in their discretion out of funds legally available therefor and as set forth in Carolina First Corporation's Articles of Incorporation. For a description of the dividends to which holders of such preferred stock are entitled, see "CAROLINA FIRST CORPORATION CAPITAL STOCK." Carolina First Corporation is a legal entity separate and distinct from its subsidiaries and depends for its revenues on the payment of dividends from its subsidiaries. Current federal law would prohibit, except under certain circumstances and with prior regulatory approval, an insured depository institution, such as Carolina First Bank, from paying dividends or making any other capital distribution if, after making the payment or distribution, theinstitutionwouldbeconsidered
"undercapitalized," as that term is defined in applicable regulations. In addition, as a South Carolina-chartered bank, Carolina First Bank is subject to legal limitations on the amount of dividends it is permitted to pay. In particular, Carolina First Bank must receive the approval of the South Carolina Commissioner of Banking prior to paying dividends to Carolina First Corporation.


Capital Adequacy

Carolina First Corporation. The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. Under these guidelines, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," principally consisting of common shareholders' equity, noncumulative preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier 1 (leverage) capital ratio under which a bank holding company must maintain a minimum level of Tier 1 capital (as determined under applicable rules) to average total consolidated assets of at least 3% in the case of bank holding companies which have the highest regulatory examination ratios and are not contemplating significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 100 to 200 basis points above the stated minimum. At December 31, 1994, Carolina First Corporation was in compliance with both the risk-based capital guidelines and the minimum leverage capital ratio, with consolidated Tier 1 capital of 7.65% of risk-weighted assets, total capital of 8.35% of risk-weighted assets and a leverage capital ratio of 5.44%.

  Carolina First Bank. As a state-chartered, FDIC-insured institution which is not a member of the Federal Reserve System, Carolina First Bank is subject to capital requirements imposed by the FDIC. The FDIC requires state-chartered nonmember banks to comply with risk-based capital standards substantially similar to those required by the Federal Reserve, as described above. The FDIC also requires state-chartered nonmember banks to maintain a minimum leverage ratio similar to that adopted by the Federal Reserve. Under the FDIC's leverage capital requirement, state nonmember banks that (a) receive the highest rating during the examination process and (b) are not anticipating or experiencing any significant growth are required to maintain a minimum leverage ratio of 3% of Tier 1 capital to total assets; all other banks are required to maintain a minimum ratio of 100 to 200 basis points above the stated minimum, with an absolute minimum leverage ratio of not less than 4%. As of December 31, 1994, Carolina First Bank had Tier 1 capital of 6.19% of risk-weighted assets, total capital of 6.70% of risk-weighted assets, and a leverage capital ratio of 5.21%.

  As a result of Carolina First Bank's total risk-based capital ratio being less than 8% at December 31, 1994, Carolina First Bank committed to (1) combine CF Savings Bank and Carolina First Bank; (2) consummate the credit card securitization; (3) have Carolina First Corporation contribute capital of $3.5 million to Carolina First Bank; and (4) sell certain purchase mortgage servicing rights, all as described under "--Recent Developments." All of these steps have been completed. At the end of February 1995, and as a result of the January and February 1995 operating results (and without the consummation of the sale of the purchase mortgage servicing rights), Carolina First Bank's total risk-based capital ratio was 8.10%. Carolina First Bank expects that its total risk-based capital ratio will continue to increase as a result of monthly operating results and the consummation of the acquisition of Midlands.

  As a result of the total risk-based capital ratio of Carolina First Bank declining below 8%, Carolina First Corporation, Carolina First Bank and the FDIC entered into a Capital Maintenance Commitment and Guaranty Agreement (the "Guaranty
Agreement") pursuant to which Carolina First Corporation guaranteed that Carolina First Bank will comply with the restoration plan described above until Carolina First Bank has been adequately capitalized on average during each of four consecutive quarters. The Guaranty Agreement provides that in the event Carolina First Bank fails to comply with the applicable capital requirements, Carolina First Corporation will pay to Carolina First Bank or its successors or assigns an amount equal to the lesser of (a) 5% of Carolina First Bank's total assets at the time Carolina First Bank was notified or deemed to have notice that Carolina First Bank was undercapitalized, or (b) the amount which is necessary to bring Carolina First Bank into compliance with all capital standards applicable to Carolina First Bank at the time Carolina First Bank failed to so comply. Management of Carolina First Corporation does not believe that it will be required to make payments under the Guaranty Agreement or that Carolina First Bank will not be at least adequately capitalized in the foreseeable future.


Federal Deposit Insurance Corporation Improvement Act of 1991

   The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risk of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Federal Reserve, the FDIC and the OCC have issued a joint advance notice of proposed rulemaking, and have issued a revised proposal, soliciting comments on a proposed framework for implementing these revisions. Under the proposal, an institution's assets, liabilities, and off-balance sheet positions would be weighted by risk factors that approximate the instruments' price sensitivity to a 100 basis point change in interest rates. Institutions with interest rate risk exposure in excess of a threshold level would be required to hold additional capital proportional to that risk. The notice also asked for comments on how the risk-based capital guidelines of each agency may be revised to take account of concentration and credit risk and the risk of nontraditional activities. Carolina First Corporation cannot assess at this point the impact the proposal would have on the capital requirements of Carolina First Corporation or its subsidiary depository institutions.


Insurance

  As an FDIC-insured institution, Carolina First Bank is subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund's reserve ratio to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) in 15 years. Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury (the "Treasury Department").

  Effective January 1, 1993, the FDIC implemented a risk-based assessment schedule, having assessments ranging from 0.23% to 0.31% of an institution's average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of FDICIA (see "--Certain Regulatory Matters--Other Safety and Soundness Regulations"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. As a result of the current provisions of federal law, the assessment rates on deposits could increase over the next 15 years over present levels. Based on the current financial condition and capital levels of Carolina First Bank, Carolina First Corporation does not expect that the current risk-based assessment schedule will have a material adverse effect on Carolina First Bank's earnings. Carolina First Bank's risk-based insurance assessment currently is set at 0.26% of its average assessment base.

  In connection with the merger of CF Savings Bank into Carolina First Bank and Carolina First Bank's assumption of other SAIF-insured deposits in connection with various acquisitions, approximately 28% of Carolina First Bank's total deposits are subject to SAIF insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by SAIF-insured institutions must be the greater of 0.15% of the institution's average assessment base (as defined) or such rate as the FDIC, in its sole discretion, determines to be appropriate to be able to increase (or maintain) the SAIF reserve ratio to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) within a reasonable period of time. From January 1, 1994 through December 31, 1997, the assessment rate must not be less than 0.18% of the
i n stitution's average base assessment. In each case, the assessment rate may be higher if the FDIC, in its sole discretion, determines a higher rate to be appropriate. In addition, the FDIC has adopted for SAIF assessments the risked based assessment schedule described above. Carolina First Bank's risk-based insurance assessment on its SAIF-insured deposits has been set at 0.23% of its average assessment base.


Other Safety and Soundness Regulations

  Prompt Corrective Action. Current law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized, "adequately capitalized," "undercapitalized," "significantly undercapitalized" or
"critically undercapitalized."Under uniform regulations defining such capital levels issued by each of the federal banking agencies, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1). A bank is considered
(A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capital ratio of less than 4% or (iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMEL rating of 1);
(B)  "significantly
undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier 1 risk-based capital ratio of less than 3%, or (iii) a leverage ratio of less than 3%; and
(c) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets equal to or less than 2%. Carolina First Corporation and Carolina First Bank each currently meet the definition of adequately capitalized.

  Brokered Deposits. Current federal law also regulates the acceptance of brokered deposits by insured depository institutions to permit only a "well capitalized" depository institution to accept brokered deposits without prior regulatory approval. Under FDIC regulations, "well capitalized" insured depository institutions may accept brokered deposits without
restriction,"adequately   capitalized"   insured   depository
institutions may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of interest rates) while "undercapitalized" insured depository institutions may not accept brokered deposits. The regulations provide that the definitions of "well capitalized," "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of FDICIA (as described in the previous paragraph). Carolina First Corporation does not believe that these regulations will have a material adverse effect on its current operations.

  Other   FDICIA   Regulations.   To   facilitate   the   early
identification of problems, FDICIA required the federal banking agencies to review and, under certain circumstances, prescribe more stringent accounting and reporting requirements than those required by generally accepted accounting principles. The FDIC has issued final regulations implementing those provisions. The rule, among other things, requires that management report on the institution's responsibility for preparing financial statements and establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness, and that independent auditors attest to and report separately on assertions in management's reports concerning compliance with such laws and regulations, using FDIC approved audit procedures.

  FDICIA required each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions (such as Carolina First Bank) and depository institution holding companies (such as Carolina First Corporation), including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). Each of the federal banking agencies has issued a joint notice of proposed rulemaking, which requested comment on the implementation of these standards. The proposed rule sets forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation fees and benefits. The proposed rule also establishes a maximum ratio of classified assets to capital, and requires institutions to meet minimum capital standards as a measure of whether such institutions have minimum earnings sufficient to absorb losses without impairing capital. Finally, the proposed rule would define compensation as excessive if it is unreasonable or disproportionate to the services actually performed. Bank holding companies would not be subject to the standards on compensation. The proposal contemplates that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. Carolina First Corporation has not yet determined the effect the proposed rule would have on its operations and the operations of its depository institution subsidiary if it is adopted substantially as proposed.


Community Reinvestment Act

  Carolina  First  Bank  is  subject to the requirements of the
CRA. The CRA requires that financial institutions have an affirmative and ongoing obligation to meet the credit needs of their local communities, including  low-  and  moderate-income neighborhoods,  consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and  applications  to  open  a
branch or facility. Carolina First Bank   received  an  "outstanding"
rating  in  its  most  recent evaluation.

  As a result of a Presidential initiative, each of the federal banking agencies has issued a notice of proposed rulemaking that would replace the current CRA assessment system with a new evaluation system that would rate institutions based on their actual performance (rather than efforts) in meeting community credit needs. Under the proposal, each institution would be evaluated based on the degree to which it is providing loans (the lending test), branches and other services (the service test) and investments to low- and moderate-income areas (the investment test). Under the lending test, as proposed, an institution would be evaluated on the basis of its market share of reportable loans in low- and moderate-income areas in comparison to other lenders subject to CRA in its service area, and in comparison with the institution's market share of reportable loans in other service areas. An institution would be evaluated under the investment test based on the amount of investments made that have had a demonstrable impact on low- and moderate-income areas or persons as compared to its risk-based capital. The service test would evaluate a retail institution primarily based on the percentage of its branches located in, or that are readily accessible to, low- and moderate-income areas. Each depository institution would have to report to its federal supervisory agency and make available to the public data on the geographic distribution of its loan applications, denials, originations and purchases. Small institutions could elect to be evaluated under a streamlined method that would not require them to report this data. All institutions, however, would receive one of five ratings based on their performance:Outstanding, High Satisfactory, Low Satisfactory, Needs to Improve or Substantial Noncompliance. An institution that received a rating of Substantial Noncompliance would be subject to enforcement action. Carolina First Corporation currently is studying the proposal and determining whether the regulation, if adopted, would require changes to Carolina First Bank's CRA action plans.


Transactions Between Carolina First Corporation, Its Subsidiaries and Affiliates

  Carolina First Corporation's subsidiaries are subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Aggregate limitations on extensions of credit also may apply. Carolina First Corporation's subsidiaries also are subject to certain lending limits and restrictions on overdrafts to such persons.

  Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its nonbank subsidiary, on investments in their securities and on the use of their securities as collateral for loans to any borrower. Such restrictions may limit Carolina First Corporation's ability to obtain funds from its bank subsidiary for its cash needs, including funds for acquisitions, interest and operating expenses. Certain of these restrictions are not applicable to transactions between a bank and a savings association owned by the same bank holding company, provided that every bank and savings association controlled by such bank holding company complies with all applicable capital requirements without relying on goodwill.

  In addition, under the BHCA and certain regulations of the Federal Reserve, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, a subsidiary may not generally require a customer to obtain other services from any other subsidiary or Carolina First Corporation, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit to the customer.


Interstate Banking

  In 1986, South Carolina adopted legislation which permitted banks and bank holding companies in certain southern states to acquire banks in South Carolina to the extent that such other states had reciprocal legislation which was applicable to South Carolina banks and bank holding companies. The legislation resulted in a number of South Carolina banks being acquired by large out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and the region. As a result, Carolina First Corporation does not generally attempt to compete for the banking relationships of large corporations, but concentrates its efforts on small to medium-sized businesses and on individuals. Carolina First Corporation believes it has competed effectively in this market segment by offering quality, personal service.

  In July 1994, South Carolina enacted legislation which effectively provides that, after June 30, 1996, out-of-state bank holding companies (including bank holding companies in the Southern Region, as defined under the statute) may acquire other banks or bank holding companies having offices in South Carolina upon the approval of the South Carolina State Board of Financial Institutions and assuming compliance with certain other conditions, including that the effect of the transaction not lessen competition and that the laws of the state in which the out-of-state bank holding company filing the applications has its principal place of business permit South Carolina bank holding companies to acquire banks and bank holding companies in that state. Although such legislation may increase takeover activity in South Carolina, Carolina First Corporation does not believe that such legislation will have a material impact on its competitive position. However, no assurance of such fact may be given.

  Congress recently enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which will increase the ability of bank holding companies and banks to operate across state lines. Under the Riegle-Neal Interstate Banking and
Branching Efficiency Act of 1994, the existing restrictions on interstate acquisitions of banks by bank holding companies will be repealed one year following enactment, such that Carolina First Corporation and any other bank holding company located in South Carolina would be able to acquire a bank located in any other state, and a bank holding company located outside South Carolina could acquire any South Carolina-based bank, in either c a s es ubject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1997, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. Carolina First Corporation believes that this legislation may result in increased takeover activity of South Carolina financial institutions by out-of-state financial institutions. However, Carolina First Corporation does not presently anticipate that such legislation will have a material impact on its operations or future plans.

Change in Bank Control

  The BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or company acquiring control of a bank holding company, such as Carolina First Corporation, subject to certain exemptions for certain transactions. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the company has registered securities under Section 12 of the Exchange Act (which Carolina First Corporation has done with respect to the Common Stock) or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

  Approval  of  Senior  Officers.  Banks  and  their  holding companies which have undergone a change in control within the past two years or which have been deemed by their primary federal bank regulator to be troubled institutions must give their primary federal bank regulator or the Federal Reserve, respectively, 30 days prior notice of the appointment of any senior executive officer or director. Within the 30 day period, their primary federal bank regulator or the Federal Reserve, as the case may be, may approve or disapprove any such appointment. Neither Carolina First Corporation nor Carolina First Bank currently meet the criteria which trigger this additional approval.


Other Regulations

  Interest and certain other charges collected or contracted for by Carolina First Bank and Carolina First Mortgage Company are subject to state usury laws and certain federal laws concerning interest rates. Carolina First Bank's and Carolina First Mortgage Company's loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, CRA requiring financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low- and moderate-income borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it
serves,the   Equal   Credit   Opportunity   Act   prohibiting
discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of Carolina First Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

               INFORMATION ABOUT MIDLANDS

    General

   Midlands was organized as a national banking association on May 11, 1988 and commenced business operations on December 7, 1988 in its current headquarters which are located at 305 Main Street, Prosperity, South Carolina 29127. Midlands' Chapin branch office, located on S.C. Highway 48 in Chapin, South Carolina opened for business on December 14, 1988, and its Newberry branch office, located at 2633 Winnsboro Road in Newberry, South Carolina, opened for business on October 21, 1991. All three facilities are owned by Midlands.

   Midlands is a full service commercial bank which offers a full range of interest bearing and noninterest bearing deposit accounts, including commercial and retail checking accounts, negotiable order of withdrawal ("NOW") accounts, money market accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, Midlands provides such consumer services as cashiers checks, bank money orders, wire transfer, Mastercard and Visa accounts, and safe deposit boxes. Midlands does not offer trust services.


Market Area and Competition

   The primary market area for Midlands is the municipal limits of the cities in which its branches are located and the immediately surrounding area (generally eight to ten miles in every direction from the branches). Included in Midlands' primary market area are the cities of Newberry, Prosperity, Chapin and Ballentine, South Carolina. Midlands draws approximately 75% of its business from this primary market area. Midlands does not rely on foreign sources of funds or income.

   There are eight banking offices and six offices of savings and loan associations within the primary market area of Midlands. Several competitors in Midlands' primary market area are large financial institutions which have substantially greater financial resources, a broader marketing base, and more human resources than Midlands. In addition, some of Midlands' competitors have substantially higher lending limits than Midlands and perform functions such as trust services, which Midlands does not offer. Management of Midlands believes, however, that it can compete effectively with such institutions by virtue of its local ownership, experienced management and responsiveness to the financial needs of the community.

   Midlands is also in competition with existing area financial institutions other than commercial banks and savings and loan associations, including insurance companies, consumer finance companies, brokerage houses, credit unions and other business entities which have recently been targeting the traditional banking markets.


Management's  Discussion  and Analysis of Financial Condition and
Results of Operations

 This discussion is intended to assist in understanding the financial condition and results of operations of Midlands, and should be read in conjunction with the financial statements and related notes contained elsewhere herein. The financial statements for fiscal years 1991 through 1993 have been restated to reflect the correction of certain accounting errors as explained in Note L to the financial statements, and the amounts included in this discussion have also been adjusted for the corrections. Information concerning tax-exempt interest income and securities is not presented on a fully taxable equivalent basis.

Earnings Performance

1994 Compared with 1993

  Midlands' net income was $435,000, or $1.16 per share, for the year ended December 31, 1994, which is the highest recorded since
Midlands' inception in 1988. Net income for the year ended December 31, 1993 was $370,000 or $1.01 per share.

  The principal factor contributing to the increase in earnings for 1994 was an increase in net interest income. Net interest income for 1994 increased $206,000, or 11.5%, over the 1993 figure. The increase in net interest income resulted both from improvements in the yields on interest earning assets and lower rates paid on interest bearing liabilities during 1994. In addition, the provision for loan losses decreased $39,000 in 1994 compared with 1993. A decline in loan volume during 1994 was a major factor in this decrease.

  Noninterest income decreased $62,000 in 1994 compared with 1993. Service charges on deposits were down $40,000 in 1994 due to decreased account activity. Furthermore, there were no securities gains recorded in 1994 compared with $18,000 of such gains for 1993. Noninterest overhead expenses increased only $11,000 or .8% in 1994, primarily because of a decrease in furniture and equipment expense in 1994 compared with 1993. Income tax expense was up $58,000 in 1994 due to increased pre-tax income. Also, in 1993, there was a one- time increase in net income of $49,000 because of the cumulative effect of a required accounting change in the method of computing deferred income taxes.


1993 Compared with 1992

  Midlands' net income was $370,000, or $1.01 per share, for the year ended December 31, 1993. These results compare favorably with net income of $83,000, or $.23 per share, for the year ended December 31, 1992. Net income for 1993 includes the cumulative effect of an accounting change effective January 1, 1993, regarding the method of computing deferred income taxes. This accounting change increased net income $49,000 or $.14 per share in 1993.

  A significant increase in net interest income was the main factor in the increase in net income for 1993 compared with 1992. Net interest income increased $405,000, or 29.3%, in 1993 over the 1992 amount. The increase in net interest income resulted from lower interest rates paid throughout 1993 on interest bearing liabilities and larger volumes of interest earning assets at more favorable spreads. Also significantly contributing to the improvement in 1993 net income was a $345,000, or 70.4%, decrease in the provision for loan losses charged to expense. Fewer loan charge-offs and slower loan growth contributed to this decrease.

  Noninterest income decreased a total of $124,000 in 1993 compared with 1992. Securities gains were down $80,000 because of fewer sales. Credit life insurance commission income decreased $91,000 due to fewer loan originations in the consumer portion of the loan portfolio. Noninterest overhead expenses increased $231,000 during 1993, mainly due to increased personnel costs and expenses associated with other real estate. Income tax expense was up significantly because of the increase in income before income taxes.


Net Interest Income

  Net interest income is the amount of interest earned on interest earning assets (loans, securities, time deposits in other banks and federal funds sold), less the interest expense incurred on interest bearing liabilities

(interest bearing deposits and capital lease obligations), and is the principal source of Midlands' earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities and the relative funding of these assets.

 Net  interest  income was $1,992,000, $1,786,000 and $1,381,000 for
1994, 1993 and 1992, respectively. The $206,000 growth in net interest income for 1994 was due largely to a 33 basis point (a basis point is .01%) improvement in the average interest rate spread from 4.28% for 1993 to 4.61% for 1994. The average yield on interest earning assets in 1994 was up 21 basis points, primarily because of increased interest rates earned on the loan portfolio. The average rate paid on interest bearing liabilities in 1994 decreased 12 basis points, mainly because of lower rates paid on time deposits. Additionally, net interest income for 1994 was favorably affected by an increase in the average interest free funds supporting interest earning assets. As a result, the net yield on earning assets increased 44 basis points over the 1993 figure. During 1994, loan demand softened and the volume of loans decreased. Management responded by reducing deposit volumes through offering lower interest rates, particularly on time deposits of $100,000 and over. Thus, the overall cost of funds that could not be more profitably employed in the higher-yielding loan portfolio was reduced.

  The most important factor in the $405,000, or 29.3%, increase in net interest income for 1993 compared with 1992, was the decrease in the average rate paid on interest bearing liabilities. The average rate paid on interest bearing liabilities dropped 111 basis points during 1993 compared with 1992, reflecting the overall lower interest rate environment experienced in 1993. However, the average rate earned on interest earning assets decreased by only 24 basis points for an overall improvement in the average interest rate spread of 87 basis points from 3.41% to 4.28%. Increased volumes of both interest earning assets and interest bearing liabilities during 1993 compared with 1992 also contributed to the increase in net interest income. Loan demand remained strong in 1993 which enabled management to employ new deposits acquired largely into the higher-yielding loan portfolio. The table, "Average Balances, Yields and Rates", provides a detailed analysis of the effective yields and rates on the categories of interest earning assets and interest bearing liabilities for the years ended December 31, 1994, 1993 and 1992.

                           Average Balances, Yields and Rates

                                                                 Years Ended December 31,

                                                  1994                           1993                         1992

                                                 Interest           Average    Interest          Average     Interest
                                      Average    Income/  Yields/  Balances(1) Income/  Yields/ Balances(1)  Income/   Yields/
                                    Balances(1)  Expense   Rates               Expense   Rates               Expense    Rates
                                                                      (dollars in thousands)

Assets
Time deposits in other banks        $   704       $   29    4.12%   $   1,034   $   42    4.06%  $    993     $   51     5.14%
Securities
 Taxable                              8,308          426    5.13%       7,422      407    5.48%     7,078        468     6.61%
 Tax-exempt                             421           17    4.04%          --       --      --         --         --       --
Federal funds sold                    2,744          111    4.05%       2,119       62    2.93%     2,506         88     3.51%
Loans, net of unearned income(2)     28,021        2,767    9.87%      28,909    2,696    9.33%    25,994      2,450     9.43%
 Total interest earning assets       40,198        3,350    8.33%      39,484    3,207    8.12%    36,571      3,057     8.36%
Cash and due from banks               1,311                             1,502                         907
Allowance for loan losses              (399)                             (407)                       (342)
Premises and equipment                1,273                             1,279                       1,400
Other assets                          1,011                             1,086                         556
 Total assets                       $43,394                          $ 42,944                    $ 39,092

Liabilities and shareholders' equity
Interest bearing deposits
 Interest bearing transaction
  accounts                          $ 8,112       $  198    2.44%    $  7,050   $  165    2.34%  $  6,575     $  213     3.24%
 Savings                              2,228           55    2.47%       2,241       60    2.68%     2,733        111     4.06%
 Time deposits $100M and over         7,133          300    4.21%       8,182      350    4.28%     7,291        403     5.53%
 Other time deposits                 19,021          803    4.22%      19,376      841    4.34%    17,042        938     5.50%
  Total interest bearing deposits    36,494        1,356    3.72%      36,849    1,416    3.84%    33,641      1,665     4.95%
Obligations under capital leases         45            2    4.44%         126        5    3.97%       230         11     4.78%
  Total interest bearing liabilities 36,539        1,358    3.72%      36,975    1,421    3.84%    33,871      1,676     4.95%
Noninterest bearing demand deposits   2,571                             1,959                       1,475
Other liabilities                       284                               351                         314
Shareholders' equity                  4,000                             3,659                       3,432
 Total liabilities and stock-
  holders' equity                   $43,394                          $ 42,944                    $ 39,092
Interest rate spread (3)                                    4.61%                         4.28%                          3.78%
Net interest income and net yield
 on earning assets (4)                            $1,992    4.96%               $1,786    4.52%               $1,381     3.78%
Interest free funds supporting
 earning assets (5)                 $ 3,659                          $  2,509                    $  2,700


- -------------------------------
(1)  Average balances are computed on a daily basis.
(2) Nonaccruing loans are included in the average loan balances and income on such loans is recognized on a cash basis.
(3) Total interest bearing assets yield less the total interest bearing liabilities rate.
(4)  Net interest income divided by total interest earning assets.
(5) Total interest earning assets less total interest bearing liabilities.

  The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities. As reflected in the table, increased volumes accounted for $25,000, or 12.1%, of the growth in net interest income for 1994, while changes in rates accounted for $181,000, or 87.9%. In 1993, increased volumes accounted for $129,000, or 31.9%, of the increase in net interest income, with changes in rates accounting for $276,000, or 68.1%, of the increase. The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.


                            Volume and Rate Variance Analysis

                              1994 compared to 1993        1993 compared to 1992
                              Volume   Rate   Total        Volume   Rate  Total
(dollars in thousands)
Time deposits in other banks  $ (14)  $  1   $  (13)        $  2  $ (11)  $ (9)
Taxable securities               47    (28)      19           22    (83)   (61)
Tax-exempt securities            17     -        17            -      -      -
Federal funds sold               21     28       49          (13)   (13)   (26)
Loans, net of unearned income   (82)   153       71          272    (26)   246
Total interest income           (11)   154      143          283   (133)   150
Interest bearing deposits
Interest bearing transaction
 accounts                        26      7       33           14    (62)   (48)
Savings                           -     (5)      (5)         (18)   (33)   (51)
Time deposits $100M and over    (44)    (6)     (50)          45    (98)   (53)
Other time deposits             (15)   (23)     (38)         117   (214)   (97)
Obligations under capital leases (3)     -       (3)          (4)    (2)    (6)
Total interest expense          (36)   (27)     (63)         154   (409)  (255)
Net interest income          $   25 $  181   $  206       $  129 $  276  $ 405


Interest Rate Sensitivity

  Interest rate sensitivity management is concerned with the management of the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income, and to control the risks associated with interest rate movement. The Asset/Liability Management Committee, along with Midlands' asset/liability management consultant, monthly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

  The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 1994 of $10,180,000, for a cumulative gap ratio of .68. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon", a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 1994 with respect to the one year time horizon. For a bank with a negative gap, falling interest rates would be expected to have a positive effect on net interest income and rising rates would be expected to have the opposite effect.

  The table below reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Scheduled payment amounts of amortizing fixed rate loans are reflected at each scheduled payment date. Variable rate amortizing loans reflect scheduled payments at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Deposits in other banks and debt securities are reflected at each instrument's ultimate maturity date. Overnight federal funds sold are reflected in the earliest repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a thirty-day or shorter period. However, Midlands is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally Individual Retirement Accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

                                December 31, 1994

                              Within      4-12      Over 1-5     Over 5
                              3 Months   Months       Years       Years    Total
                                                (dollars in thousands)
Interest earning assets
 Time deposits in other banks  $  300   $   100     $     -     $       -   $   400
Securities                          -     1,572       7,005           615     9,192
Federal funds sold              1,440         -           -             -     1,440
Loans, net of unearned income
Fixed rate                      1,642     3,069       6,907         2,084    13,702
Variable rate                  13,517         -           -             -    13,517
   Total interest earning
     assets                    16,899     4,741     $13,912      $  2,699  $ 38,251

 Interest bearing liabilities
Interest bearing deposits
Interest bearing transaction    7,543         -     $     -     $      -   $  7,543
accounts
Savings                         1,998         -           -            -      1,998
Time deposits $100M and over    4,649     1,920         400            -      6,969
Other time deposits             8,584     7,090       3,650            -     19,324
 Obligations  under capital
  leases                           36         -           -            -         36
Total interest bearing
  liabilities                  22,810     9,010      $4,050     $      -   $ 35,870

 Interest sensitivity gap      (5,911)   (4,269)
 Cumulative interest
  sensitivity gap              (5,911)  (10,180)

 Gap ratio                        .74       .53
 Cumulative gap ratio             .74       .68

________________________________________
Loans are net of nonaccrual loans totaling $244,000.

  During 1994, management managed the repricing characteristics of the loan portfolio by increasing the proportion of variable rate versus fixed rate loans in order to stabilize Midlands' negative gap ratio. The success of this strategy was evidenced by the increase in net interest income due to rate changes during 1994. During 1995, management will attempt to reduce Midlands' liability sensitive position by further increasing the mix of variable versus fixed rate loans and attempting to extend the maturities of fixed rate time deposits. This strategy is designed to provide a stable net interest spread and soften the negative effects of any increase in interest rates that might occur.

  During 1995, management expects that interest rates will move within a narrow range, and management has not identified any factors that would cause interest rates to increase sharply in a short period of time.


Provision for Loan Losses

  The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. Provisions for loan losses totaled $106,000, $145,000, and $490,000 for the years ended December 31,
1994, 1993 and 1992, respectively. The lower provision for 1994 resulted principally from a reduction in loan volume. An increase in loan volume was the primary reason for the higher provision in 1993. The large provision in 1992 was mainly due to replenishing the allowance for reductions for net loan charge-offs.

  The economic recovery in 1993 (which continued into 1994), from the economic recession that began in 1990 has generally had a positive impact on some loan customers of Midlands. Net loan charge-offs for 1994 totaled $182,000 compared with $128,000 and $382,000 for 1993 and 1992, respectively. See "Nonperforming Loans; Other Problem Assets" and "Allowance for Loan Losses" under this Management's Discussion and Analysis of Financial Condition and Results of Operations section for a discussion of the factors management considers in its review of the adequacy of the allowance and provisions for loan losses.


Other Income

  Noninterest income for 1994 decreased $62,000, or 20.6%, after decreasing $124,000, or 29.2%, for 1993. Service charges on deposit accounts decreased $40,000 in 1994 and increased $40,000 in 1993. These changes in service charge income resulted principally from fluctuations in chargeable account activity. Credit life insurance income was down $7,000 for 1994, and was down $91,000 for 1993. Fewer consumer loan originations during 1994 and 1993 caused the decrease in this source of noninterest income. This trend is expected to continue. Changes in federal income tax laws that excluded the deductibility of consumer loan interest combined with aggressive financing programs by affiliates of automobile manufacturers has reduced the volume of consumer lending by most commercial banks. There were no securities gains in 1994, while Midlands had securities gains of $18,000 in 1993 and $98,000 in 1992.


Other Expenses

  Noninterest expenses for 1994 increased $11,000, or .8%, compared with an increase of $231,000, or 19.1%, for 1993. Salaries and employee benefits increased only $15,000 in 1994 compared with an increase of $131,000 for 1993. The size of Midlands' staff was reduced in 1994 by not replacing employees who resigned to pursue other interests, and their duties were reallocated to other remaining employees or outsourced. Also, 1994 bonus and incentive pay for executive officers and other employees was lower than the 1993 amount. Furniture and equipment expense was down $53,000 for 1994 compared with 1993 because most of the equipment under capital leases had been fully amortized by the end of 1993. Other expenses increased $45,000 in 1994, compared with a $93,000 increase in 1993 over 1992. Professional services expense increased $28,000 in 1994, largely as the result of outsourcing services previously furnished by in-house employees. For 1994, advertising and promotion expenses were up $5,000, directors' fees were up $4,000, and telephone expense was up $6,000.

  Management believes that it is important to control the growth of noninterest expenses in order to maintain and increase the net income of Midlands.

Income Taxes

  For the years ended December 31, 1994, 1993 and 1992, income tax expense applicable to income before income taxes, extraordinary credit and cumulative effect of accounting change was $239,000, $181,000 and $41,000, respectively. During 1992, all remaining benefits of operating loss carry forwards were utilized and were reflected as an extraordinary credit of $17,000, or $.05 per share, in the statement of income. The effective income tax rate (income tax expense divided by income before income taxes, extraordinary credit and cumulative effect of accounting change) for 1994 was 35.5%. Management estimates that the effective combined federal and state income tax rates on income before income taxes will be approximately 37% for 1995.

  Midlands adopted, effective January 1, 1993, Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income
Taxes", issued in February, 1992. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The deferred method, used in years prior to 1993, required Midlands to provide for deferred income tax expense based on certain items of income and expense which were reported in different years in the financial statements and the tax returns as measured by the tax rate in effect for the year the difference occurred. As permitted under SFAS No. 109, prior years' financial statements have not been restated for this change in accounting principle. The effect of adopting SFAS No. 109 was immaterial to income before the cumulative effect of the change in accounting for 1993. Net income for 1993 was increased $49,000, or $.14 per share, by the cumulative effect of the change in accounting related to years prior to 1993.


Securities

  At December 31, 1994, securities comprised approximately 21.6% of Midlands' assets. The following table summarizes the carrying value amounts of securities held by Midlands at each of the dates indicated. Available-for-sale securities are stated at estimated fair value and held-to-maturity and investment securities are stated at amortized cost.

 Securities Portfolio Composition

                                                         December 31,
                                                  1994           1993         1992
                                               Available-   Held-to-
                                                for-Sale    Maturity  Investment Securities

                                             (dollars in thousands)
U.S. Treasury and U.S. Government agencies       $   5,018   $   -   $4,113  $2,912
Obligations of states and political subdivisions         -     458        -       -
Mortgage-backed securities                           3,559       -    3,606   4,475
Equity securities                                      157       -      166     103
 Total                                           $   8,734   $ 458   $7,885  $7,490

   The following table presents maturities and weighted average yields of securities at December 31, 1994.

                            Securities Portfolio Maturities and Yields

                                             December 31, 1994

                                             Available-for-Sale        Held-to-Maturity
                                             Carrying                  Carrying
                                             Amount           Yield    Amount            Yield
                                                          (dollars in thousands)
U.S. Treasury and U.S. Government agencies
Within one year                              $   1,572        4.79%
After one through five years                     3,446        6.06%
 Total                                           5,018        5.66%

States and political subdivisions
After ten years                                                         $     458        4.35%

Mortgage-backed securities
After one through five years                     3,559       6.07%

Equity securities
After ten years                                    157       5.72%

Total
Within one year                                  1,572       4.79%
After one through five years                     7,005       6.07%
After ten years                                    157       5.72%            458        4.35%
 Total                                        $  8,734       5.83%          $ 458        4.35%

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board in May, 1993. As required, Midlands adopted the provisions of this statement effective January 1, 1994, without retroactive application to prior years' financial statements. Midlands' management reclassified, as of January 1, 1994, Midlands' investment securities into available-for- sale and held-to-maturity categories based on current intent in accordance with the criteria established by SFAS No.
115. At that date, investment securities with an amortized cost of $7,885,000 and an estimated fair value of $7,937,000 were classified as available-for-sale. The effect of this change in accounting principle was to increase the carrying value of securities $52,000 and directly increase shareholders' equity $33,000, which is net of income taxes of $19,000. The increase, net of income tax effect, is presented in the statement of changes in shareholders' equity as an adjustment of the balance of the separate component of shareholders' equity required by SFAS No. 115 for the unrealized holding gains and losses on available-for- sale securities.

On an ongoing basis, management assigns securities upon purchase into one of the categories designated by SFAS No. 115 based on intent, taking into consideration other factors including expectations for changes i nmarket rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. Management generally has assigned U. S. Treasury and U. S. Government agencies securities to the available-for-sale category because these securities are the most readily marketable in response to liquidity needs and interest rate changes. Mortgage-backed securities are generally classified as available- for-sale because changes in interest rates may make the sale of such securities desirable in order to reposition the repricing characteristics of Midlands' earning assets. Midlands has never held securities for trading purposes, and there were no transfer transactions during 1994 affecting the available-for-sale or held-to-maturity categories of securities. All 1994 securities sales were made from securities classified as available-for-sale.

At December 31, 1994, Midlands held a $400,000 Barnwell County, South Carolina School District No. 45 bond with a 7.25% coupon rate, maturing on February 1, 2011. The bond, classified as held-to-maturity, is included in the balance sheet at an amortized cost of $458,000 and has an estimated fair value of $402,000. The Moody rating of the bond is Baa. All of Midlands' mortgage-backed securities held at December 31, 1994, were issued by the Federal Home Loan Mortgage Corporation.


Loan Portfolio

Midlands engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans.

Commercial lending is directed principally towards businesses whose demands for funds fall within Midlands' legal lending limits and which are potential deposit customers of Midlands. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Particular emphasis is placed on loans to small and medium-sized businesses with a residential and commercial first and second mortgage loans and construction loans.

Midlands' consumer loans consist primarily of installment loans to individuals for personal, family and household purposes, including automobile loans to individuals and pre-approved lines of credit. This category of loans also includes lines of credit and term loans secured by second mortgage on the residences of borrowers for a variety of purposes including home improvement, education and other personal expenditures.

No material portion of Midlands' loans were concentrated within a single industry or group of related industries. There are no material seasonal factors that would have an adverse impact on Midlands' loans portfolio. However, Midlands derives a substantial portion of its business from mortgage loans, and to the extent that fluctuations and changes occur in the housing industry, Midlands' business could fluctuate as well.

Management believes the loan portfolio is adequately diversified. There are no foreign loans and a few agricultural production loans.

The amount of loans outstanding at the indicated dates are shown in the following table according to type of loan.


                          Loan Portfolio Composition

                                                          December  31,
                                              1994            1993         1992
                                          Amount     %    Amount    %    Amount     %
                                                       (dollars in thousands)
Commercial, financial and agricultural
Commercial and industrial                $  4,156  15.1%  $ 4,431  15.2% $ 4,901  17.2%
Agricultural production                       498   1.8%      380   1.3%     482   1.7%
                                            4,654  16.9%    4,811  16.5%   5,383  18.9%
Real estate - construction                    936   3.4%    1,510   5.2%   1,078   3.8%
Real estate - mortgage
Farmland                                      623   2.3%      810   2.8%     915   3.2%
1-4 family residential                      8,390  30.6%    8,572  29.4%   7,823  27.4%
Nonfarm, nonresidential                     5,833  21.2%    5,953  20.4%   5,603  19.7%
                                           14,846  54.1%   15,335  52.6%  14,341  50.3%
Consumer installment
Checking credit                                50    .2%       43    .1%      35    .1%
Other                                       6,977  25.4%    7,434  25.6%   7,671  26.9%
                                            7,027  25.6%    7,477  25.7%   7,706  27.0%
 Total                                  $  27,463  100.0% $29,133 100.0% $28,508 100.0%

   A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

   Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios. During 1994, commercial and industrial loans decreased $275,000 or 6.2% from the end of 1993. Such loans decreased $470,000 or 9.6% during 1993 from the end of 1992. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, sophisticated initial and continuing financial analysis of a borrower's cash flows and other financial information is required. During 1994 and 1993, management utilized the services of financial analysis consultants to assist in the financial analysis of some of Midlands' larger and more complex commercial loans.

   Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan to cost ratios are limited to 75% and permanent financing commitments are required prior to the advancement of loan proceeds.

   Loans secured by real estate mortgages comprised just over 50% of Midlands' loan portfolio at the end of 1994, 1993 and 1992. Residential real estate loans consist mainly of first and second mortgages on single family homes, with loan-to-value ratios for these instruments being generally limited to 80%. Nonfarm, nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally being limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.



Nonperforming Loans; Other Problem Assets

                     Nonaccrual and Past Due Loans

                                                         December 31,
                                                      1994   1993  1992
                                                   (dollars in thousands)

Nonaccrual loans                                      $244   $390   $327
Accruing loans 90 days or more past due                  -      -      -
 Total                                                $244   $390   $327




   When a loan is 90 days past due as to interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the ultimate collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated net realizable value of collateral by charge-off to the allowance for loan losses and any subsequent payments are credited to the remaining outstanding principal balance until the loan is repaid. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

   Interest income that would have been recorded if nonaccrual loans had been current in accordance with their original terms amounted to $42,000, $54,000 and $47,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Recognized interest income on these loans was $21,000, $3,000 and $1,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Collections of interest on nonaccrual loans applied on a principal recovery basis totaled $88,023, $4,000 and $14,150 for the years ended December 31, 1994, 1993 and 1992, respectively.

   In May, 1993, the Financial Accounting Standards Board issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," effective for fiscal years beginning after December 15, 1994. This Statement generally applies to all loans, whether or not collateralized, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms. It does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or lower of cost or fair value, leases and debt securities. SFAS No. 114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. SFAS No. 114 also allows creditors, as a practical expedient, to measure the loan at its observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The required adoption of SFAS
No. 114 effective January 1, 1995 did not have a material effect on Midlands' financial statements.


Potential Problem Loans

   Management has identified and maintains a list of potential problem loans. These are loans that are not included in nonaccrual status or past due 90 days or more and still accruing. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes serious doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 1994 determined by management to be potential problem loans was $1,169,000. This amount does not represent management's estimate of potential losses since a large proportion of such loans are secured by real estate and other collateral.

   The following table presents information about the categories and types of collateral with respect to potential problem loans as of December 31, 1994.

                 Potential Problem Loan Analysis

                                                       December 31, 1994
                                                      Amount           %
                                                    (dollars in thousands)

Commercial and industrial
 Real estate                                          $  395          33.8%
 Equipment, inventory and vehicles                       666          57.0%
 Unsecured                                                26           2.2%
Consumer installment
 Automobiles                                              81           6.9%
 Unsecured                                                 1            .1%
  Total                                               $1,169         100.0%


Other Real Estate

Other real estate totaled $352,000 and $445,000 at December 31, 1994 and 1993, respectively, and consisted of foreclosed properties. All of the other real estate held at the end of 1994 is located in the Newberry

County area, where sales of the property are expected to be moderately slow. Other real estate is initially recorded at the lower of net loan principal balance or its estimated fair value less estimated selling costs. The estimated fair value is determined by appraisal at the time of acquisition.



Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The following table summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.


                           Summary of Loan Loss Experience


                                                                Years Ended December 31,
                                                      1994     1993      1992       1991     1990
                                                                (dollars in thousands)

Total loans outstanding at the end of the period,
 net of unearned income                             $ 27,463   $29,127   $28,478  $ 22,905  $17,948
Average amount of loans outstanding,
 net of unearned income                               28,021    28,909    25,994    20,417   15,652
Balance of allowance for loan losses at
 beginning of period                                     409       392       284       230      135
Loans charged off
 Commercial and industrial                               125        69       272       107        -
 Real estate - mortgage                                   30        33        80        21        -
 Consumer installment                                     41        42        40        28       39
  Total charge-offs                                      196       144       392       156       39
Recoveries of loans previously charged-off
 Commercial and industrial                                10        11         6         -        -
 Consumer installment                                      4         5         4         7        1
  Total recoveries                                        14        16        10         7        1
Net charge-offs                                          182       128       382       149       38
Additions to allowance charged to expense                106       145       490       203      133
Balance of allowance for loan losses at end of period   $333      $409      $392      $284     $230

Ratios
 Net charge-offs during period to average loans
  outstanding during period                              .65%      .44%      1.47%     .73%     .24%
 Net charge-offs to loans at end of period               .66%      .44%      1.34%     .65%     .21%
 Allowance for loan losses to average loans             1.19%     1.41%      1.51%    1.39%    1.47%
 Allowance for loan losses to loans at end of year      1.21%     1.40%      1.38%    1.24%    1.28%
 Net charge-offs to allowance for loan losses          54.65%    31.30%     97.45%   52.46%   16.52%
 Net charge-offs to provision for loan losses         171.70%    88.28%     77.96%   73.40%   28.57%



In reviewing the adequacy of the allowance for loan losses at each year end, management took into consideration the historical loan losses experienced by Midlands, current economic conditions affecting the borrowers' ability to repay, the volume of loans, and the trends in delinquent, nonaccruing, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of possible future loan losses inherent in the loan portfolio as of December 31, 1994.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated monthly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance-sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management's assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Management's calculation of the allowance for loan losses does not provide an allocation by individual loan categories.


Deposits

Midlands offers a full range of interest bearing and noninterest bearing accounts, including commercial and retail checking accounts, NOW accounts, money market accounts, regular interest bearing statement savings accounts, and certificates of deposit with fixed and variable rates and a range of maturity date options. The sources of deposits are residents, businesses and employees of businesses within Midlands' market area, obtained through the personal solicitation and advertisements published in the local media. Midlands generally pays competitive interest rates on its time and savings deposits [up to the maximum permitted by law or regulation]. In addition, Midlands has implemented a service charge fee schedule competitive with other financial institutions in Midlands' market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

No material portion of Midlands' deposits have been obtained from any one customer or group of customers. There are no material seasonal factors that would have an adverse impact on Midlands' deposits.

The average amounts and percentage composition of deposits held by Midlands for the years ended December 31, 1994, 1993 and 1992, are summarized below:

                                Average Deposits


                                                        Years Ended December 31,
                                           1994      %       1993      %       1992       %
                                                       (dollars in thousands)

Noninterest bearing demand              $   2,571   6.6%  $   1,959   5.0%    $  1,475   4.2%
Interest bearing transaction accounts       8,112  20.8%      7,050  18.2%       6,575  18.7%
Savings                                     2,228   5.7%      2,241   5.8%       2,733   7.8%
Time deposits $100M and over                7,133  18.2%      8,182  21.1%       7,291  20.8%
Other time deposits                        19,021  48.7%     19,376  49.9%      17,042  48.5%
  Total average deposits                 $ 39,065 100.0%   $ 38,808 100.0%    $ 35,116 100.0%


As of December 31, 1994, Midlands held $6,969,000 in time deposits $100,000 and over with approximately $4,649,000 maturing within three months, $1,616,000 maturing in over three through six months, $304,000, maturing in over six through twelve months, and $400,000 maturing after twelve months.

Average time deposits $100,000 and over have decreased to $7,133,000 in 1994, after increasing from $7,291,000 in 1992 to
$8,182,000 in 1993. The vast majority of time deposits $100,000 and over are acquired from customers within Midlands' service areas in the ordinary course of business. Midlands does not purchase brokered deposits. While management believes that most of the large time deposits are acquired from customers with standing relationships with Midlands, it is a common industry practice not to consider these types of deposits as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore have the characteristics of shorter-term purchased funds.

Return on Equity and Assets



The following table shows the return on assets (net income divided by average total assets), return on equity, (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

                                               Years Ended December 31,
                                              1994       1993      1992

Return on assets                              1.00%      .86%      .21%
Return on equity                             10.88%    10.11%     2.42%
Dividend payout ratio                        21.55%        -         -
Equity to assets ratio                        9.22%     8.52%     8.78%


Liquidity

   Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within Midlands' service areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and represented 73.4% of total assets at December 31, 1994 compared with 73.0% at the end of 1993. Time deposits $100,000 and over involve an appropriate matching of maturity distribution and a diversification of sources to achieve an appropriate level of liquidity. In addition, Midlands has available unused short-term lines of credit to purchase up to $1,500,000 of federal funds from unrelated correspondent institutions on an unsecured basis. Generally, the lines are available on a one to seven day basis. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities, particularly those available-for-sale and those maturing within one year, also provide a secondary source of liquidity. In addition, funds from maturing loans are a source of liquidity. Management believes that Midlands' overall liquidity sources are adequate to meet its operating needs.

   Understanding the changes in Midlands' financial condition and liquidity is enhanced by reviewing the changes in the size and composition of the various categories of earning and non-earning assets due to cash flows and the sources of cash for those changes. The table "Sources and Uses of Cash" is closely related to the statement of cash flows appearing in the financial statements and related notes contained elsewhere herein. The information in this table focuses on changes in year end balances between 1994 and 1993, and between 1993 and 1992, caused by cash flows. No material one-day transactions occurred at year end 1994, 1993 or 1992 that would distort the picture of funding sources and uses.

                           Sources and Uses of Cash

                                             Increase (Decrease) December 31,
                                            1994        %        1993       %
                                                  (dollars in thousands)

Sources of cash
 Core deposits
  Noninterest bearing demand               $ -          -       $   372    8.6%
  Interest bearing transaction accounts      -          -         2,177   50.1%
  Savings                                    -          -          (275)  (6.3%)
  Time deposits under $100M                  -          -         1,065   24.5%
   Total core deposits                       -          -         3,339   76.9%
 Earning assets
  Time deposits in other banks              800      20.2%            -      -
  Federal funds sold                        960      24.3%            -
  Loans made to customers                 1,395      35.3%            -      -
   Total earning assets                   3,155      79.8%            -      -
 Shareholders' equity
  Operating activities                      700      17.7%          660   15.2%
 Non-earning assets
  Other real estate                         100       2.5%          341    7.9%
   Total sources of cash                $ 3,955     100.0%       $4,340  100.0%

Uses of cash
 Earning assets
  Time deposits in other banks          $   -           -        $  300    6.9%
  Investment securities                   1,578      39.9%          413    9.5%
  Loans made to customers                   -           -         1,324   30.6%
  Federal funds sold                        -           -           700   16.1%
   Total earning assets                   1,578      39.9%        2,737   63.1%
 Non-earning assets
  Cash and due from banks                   489      12.4%           74    1.7%
  Premises and equipment                    181       4.5%           27     .6%
   Total non-earning assets                 670      16.9%          101    2.3%
 Core deposits
  Noninterest bearing demand               (588)    (14.9)%           -      -
  Interest bearing transaction accounts     976      24.7%            -      -
  Savings                                   168       4.2%            -      -
  Time deposits under $100M                 308       7.8%            -      -
   Total core deposits                      864      21.8%            -      -
 Time deposits $100M and over               731      18.5%        1,392   32.1%
 Obligations under capital leases            23        .6%          110    2.5%
 Shareholders' equity
  Cash dividends paid                        89       2.3%            -      -
   Total uses of cash                   $ 3,955     100.0%      $ 4,340  100.0%



Capital Resources

   The capital base for Midlands increased by $435,000, $370,000 and $83,000 during 1994, 1993 and 1992, respectively, as the result of net income. In 1994, capital was decreased $89,000 for cash dividends paid, and $142,000 for unrealized holding gains and losses on available-for-sale securities, net of income tax effect.


   Midlands is subject to regulatory risk-based capital adequacy standards. Under these standards, banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of FDICIA, federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of a bank's capital adequacy.

   Midlands qualifies as a "well-capitalized" institution under the regulatory definitions and guidelines. The following table sets forth the risk-based capital ratios of Midlands and the minimum levels prescribed by regulations as of December 31, 1994:

                                                               Total
                                                  Tier 1     Capital   Leverage

 Midlands National Bank                           14.3%       15.5%      9.5%
 Minimum "well-capitalized" requirement            6.0%       10.0%      5.0%
 Minimum "adequately-capitalized" requirement      4.0%        8.0%      3.0%


Inflation

   Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

   While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also general increases in the prices of goods and services will result in increased operating expenses.


Correspondent Banking

   Correspondent banking involves the providing of services by one bank to another bank which does not provide that service for itself from an economic or practical standpoint. Midlands uses correspondent services offered by larger banks, including check collections, purchase of Federal funds, security safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations and sales of loans to or participations with correspondent banks and other secondary lenders.


Data Processing

   Midlands has a data-processing department which performs a full range of data processing for Midlands. Such services include an automated general ledger, deposit accounting and commercial and installment lending data processing.


Employees

   At December 31, 1994, Midlands employed 24 persons on a full-time basis, and three persons on a part- time basis.

Monetary Policies


   The results of operations of Midlands are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Midlands.


Supervision and Regulation

   Midlands operates in a highly regulated environment, and its business activities are governed by statute, regulation and administrative policies. The business activities of Midlands are supervised by a number of federal regulatory agencies, including the Federal Reserve, the OCC and the FDIC.

   Midlands was organized as a national banking association under the National Bank Act. Its deposits are insured to $100,000 per account by the FDIC, subject to aggregation rules. Midlands is subject to supervision and periodic examination by the OCC, which oversees substantially all aspects of Midlands' operations, including security devices and procedures, loan and securities policies, adequacy of capitalization and loss reserves, loan portfolio evaluation, payment of dividends, location of branch offices and facilities, reserves against deposits, maintenance of required books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices.

   All national banks are required to be members of the Federal Reserve System. Midlands is subject to rules and regulations from time to time promulgated by the Board of Governors of the Federal Reserve System. Also, the Glass-Steagall Act prohibits Federal Reserve member banks from being affiliated with any company engaged principally in the issue, flotation, underwriting, public sale or distribution of securities. However, the OCC has ruled that national banks may engage in discount brokerage activities.

   The Change in Bank Control Act provides that the OCC must be notified in writing in advance if any person or persons acting in concern propose to acquire 25% or more of any class of Midlands' voting stock. In addition, if any person or persons acting in concert purpose to acquire 10% or more of any class of Midlands' voting stock, such person or persons will be presumed to have acquired control of Midlands (subject to rebuttal) if (i) Midlands has issued any class of securities subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, or (ii) immediately after the transaction, no other person will own a greater proportion of the class of voting securities. Approval of the OCC is required before any change in control of Midlands may be effectuated.

   In addition to a variety of generally applicable state and federal laws governing businesses and employers, such as the Equal Employment Opportunity Act prohibiting employment discrimination, the Occupational Safety and Health Act governing employee working conditions, Midlands is subject to a variety of special federal statutes and regulations applicable only to financial institutions. These include (i) the Truth in Lending Act and Federal Reserve Regulation Z, which require disclosure of the terms of consumer finance transactions and regulate certain credit card practices, (ii) the Equal Credit Opportunity Act and Federal Reserve Regulation B, which prohibit discrimination in the evaluation and extension of credit,
(iii) the Home Mortgage Disclosure Act and Federal Reserve Regulation C, which are intended to provide information to enable to public and public officials to determine if a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, (iv) the Electronic Funds Transfer Act and Federal Reserve Regulation E, which provide for consumer rights and safeguards in electronic funds transfer systems, (v) the Community Reinvestment Act and regulations applicable thereto, which require financial institutions to meet their obligation to provide for the total credit needs of the communities they serve, including their assets in loans to low and moderate income borrowers, (vi) the Fair Debt Collection Practices Act, which govern practices which may be used by associations and other credit grantors to eliminate abusive debt collection practices, (vii) the Fair Credit Reporting Act, which governs the collection and use of credit information by credit reporting agencies to insure the confidentiality, accuracy, relevancy, and proper utilization of consumer credit information, (viii) and Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, (ix) the Bank Secrecy Act, which requires banks to file a report with the Internal Revenue Service of each deposit, withdrawal, exchange of currency or other payment or transfer, by, through, or to Midlands which involves a transaction in currency of more than $10,000, and
(x) the Financial Institutions Regulatory and Interest Rate Control Act of 1978 and Federal Reserve Regulation O, which place restrictions on extensions of credit to executive officers, directors and principal shareholders of Midlands.

   National banks are subject to restrictions under federal law in dealing with affiliates. For instance, extensions of credit to an affiliate, investment in the securities of an affiliate and the purchase of assets from an affiliate are limited to no more than 10% of Midlands' capital stock and surplus to any single affiliate and 20% to all affiliates.

   The National Bank Act imposes on national banks to same limitations on branch banking as are imposed by state law on state-chartered banks in the state where the national bank is located. In South Carolina, a bank may establish branch offices throughout the state by means of merger with an existing bank or by opening branches de novo. South Carolina prohibits a bank from merging with another bank unless the target bank has been in existence for at least five years. South Carolina law likewise prohibits Midlands from being acquired by a bank holding company until it has been in existence and continuously operating for at least two years.

   In August, 1989, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") was enacted. FIRREA, among other things, abolished the Federal Savings and Loan Insurance Corporation and established two new insurance funds under the jurisdiction of the
FDIC: the SAIF and the BIF. The law also provided for a phased-in increase in the rate of annual insurance assessments paid by a bank, deposits of which are insured by the BIF from the current rate of 1/18th of 1% of such bank's average assessment base (as defined) to 0.15% of such assessment base on and after January 1, 1991, subject to increases in the assessment rate to a rate not in excess of 0.325% of such assessment base upon the occurrence of certain circumstances relating to the BIF.

   FIRREA also gives banking agencies more potent enforcement mechanisms. The authority of a banking agency to issue a cease-and-desist order now specifically includes the power to order affirmative action to correct any harm resulting from a violation or practice. The non-exhaustive list of actions that may be ordered includes restitution, reimbursement, indemnification or guaranty against loss if violation or practice showed a reckless disregard for the law, applicable regulations or a prior banking agency order. Other specific actions which may be ordered include restricting the growth of the institutions, disposing of any loan or assets; rescinding contracts, hiring qualified officers or employees, or "other action as the banking agency determines to be appropriate." Moreover, the power to issue a cease-and-desist order includes "the authority to place limitations on the activities or functions of an insured depository institution or any institution-affiliated party."

   Finally, FIRREA expanded the enforcement powers of bank regulatory agencies, including the expansion of the FDIC's power to act as a conservator and receiver for troubled financial institutions. The FDIC may appoint itself conservator or receiver for an insured depository institution for any of the following reasons: the institution is insolvent in that the assets of the institutions are less than its obligations to creditors and others; a substantial dissipation of the assets or earnings has occurred due to any violation of law or regulation of any unsafe or unsound practice; the institution is in an unsafe or unsound position to transact business including substantially insufficient capital or otherwise; the institution has willfully violated a cease-and-desist order that has become final; the institution conceals or withholds its books or records from banking regulators; it is unlikely that the institution will be able to meet depositors' demands or pay its obligations in the normal course of business; the institution has or is likely to incur losses that will deplete all or substantially all of its capital and there is no reasonable prospect for the capital to be replenished without federal assistance; or there exists one or more violations of laws, rules or regulations or an unsafe or unsound practice or condition that is likely to cause insolvency or substantially dissipate the assets or earnings or is likely to weaken the bank's condition or seriously prejudice the depositors' interests. The FDIC as conservator or receiver may take over the assets of and operate the institution with all of the powers of its management, may conduct all business of the institution, and perform all of the functions of the institution in its own name. The FDIC may take action to put the institution in a sound and solvent condition and dispose of it as a going concern, or it may liquidate it and proceed to realize upon its assets.


   FDICIA, which was enacted on December 19, 1991, provides for a number of reforms relating to the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions and improvement of accounting standards. One aspect of FDICIA involves the development of a regulatory monitoring system requiring "prompt corrective action" on the part of banking regulators with regard to certain classes of undercapitalized institutions. While FDICIA does not change any of the minimum capital requirements, it directs each of the federal banking agencies to issue regulations putting the monitoring plan into effect. FDICIA creates five "capital categories" ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized") which are defined in FDICIA and which will be used to determine the severity of corrective action the appropriate regulator may take in the event an institution reaches a given level of undercapitalization. For example, an institution which becomes "undercapitalized" must submit a capital restoration plan to the appropriate regulator outlining the steps it will take to become adequately capitalized. Upon approving the plan, the regulator will monitor the institution's compliance. Before a capital restoration plan will be approved, an entity controlling a bank (i.e., holding companies) must guarantee compliance with the plan until the institution has been adequately capitalized for four consecutive calendar quarters. The liability of the holding company is limited to the lesser of 5% of the institution's total assets or the amount which is necessary to bring the institution into compliance with all capital standards. In addition, "undercapitalized" institutions will be restricted from paying management fees, dividends and other capital distributions, will be subject to certain asset growth restrictions and will be required to obtain prior approval from the appropriate regulator to open new branches or expand into new lines of business.

   As an institution drops to lower capital levels, the extent of action to be taken by the appropriate regulator increases, restricting the types of transactions in which the institution may engage and ultimately providing for the appointment of a receiver for certain institutions deemed to be critically undercapitalized.

   FDICIA also provides that banks will have to meet new safety and soundness standards that must be adopted by the regulators. Regulators are charged with promulgating regulations defining operational and managerial standards relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth, director and officer compensation, asset quality, earnings and stock valuation.

   Both the capital standards and the safety and soundness standards which FDICIA seeks to implement are designed to bolster and protect the deposit insurance fund. The BIF funding provisions under FDICIA could result in a significant increase in the assessment rate on deposits over the next 15 years. No assurance can be given at this time as to what the level of premiums will be over this 15 year period.

   In response to the directive issued by FDICIA, the regulators have issued regulations which, among other things, prescribe the capital thresholds for each of the five capital categories established by FDICIA. The following table reflects the proposed capital thresholds:


                                   Total Risk-based  Tier 1 Risk-based Tier 1 Leverage
                                    Capital Ratio      Capital Ratio        Ratio

Well capitalized (1)                     10%                 6%                5%
Adequately capitalized (1)                8%                 4%                4%(2)
Undercapitalized (3)                    < 8%               < 4%              < 4%
Significantly undercapitalized (3)      < 6%                 3%              < 3%
Critically undercapitalized              --                 --               < 2%


 (1)   An institution must meet all three minimums.
 (2) 3% for composite CAMEL 1-rated institutions, subject to appropriate federal banking agency guidelines.
 (3) An institution falls into this category if it is below the specified capital level for any of the three capital measures.


   With respect to the compliance with federal, state and local provisions relating to the protection of the environment, Midlands does not believe that such compliance will have any substantial or material effect upon the capital expenditures, earnings and competitive position of Midlands.

   The scope of regulation and permissible activities of Midlands is subject to change by future federal and state legislation.


Description of Property

   Midlands' main office, which is situated on approximately six acres of land on Main Street in Prosperity, South Carolina, is a two-story building containing approximately 4,500 square feet. The main office consists of a main banking floor with five teller stations and four offices, and has a vault, a night depository, a drive-in window and a remote lane. The second floor of the facility consists of a board room, a record vault, a computer room, and an operating area.

   In addition to its main office, Midlands also has a branch office located on approximately one acre of land on S.C. Highway 48 in Chapin, South Carolina. The branch office is also a two-story building containing approximately 2,700 square feet. The branch office consists of a main banking floor with five teller stations, four offices, and a drive-up window and a remote lane.

   Midlands' branch office in Newberry, South Carolina is located at 2633 Winnsboro Road and is situated on approximately one-half acre of land. The branch office is a one-story building containing approximately 2,500 square feet. The branch office consists of a main banking floor with four teller stations, three offices, and a drive-up window and a remote lane.

   Midlands owns all of its banking locations. Midlands does not own any other real estate of material value.


Legal Proceedings

   There are no material pending legal proceedings to which Midlands is a party of which any of its properties is subject; nor are there material proceedings known to be contemplated by an governmental authority; nor are there material proceedings known to Midlands, pending or contemplated, in which any director, officer or affiliate of Midlands or any holder of 5% or more of Midlands' outstanding stock, or any associate of any of the foregoing is a party or has an interest adverse to Midlands.

Market for Common Stock and Dividends

   There has not been extensive trading in the Midlands common stock since its initial public offering in December 1988, and the volume of trades occurring cannot be characterized as amounting to an active trading market. The common stock is not a Nasdaq quoted stock, nor is it quoted by the National Quotation Bureau, Inc., nor are there any market makers. Management is aware of transactions in the Midlands common stock at prices ranging from $11.00 to $12.50 per share during 1994. Such trades may not be arm's length transactions and may not be indicative of the market value of the Midlands common stock. Management is not aware of any trades in Midlands common stock since December 31, 1994.

   As of April 3, 1994, there were approximately 570 holders of record of Midlands' common stock, excluding individual participants in security position listings.

   In January 1994, Midlands' Board of Directors declared a $.25 per share cash dividend to all shareholders of record as of December 31, 1993, payable on March 4, 1994. In January 1995, Midlands' Board of Directors declared a $.25 per share cash dividend to all shareholders of record as of December 31, 1994, payable on February 28, 1995. Prior to January 1994, there had been no cash dividends declared or paid since Midlands' inception in 1988. Generally, the approval of the OCC is required to pay dividends in excess of Midlands' earnings retained in the current year plus retained net profits for the preceding two years.

                 MANAGEMENT INFORMATION

Management and Principal Shareholders of Midlands

 The following table sets forth (i) as of April 3, 1995, the number and percent of total outstanding shares ofMidlands common stock beneficially owned by all directors and executive officers of Midlands individually and by all directors and executive officers of Midlands as a group, and (ii) pro forma upon consummation of the Merger, the number and percent of total outstanding shares of CFC common stock beneficially owned by such persons individually and as a group.


                                                      Pro Forma After Merger
                                    Number of Shares   Percent   Number of Shares   Percent
Name of Beneficial Owner           Beneficially Owned  of Class Beneficially Owned  of Class

 Directors
Earl H. Bergen (1)                      17,500          4.87%           28,875           *
David W. Bowers (2)                     67,972         17.83%          112,153       1.92%
E. Monte Bowers (3)                     67,972         17.83%          112,153       1.92%
Jacob A. Bowers, Jr. (4)                10,500          2.94%           17,325           *
Chilton W. Ellett (5)                    7,500          2.10%           12,375           *
Rodney S. Griffin (6)                   40,700         11.17%           67,155       1.15%
Dan H. Hamm, Jr. (7)                    15,200          4.23%           25,080           *
Terry L. Koon (8)                       10,500          2.94%           17,325           *
Heyward D. Shealy (9)                   55,600         15.05%           91,740       1.57%
C. Gurnie Stuck (10)                    42,500         11.58%           70,125       1.20%

  Executive Officers
David W. Bowers (2)                     67,972         17.83%          112,153       1.92%
E. Monte Bowers (3)                     67,972         17.83%          112,153       1.92%

Executive Officers and directors
 as a group  (10 persons)  (11)        335,944         72.48%          554,307       9.46%


- ------------------------------------
* Less than 1%.
(1) Includes 5,000 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering. Mr. Bergen owns 11,400 shares individually, 900 shares are owned by Fashion Enterprise, a business controlled by Mr. Bergen, and 200 shares are owned by the Estate of Lethea Bergen, of which Mr. Bergen is Executor.

(2) Includes 12,500 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering, 10,636 shares subject to presently exercisable stock options granted in connection with Mr. Bowers' employment agreement and 3,500 shares subject to presently exercisable incentive stock options. Mr. Bowers' business address is 305 Main Street, Prosperity, South Carolina 29127.

(3) Includes 12,500 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering, 10,636 shares subject to presently exercisable stock options granted in connection with Mr. Bowers' employment agreement and 3,500 shares subject to presently exercisable incentive stock options. Mr. Bowers's business address is 305 Main Street, Prosperity, South Carolina 29127.

(4) Includes 2,500 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering and 5,300 shares owned jointly by Mr. Bowers and his wife.

(5) Includes 2,500 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering.

(6) Includes 10,000 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering. Mr. Griffin owns 21,700 shares individually, 1,000 shares are owned by his wife, 2,000 shares are owned by Mr. Griffin as custodian for his two minor daughters, 2,000 shares are owned by his mother as custodian for his two minor daughters, 2,000 shares are owned by his adult daughter living in his household and 2,000 shares are owned jointly with his mother. Mr. Griffin's business address is Rt. 2, Box 242, Newberry, South Carolina 29108.

(7) Includes 5,000 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering and 5,000 shares owned jointly by Mr. Hamm and his wife.

(8) Includes 2,500 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering.

(9) Includes 15,000 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering. Mr. Shealy owns 30,000 shares individually, 400 shares are owned by his wife, 100 shares are owned by his wife as custodian for his daughter, 100 shares are owned by his daughter and 10,000 shares are owned by Chapin Red & White, Inc., a business controlled by Mr. Shealy. Mr. Shealy's business address is Hwy. 76, Box 260 A 1, Prosperity, South Carolina 29127.

(10) Includes 12,500 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering. Mr. Stuck owns 25,000 shares individually, 4,000 shares are owned by his wife, and 1,000 shares are owned jointly by his wife and mother-in-law. Mr. Stuck's business address is 119 Amicks Ferry Road, Chapin, South Carolina 29036.

(11) Includes an aggregate of 80,000 shares subject to presently exercisable stock purchase warrants granted in connection with Midlands' initial stock offering, and an aggregate of 28,272 shares subject to presently exercisable stock options.

 Certain Transactions

 Midlands had outstanding loans to certain of Midlands' directors, executive officers, their associates and members of the immediate families of such directors and executive officers. None of these loans are nonaccrual, past due, restructured, or potential problems. These loans were all made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not affiliated with Midlands and did not involve more than the normal risk of collectibility or present other unfavorable features.


Management  and  Principal  Shareholders  of  Carolina  First
Corporation

 Information concerning the directors and executive officers of Carolina First Corporation, compensation of directors and executive officers of Carolina First Corporation and any related transactions in which they have an interest, together with information related to principal shareholders of Carolina First Corporation, is set forth in Carolina First Corporation Proxy Statement, dated March 8, 1995, incorporated herein by reference to Carolina First Corporation's Annual Report on Form 10-K for t h e year ended December 31, 1994. See "INCORPORATION BY REFERENCE."

            COMPARATIVE RIGHTS OF SHAREHOLDERS

At the Effective Time, all of the outstanding shares of Midlands common stock will be converted into CFC common stock. Accordingly, shareholders of Midlands will become shareholders of Carolina First Corporation, and their rights as Carolina First Corporation shareholders will be determined by South Carolina law and Carolina First Corporation's Articles of Incorporation and Bylaws. The rights of Carolina First Corporation shareholders differ from the rights of Midlands' shareholders with respect to certain important matters, including the required shareholder votes as to mergers, consolidations, exchanges, sales of assets or dissolution, removal of directors and amendments to the articles of incorporation, classification of the board of directors, cumulative voting rights, nomination of directors, and statutory and other restrictions on certain business combinations and control share acquisitions.

A comparison of the respective rights of Midlands' shareholders and Carolina First Corporation's shareholders with respect to these matters is set forth immediately below. A description of the CFC common stock is set forth below under "CAROLINA FIRST CORPORATION CAPITAL STOCK."

Comparison of CFC Common Stock and Midlands Common Stock

The rights of Carolina First Corporation shareholders are governed by Carolina First Corporation's Articles of Incorporation and Bylaws and the applicable provisions of the South Carolina Business Corporation Act of 1988, as amended (the "South Carolina Corporations Law"). By contrast, the rights of Midlands shareholders are governed by Midlands' Articles of Association and Bylaws and by federal law. If the holders of Midlands common stock approve the Merger Agreement and the Merger is subsequently consummated, holders of Midlands common stock will become holders of CFC common stock. Although it is impracticable to note all the differences between the South Carolina Corporations Law and federal law generally, and all of the differences between the applicable governing documents of Carolina First Corporation and Midlands, the following is intended to be a summary of certain significant differences between the rights of holders of CFC common stock and Midlands common stock. This comparison of the rights of holders of Midlands common stock and CFC common stock is based on the current terms of the governing documents of the respective companies and on the current provisions of state and federal law and is qualified in its entirety thereby.

Capitalization. Midlands is authorized to issue 10,000,000 shares of common stock, $5.00 par value, of which 354,526 shares were issued and outstanding as of April 3, 1995. Carolina First Corporation has (i) 20,000,000 shares of $1 par value common stock authorized, of which 4,619,459 shares of CFC common stock were outstanding as of April 3, 1995, and (ii) 10,000,000 shares of "blank check" preferred stock authorized, of which 616,000 shares of Noncumulative Convertible Preferred Stock Series 1993 (the "Series 1993 Preferred Stock"), 56,038 shares of Noncumulative Convertible Preferred Stock Series 1993B (the "Series 1993B Preferred Stock") and 918,700 shares of Noncumulative Convertible Preferred Stock Series 1994 (the "Series 1994 Preferred Stock") were authorized and outstanding at April 3, 1995.

Voting in General. In general, holders of both Midlands common stock and CFC common stock are entitled to one vote per share and to the same and identical voting rights as other holders of such common stock. However, in the election of directors, Midlands shareholders have the right to cumulate votes, i.e. the right to give one candidate as many votes as equals the number of directors multiplied by the number of his shares, or to distribute them on the same principle among as many candidates as he shall think fit. Holders of CFC common stock are not entitled to cumulate votes under any circumstances.

Mergers, Consolidations, Exchanges, Sales of Assets or Dissolution. A vote of two-thirds of the outstanding shares of
Midlands   is  required  to  approve  any  merger,  consolidation,
exchange,   sale  of  substantially  all  of  the  assets  of,  or
dissolution of Midlands. Carolina First Corporation's Articles of Incorporation require the affirmative vote of holders of at least
80% of the outstanding stock of Carolina First Corporation entitled to vote for approval before Carolina First Corporation may (a) merge or consolidate with any other corporation, (b) sell or exchange all or a substantial part of its assets to or with any other corporation, or (c) issue or deliver any stock or other securities in exchange or payment for any properties or assets of any other corporation, or securities issued by any other corporation, or in a merger of any subsidiary of Carolina First Corporation with or into any other corporation (the foregoing being hereinafter referred to as a "business combination"). This
80% supermajority is reduced to the percentage required by applicable law if such business combination was approved and recommended without condition by the affirmative vote of at least
80% of the directors.

Directors. The Articles of Association of Midlands provide for a Board of Directors having not less than five or more than twenty-five members as determined from time to time by vote of a majority of the members of the Board of Directors or by resolution of the shareholders of Midlands. Vacancies may be filled by the other or remaining directors, provided, however, that the directors may not increase the number of directors to a number that (i) exceeds by more than two the number of directors last elected by the shareholders where the number was fifteen or less, or (ii) exceeds by more than four the number of directors last elected by shareholders where the number was 16 or more. Carolina First Corporation's Articles of Incorporation provide that the number of directors shall be set by the Board of Directors or the shareholders. However, the Board of Directors cannot change the size of the Board by more than 30% without shareholder approval. Vacancies may be filled by existing directors. The Carolina First Corporation Board of Directors currently has twelve members. In accordance with Carolina First Corporation's Articles of Incorporation, whenever the Board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms.

Nomination of Directors. The Articles of Association of Midlands provide that nominations for election to the board of directors may be made by the board of directors or by any s h areholder of Midlands entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing Midlands management must be made in writing and be delivered or mailed to the president of Midlands and to the OCC not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to shareholders, such nominations must be mailed or delivered to the president of Midlands and to the OCC not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification must contain certain specified information to the extent known to the notifying
shareholder.   Carolina   First   Corporation's   Articles   of
Incorporation provide that, in addition to the Board of Directors, any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the Secretary of Carolina First Corporation at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the Board of Directors.

Indemnification of Officers and Directors. The governing documents of both Carolina First Corporation and Midlands generally provide that the parties have the power to indemnify any director, officer or employee, his or her heirs, executors or administrators, and agents for expenses, judgments, decrees and any liability incurred in actions to which the director, officer or employee is a party, or potential party, by reason of the performance of his official duties, assuming he conducted himself in good faith and reasonably believed his conduct in his official capacity to be in the parties' best interest. Such indemnification provisions do not apply in instances where such person acted in bad faith or engaged in conduct against the interest of Midlands or Carolina First Corporation.

Assessment. Under the National Bank Act, if the capital stock of a national bank (such as Midlands) is impaired, by losses or otherwise, the OCC is authorized to seek payment of the deficiency by assessment upon its shareholders, pro rata, but the assessment is only enforceable by selling the stock of any shareholder who does not pay the assessment. There are no assessment provisions applicable to CFC common stock.

Conversion; Redemption; Sinking Fund. Neither CFC common stock nor Midlands common stock is convertible, redeemable nor entitled to any sinking fund.

Liquidation Rights. In the event of the liquidation, dissolution or winding-up of the affairs of Midlands, holders of outstanding shares of Midlands common stock are entitled to share, in proportion to their respective interests, in Midlands' assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of Midlands. In the event of the liquidation, dissolution or winding-up of the affairs of Carolina First Corporation, holders of CFC common stock are entitled to share, pro rata, in Carolina First Corporation's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of Carolina First Corporation, and after payment of all amounts due to holders of Preferred Stock upon liquidation.

Dividends. Holders of Midlands common stock and CFC common stock are entitled to receive such dividends as the respective
Board of Directors may declare out of funds legally available therefor.

Amendment. Midlands' Articles of Association provide that they may be amended by the affirmative vote of a majority of Midlands' shareholders, unless a greater vote is required by law. Carolina First Corporation's Articles of Incorporation generally may be amended only upon the approval of holders of two-thirds of the votes outstanding votes, and in certain circumstances, such two-thirds requirement is increased to 80%.

Anti-takeover Measures. Midlands has not implemented any material anti-takeover measures. By contrast, Carolina First Corporation has implemented a number of provisions which have the effect of impeding a takeover of Carolina First Corporation that
is    not  favored  by  Carolina  First  Corporation  management.
Furthermore, South Carolina law has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management.

The South Carolina control share statute provides that upon the acquisition by a person of certain threshold percentages of stock (20%, 33% and 50%), a shareholders' meeting must be held in order to determine whether or not to confer voting rights upon such acquiring person's shares. An affirmative vote of holders of a majority of all outstanding company's stock (excluding shares held by the acquiring person, company officers and company employees who are also directors of the company) is required to confer voting rights upon such acquiring person's shares.

The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute.

There are no comparable federal statutes which are applicable to Midlands.

Other Considerations. Shares of common stock of Midlands, being stock of a national bank, may be treated differently from shares of Carolina First Corporation for state and local tax purposes, including for purposes of any intangible taxes. Midlands shareholders should consult their tax advisers with respect to relevant differences in Midlands common stock and CFC common stock.

Generally, Midlands is prohibited from purchasing its own shares. Carolina First Corporation, however, may purchase, hold and dispose of its own shares subject only to restrictions on distributions by a corporation which prohibit any distribution which would render a company insolvent.

             CAROLINA FIRST CORPORATION CAPITAL STOCK

Common Stock

Carolina First Corporation has 20,000,000 shares of common stock authorized, of which 4,619,459 shares were outstanding as of April 3, 1995. The holders of the CFC common stock are entitled to dividends when, as and if declared by the Board of Directors in their discretion out of funds legally available therefor. The principal source of funds for Carolina First Corporation is dividends from its subsidiaries. Carolina First Corporation's subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "INFORMATION ABOUT CAROLINA FIRST CORPORATION - Certain Regulatory Matters." All outstanding shares of CFC common stock are fully paid and nonassessable. No holder of CFC common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of CFC common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any holders of the Series 1993 Preferred Stock, the Series 1993B Preferred Stock, Series 1994 Preferred Stock, and any other senior stock which may be issued in the future. Holders of the CFC common stock are entitled to one vote per share.

Preferred Stock

Carolina First Corporation has 10,000,000 shares of "blank check" preferred stock authorized (the "Preferred Stock"), of which 616,000 shares of Series 1993 Preferred Stock, 56,038 shares of Series 1993B Preferred Stock and 918,700 shares of Series 1994 Preferred Stock were authorized and outstanding at April 3, 1995. Carolina First Corporation's Board of Directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued Preferred Stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the Preferred Stock are determined by Carolina First Corporation's Board of Directors in its sole discretion. Among other things, the Board may designate with respect to the Preferred Stock, without further action of the shareholders of Carolina First Corporation, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, Carolina First Corporation's rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the Preferred Stock shall be issued. The Preferred Stock could be utilized by Carolina First Corporation to impede the ability of third parties who attempt to acquire control of Carolina First Corporation without the cooperation of Carolina First Corporation's Board of Directors.

A summary of the provisions of the outstanding series of Preferred Stock is set forth below under "--Terms of the Preferred Stock."

Certain Matters

Shareholders' Rights Agreement

On November 9, 1993, the Board of Directors adopted a Shareholders' Rights Agreement (the "Rights Agreement"). Pursuant to the Rights Agreement, on November 9, 1993, the Board of Directors declared a dividend distribution to shareholders of record at the close of business on November 24, 1993 of one common stock purchase right (a "Right") for each outstanding share of CFC common stock. Each Right entitles the registered holder to purchase from Carolina First Corporation one-half share of CFC common stock at a cash exercise price of $18.00, subject to adjustment.

Initially,  the Rights are not exercisable and are attached to all outstanding shares of CFC common stock (including to all shares of CFC common stock issued after November 24, 1993). No separate Right Certificates have been or will be distributed. The Rights will separate from the CFC common stock and a "Distribution Date" will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of CFC common stock (the date of said announcement being referred to as the "Share Acquisition Date") and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 20% or more of the outstanding shares of CFC common stock. Until the Distribution Date, (i) the Rights will be evidenced by the CFC common stock certificates and will be transferred with and only with such certificates, (ii) new CFC common stock certificates issued after November 24, 1993 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates  for  CFC  common  stock  will  also  constitute  the transfer of the Rights associated with the CFC common stock represented by such certificate. The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 24, 2003, unless previously redeemed by Carolina First Corporation as described below. As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of CFC common stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of CFC common stock issued prior to the Distribution Date will be issued with Rights.

ln the event that (i) a person acquires beneficial ownership of 20% or more of the CFC common stock, (ii) Carolina First
Corporation is the surviving corporation in a merger with an Acquiring Person or any Affiliate or Associate (as defined in the Rights Agreement) and the CFC common stock is not changed or exchanged, (iii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or
(iv) an event occurs which results in an Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise thereof at the then current exercise price, that number of shares of CFC common stock (or in certain circumstances, cash, property, or other securities of Carolina First Corporation) having a market value of two times such exercise price. However, the Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable as set forth below. Notwithstanding any of the foregoing, Rights that are or were beneficially owned by an Acquiring Person shall become null and void. In the event that f o l lowing the Share Acquisition Date, (i) Carolina First Corporation is acquired in a merger or other business combination transaction, or (ii) 50% or more of Carolina First Corporation's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. At any time after any person becomes an Acquiring Person and prior to such time such Acquiring Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding CFC common stock, the Board of Directors may exchange the Rights (other than Rights which have become void), in whole or in part, at the exchange rate of one share of CFC common stock per Right, subject to adjustment as provided in the Rights Agreement.

The exercise price payable, and the number of shares of CFC common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the CFC common stock, (ii) if holders of the CFC common stock are granted certain rights or warrants to subscribe for CFC common stock or securities convertible into CFC common stock at less than the current market price of the CFC common stock, or (iii) upon the distribution to holders of the CFC common stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

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

The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (payable in cash, CFC common stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the close of business on the tenth day after the Share Acquisition Date or the final expiration Date of the Rights (whichever is earlier); provided that under certain circumstances, the Rights may not be redeemed unless there are Disinterested Directors (as defined in the Rights Agreement) in office and such redemption is approved by a majority of such Disinterested Directors. After the redemption period has expired, Carolina First Corporation's right of redemption may be reinstated upon the approval of the Board of Directors if an Acquiring Person reduces his beneficial ownership to 15% or less of the outstanding shares of CFC common stock in transaction or series of transactions not involving Carolina First Corporation and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Any  of  the provisions of the Rights Agreement may be amended by the Board of Directors of Carolina First Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement, other than those relating to the principal economic terms of the Rights, may be amended by the Board to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement.
Amendments   adjusting   time   periods   may,   under   certain
circumstances, require the approval of a majority of Disinterested Directors, or otherwise be limited. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Agreement.

Management Contracts

Carolina First Corporation has entered into Noncompetition, Severance and Employment Agreements with Mack I. Whittle, Jr., William S. Hummers III and James W. Terry, Jr. These agreements
set  forth   general   provisions   regarding   compensation,
confidentiality, termination and noncompetition. However, they also provide that in the event that the named executive's employment with Carolina First Corporation is voluntarily or involuntarily terminated after a "change in control" (as defined in such agreement), then, except in very limited instances, the named executive becomes entitled to receive immediately amounts substantially equal to three years' compensation (including bonus compensation).

Board of Directors

Classification of Board of Directors. Carolina First Corporation's Board of Directors currently consists of twelve persons. In accordance with the Articles of Incorporation, whenever the Board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms. The staggering of Board terms has the effect of making it more difficult to remove current Directors than would otherwise be the case. In addition, Carolina First Corporation's Articles of Incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of Carolina First Corporation to remove any Director without cause. Accordingly, unless holders of 80% of the outstanding CFC common stock vote to remove one or more Directors, it would take three annual meetings for shareholders to change the composition of the Board. See "--Removal of Directors".

Limitation of Director Liability. The members of the Board of Directors of Carolina First Corporation are exempt under Carolina First Corporation's Articles of Incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Corporations Law. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law, (iii) imposed under Section 33-8-330 of the South Carolina Corporations Law (improper distribution to shareholder), or
(iv) for any transaction from which the director derived an improper personal benefit.

Removal of Directors. Carolina First Corporation's Articles of Incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of Carolina First Corporation to remove any Director or the entire Board of Directors without cause. Carolina First Corporation's Articles of Incorporation also provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the Secretary of Carolina First Corporation at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the Board of Directors.

Evaluation of Proposed Business Combinations. Carolina First Corporation's Articles of Incorporation provide that the Board of Directors, when evaluating any proposed business combination with Carolina First Corporation, shall give due consideration to
(i) all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of Carolina First Corporation, and on its subsidiaries, the communities and geographical areas in which Carolina First Corporation and its subsidiaries operate or are located, and on any of the businesses and properties of Carolina First Corporation or any of its subsidiaries, as well as such other factors as the directors deem relevant, and (ii) not only the consideration being offered in relation to the then current market price for Carolina First Corporation's outstanding shares, but also in relation to the then current value of Carolina First Corporation in a freely-negotiated transaction and in relation to the Board of
Directors' estimate of the future value of Carolina First Corporation (including the unrealized value of its properties and assets) as an independent going concern.

Voting

Noncumulative Voting. Carolina First Corporation's Articles of Incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members.

Supermajority     Voting    Requirements.    Carolina    First
Corporation's Articles of Incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of Carolina First Corporation entitled to vote for approval before
Carolina First Corporation may (a) merge or consolidate with any other corporation, (b) sell or exchange all or a substantial part of its assets to or with any other corporation, or (c) issue or deliver any stock or other securities of its issue in exchange or payment for any properties or assets of any other corporation, or securities issued by any other corporation, or in a merger of any subsidiary of Carolina First Corporation with or into any other corporation (the foregoing being hereinafter referred to as a "business combination"). This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The Articles of Incorporation expressly permit the Board of Directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of Carolina First Corporation entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between Carolina First Corporation and another corporation, 50% or more of the voting stock of which is owned by Carolina First Corporation. Under present South Carolina law, a merger or the sale of substantially all the assets requires the affirmative approval of holders of two-thirds of the outstanding shares entitled to vote. The amendment of the foregoing business combination provisions requires the approval of holders of 80% of the outstanding stock entitled to vote. The foregoing supermajority voting provision could impede the ability of third parties who attempt to acquire control of Carolina First
Corporation    without   the   cooperation   of   Carolina   First
Corporation's Board of Directors.

Control Share Acquisition / Business Combination Statutes

South Carolina Corporations Law has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. These statutes are summarized above in "--Comparison of CFC common stock and Midlands Common Stock."

Transfer Agent

The  transfer agent for the CFC common stock is Carolina First
Bank.

Dividend Reinvestment Plans

Carolina First Corporation has in place dividend reinvestment plans with respect to the CFC common stock, its Series 1993 Preferred Stock, and its Series 1994 Preferred Stock. As set forth in the plans, holders of such shares may elect to receive CFC common stock in lieu of receiving the cash dividends to which such holder may otherwise be entitled. These plans also provide for purchases of CFC common stock through optional cash payments.

Terms of the Preferred Stock

Series 1994 Preferred Stock. Holders of the Series 1994 Preferred Stock are entitled to receive when, as and if declared by the Board of Directors in their discretion, out of funds legally available therefor, quarterly noncumulative cash dividends of approximately $0.46 per share. To date, Carolina First Corporation has paid all regular dividends on the Series 1994 Preferred Stock and Carolina First Corporation intends to continue to pay the regular cash dividends on the Series 1994 Preferred Stock unless prohibited by Carolina First Corporation's regulatory authorities. Carolina First Corporation may at any time after July 1, 1994, at the option of the Board of Directors, redeem all or part of the outstanding shares of the Series 1994 Preferred Stock upon the specified notice and upon receipt of approval of the Federal Reserve. However, if Carolina First Corporation elects to redeem the Series 1994 Preferred Stock prior to 2001, Carolina First Corporation must pay a premium as set forth in its Articles of Amendment establishing the Series 1994 Preferred Stock. However, the Series 1994 Preferred Stock may not be redeemed prior to July 1, 1997, unless, certain market price standards for the CFC common stock are met, all as set forth in the Articles of Amendment establishing the Series 1994 Preferred Stock. The Series 1994 Preferred Stock is convertible at any time at the option of the holder into fully-paid and nonassessable shares of CFC common stock at a conversion price of $13.95 per share of CFC common stock (equivalent to a conversion ratio of approximately 1.7931 shares of CFC common stock for each share of Series 1994 Preferred Stock), subject to adjustment in certain circumstances for equitable purposes. Holders of the Series 1994 Preferred Stock are entitled to vote on each matter on which holders of CFC common stock are entitled to vote and are otherwise accorded all voting powers and rights of CFC common stock. Each share of Series 1994 Preferred Stock has the number of votes equal to the number of shares of CFC common stock into which it is convertible. In the event of any liquidation, dissolution, or winding up of Carolina First Corporation, the holders of shares of the Series 1994 Preferred Stock shall be entitled to be paid, out of the assets of Carolina

First Corporation available for distribution to its shareholders whether from capital, surplus or earnings and before any payment shall be made in respect of the CFC common stock or on any other class of stock ranking junior to the Series 1994
Preferred Stock (but only after all amounts payable upon liquidation with respect to the Series 1993 Preferred Stock and Series 1993B Preferred Stock have been paid), an amount equal to $25.00 per share.

Series 1993 Preferred Stock. Holders of the Series 1993 Preferred Stock are entitled to receive when, as and if declared by the Board of Directors in their discretion, out of funds legally available therefor, quarterly noncumulative cash dividends of approximately $0.47 per share. To date, Carolina First Corporation has paid all regular dividends on the Series 1993 Preferred Stock and Carolina First Corporation intends to continue to pay the regular cash dividends on the Series 1993 Preferred Stock unless prohibited by Carolina First Corporation's regulatory authorities. Carolina First Corporation may at any time after July 1, 1993, at the option of the Board of Directors, redeem all or part of the outstanding shares of the Series 1993 Preferred Stock upon the specified notice and upon receipt of approval of the Federal Reserve. However, if Carolina First Corporation elects to redeem the Series 1993 Preferred Stock prior to July 1, 2000, Carolina First Corporation must pay a premium as set forth in its Articles of Amendment establishing the Series 1993 Preferred Stock. However, the Series 1993 Preferred Stock may not be redeemed prior to July 1, 1996, unless, certain market price standards for the CFC common stock are met, all as set forth in the Articles of Amendment establishing the Series 1993 Preferred Stock. The Series 1993 Preferred Stock is convertible at any time at the option of the holder into fully-paid and nonassessable shares of CFC common stock at a conversion price of $13.04 per share of CFC common stock (equivalent to a conversion ratio of approximately 1.917 shares of CFC common stock for each share of Series 1993 Preferred Stock), subject to adjustment in certain circumstances for equitable purposes. Holders of the Series 1993 Preferred Stock are entitled to vote on each matter on which holders of CFC common stock are entitled to vote and are otherwise accorded all voting powers and rights of CFC common stock. Each share of Series 1993 Preferred Stock has the number of votes equal to the number of shares of CFC common stock into which it is convertible. In the event of any liquidation, dissolution, or winding up of Carolina First Corporation, the holders of shares of the Series 1993 Preferred Stock shall be entitled to be paid, out of the assets of Carolina First Corporation available for distribution to its shareholders whether from capital, surplus or earnings and before any payment shall be made in respect of CFC common stock or on any other class of stock ranking junior to the Series 1993 Preferred Stock, an amount equal to $25.00 per share.

Series  1993B  Preferred  Stock.  Holders  of the Series 1993B
Preferred  Stock  are entitled to receive when, as and if declared by  the  Board  of  Directors,  in  their discretion, out of funds legally available therefor, quarterly cumulative cash dividends of approximately $0.31 per share. The Series 1993B Preferred Stock is subordinate  to  the  Series  1993 Preferred Stock with respect to
dividends.   The  regular  cash  dividends  on  the  Series  1993B
Preferred Stock cumulate, provided that current quarterly earnings are  available  for  payment  of  such  regular cash dividends and assuming  that  all regular dividends on the Series 1993 Preferred
Stock  for  the  current  and  all past quarters have been paid in cash.  The  Series  1993B  Preferred  Stock  is not subject to any prescribed  redemption provisions, but redemption may be otherwise effected  as  permitted  by  applicable  law. Each share of Series
1993B Preferred Stock may be converted at any time after issuance, at  the  option  of  the holder, until January 31, 1997, into 1.75 fully-paid  and non-assessable shares of CFC common stock, subject to equitable adjustment in certain circumstances and to adjustment based  on  certain  earnings  goals,  all as more particularly set forth  in  the Articles of Amendment establishing the Series 1993B
Preferred  Stock.  In  the  event  that  all outstanding shares of
Series  1993B  Preferred Stock have not been converted by February
1,  1997,  on  such  date  all remaining outstanding shares of the
Series  1993B  Preferred  Stock shall be converted into CFC common stock  in  accordance  with  the  above-stated  conversion  ratio.
Holders  of  the Series 1993B Preferred Stock are entitled to vote on  each  matter on which holders of CFC common stock are entitled to vote and are otherwise accorded all voting powers and rights of
CFC  common  stock. Each share of Series 1993B Preferred Stock has the  number  of  votes equal to the number of shares of CFC common
stock   into  which  it  is  convertible.  In  the  event  of  any
l i quidation, dissolution, or winding up of Carolina First Corporation, the holders of shares of the Series 1993B Preferred
Stock  shall be entitled to be paid, out of the assets of Carolina
First  Corporation  available for
distribution to its shareholders whether from capital, surplus or earnings and before any payment shall be made in respect of CFC common stock or on any other class of stock ranking junior to the Series 1993B Preferred Stock (but only after all amounts payable upon liquidation with respect to the Series 1993 Preferred Stock have been paid), an amount equal to $20.00 per share.

LEGAL MATTERS

Certain legal matters in connection with the Merger, including the validity of the CFC Shares offered hereby, will be passed upon for Carolina First Corporation by Wyche, Burgess, Freeman & Parham, P.A., Greenville, South Carolina. Wyche, Burgess, Freeman & Parham, P.A. is also rendering a tax opinion to Midlands regarding the Merger. As of April 3, 1995, members and attorneys of Wyche, Burgess Freeman & Parham, P.A. beneficially owned a total of 38,300 shares of CFC common stock, 2,000 shares of Series 1993 Preferred Stock, and 1,200 shares of Series 1994 Preferred Stock.

Certain legal matters in connection with the Merger will be passed upon for Midlands by Smith, Gambrell & Russell, Atlanta, Georgia.

EXPERTS

The financial statements of Midlands as of and for each of the years in the three-year period ended December 31, 1994, included in this Proxy Statement/Prospectus have been so included in reliance on the reports of Donald G. Jones and Company, P.A., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. Representatives of Donald G. Jones and Company, P.A. are expected to be present at the Special Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

The   consolidated  financial  statements  of  Carolina  First
Corporation as of and for each of the years in the three-year period ended December 31, 1994, incorporated by reference herein have been audited by Elliott, Davis & Company, L.L.P., independent certified public accountants, and have been so incorporated by reference on the reports of Elliott, Davis & Company, L.L.P. appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

PROPOSALS BY MIDLANDS SHAREHOLDERS

If the Merger is not consummated, management of Midlands expects that the 1995 Annual Meeting of Shareholders would be held in June 1995. As stated in Midlands' Proxy Statement for its 1994 Annual Meeting of Shareholders, proposals of Midlands' shareholders intended to be presented at such meeting must have been received by Midlands on or before November 10, 1994 to be considered for inclusion in Midlands' proxy statement and form of proxy relating to that meeting. Midlands has received no such shareholder proposals.

OTHER MATTERS

The Board of Directors of Midlands is not aware of any other matters which may be presented for action at the Special Meeting, but if other matters do properly come before the meeting, it is intended that the shares of Midlands common stock represented by proxies in the accompanying form will be voted by the persons named in the proxies in accordance with their best judgment.

                                  MIDLANDS NATIONAL BANK

                            INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report of Donald G. Jones and Company, P.A.
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        F-2

Balance Sheet as of December 31, 1994 and 1993  . . . . . . .        F-3

Statement of Income for the years ended
  December 31, 1994, 1993 and 1992  . . . . . . . . . . . . .        F-4

Statement of Changes in Stockholders' Equity for the years ended
  December 31, 1994, 1993 and 1992  . . . . . . . . . . . . .        F-5

Statement of Cash Flows for the years ended
  December 31, 1994, 1993 and 1992  . . . . . . . . . . . . .        F-6

Notes to Financial Statements . . . . . . . . . . . . . . . .        F-7

                       DONALD G. JONES AND COMPANY, P.A.
                         CERTIFIED PUBLIC ACCOUNTANTS
                      810 DUTCH SQUARE BOULEVARD, SUITE 320
                              COLUMBIA, S.C. 29210
                                   TELEPHONE
                                  (803)772-9452
                                   FACSIMILE
                                 (803)772-9497


         MEMBER                                              MEMBER
     SOUTH CAROLINA                                  AMERICAN INSTITUTE OF
     ASSOCIATION OF                              CERTIFIED PUBLIC ACCOUNTANTS
CERTIFIED PUBLIC ACCOUNTANTS                          DIVISION FOR CPA FIRMS
                                                          SECPS AND PCPS


                        INDEPENDENT AUDITORS' REPORT

       The Stockholders and Board of Directors
         of Midlands National Bank

     We have audited the accompanying balance sheet of Midlands National Bank as of December 31, 1994 and 1993, and the related statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midlands National Bank as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note C to the financial statements, the Bank changed its method of accounting for certain investments in debt securities and equity securities effective January 1, 1994. In addition, as described in Note J to the financial statements, the Bank changed its method of accounting for deferred income taxes effective January 1, 1993.

Donald G. Jones and Company, P.A.

Columbia, South Carolina
February 8, 1995

Balance Sheet
Midlands National Bank


                                                            December 31,
                                                        1994             1993
Assets
  Cash and due from banks (Note B)                    $  2,100,158     $  1,611,208
  Time deposits in other banks                             400,000        1,200,000
  Securities (Note C)
    Available-for-sale                                   8,733,845
    Held-to-maturity (estimated fair
      value - $401,976)                                    457,873
    Investment (estimated fair value - $7,936,534)                        7,884,995
  Federal funds sold                                     1,440,000        2,400,000
  Loans (Note D)                                        27,463,291       29,133,317
    Unearned income                                           (692)          (6,345)
    Allowance for loan losses                             (333,000)        (409,000)
 Loans - net                                            27,129,599       28,717,972
  Premises and equipment - net (Note E)                  1,318,954        1,214,260
  Accrued interest receivable                              388,269          321,407
  Other real estate                                        352,000          445,000
  Other assets                                             306,836          306,118

 Total assets                                         $ 42,627,534     $ 44,100,960

Liabilities
  Deposits (Note F)
    Noninterest bearing                               $  2,444,503     $  1,856,259
    Interest bearing                                    35,833,522       38,016,084
 Total deposits                                         38,278,025       39,872,343
  Obligations under capital leases (Note G)                 36,355           59,843
  Accrued interest payable                                 241,042          222,153
  Other liabilities                                         24,431          102,466
 Total liabilities                                      38,579,853       40,256,805

  Commitments and contingent liabilities
    (Note K)

Stockholders' equity (Notes H and L)
  Common stock - $5.00 par value; 10,000,000
    shares authorized; 354,526 shares issued
    and outstanding                                      1,772,630        1,772,630
  Capital surplus                                        1,772,630        1,717,894
  Undivided profits                                        645,062          353,631
  Unrealized holding gains and losses on
    available-for-sale securities                         (142,641)
 Total stockholders' equity                              4,047,681        3,844,155

 Total liabilities and stockholders' equity           $ 42,627,534     $ 44,100,960

See accompanying notes to financial statements.

Statement of Income
Midlands National Bank

                                                   Year Ended December 31,
                                               1994         1993         1992
Interest income
  Loans, including fees                      $2,767,451   $2,696,111   $2,449,973
  Time deposits in other banks                   28,739       41,618       50,543
  Securities
    Taxable                                     425,569      406,612      467,636
    Tax-exempt                                   17,483
  Federal funds sold                            111,513       62,338       88,425
Total interest income                         3,350,755    3,206,679    3,056,577

Interest expense
  Time deposits $100,000 and over               300,126      349,969      403,450
  Other deposits                              1,056,284    1,066,420    1,261,410
  Obligations under capital leases                1,464        4,534       10,733
Total interest expense                        1,357,874    1,420,923    1,675,593

Net interest income                           1,992,881    1,785,756    1,380,984
Provision for loan losses (Note D)              106,392      145,327      490,328
Net interest income after provision           1,886,489    1,640,429      890,656

Other income
  Service charges on deposit accounts           159,494      199,025      159,137
  Credit life insurance commissions              66,769       73,288      164,158
 Investment securities gains                                 17,941       98,411
  Other income                                   12,641       10,795        3,762
       Total other income                       238,904      301,049      425,468

Other expenses (Note I)
  Salaries and employee benefits                688,603      673,938      543,317
  Net occupancy expense                          90,387       85,555       75,203
  Furniture and equipment expense               133,825      186,401      189,753
  Other expense                                 538,303      493,698      400,834
       Total other expenses                   1,451,118    1,439,592    1,209,107
Income before income taxes,
  extraordinary credit and cumulative
  effect of accounting change                   674,275      501,886      107,017
Income tax expense (Note J)                     239,476      181,557       40,652

Income before extraordinary credit and
  cumulative effect of accounting change        434,799      320,329       66,365
Extraordinary credit - utilization of
  net operating loss carryforward                                          16,804
Cumulative effect of accounting change -
method of computing deferred income
  taxes (Note J)                                              49,302

Net income                                   $  434,799   $  369,631   $   83,169

Per share (Notes H and L)
  Average shares outstanding                    373,963      366,953      364,758
  Income before extraordinary credit and
    cumulative effect of accounting change   $     1.16   $      .87   $      .18
  Extraordinary credit                                                        .05
 Cumulative effect of accounting change                         .14
  Net income                                       1.16         1.01          .23

See accompanying notes to financial statements.

 Statement of Changes in Stockholders' Equity
 Midlands National Bank

                                                                                               Unrealized
                                                                                                 Holding
                                                                                                Gains and
                                            Common Stock                                        Losses on
                                              Number                                            Available-
                                                of                     Capital     Undivided     for-Sale
                                              Shares       Amount      Surplus      Profits     Securities     Total
  Balance, January 1, 1992,
    as previously reported                     354,526   $1,772,630   $1,717,894   $  (55,169)               $3,435,355

  Correction of accounting errors (Note L)                                            (44,000)                  (44,000)

  Balance, January 1, 1992, as restated        354,526    1,772,630    1,717,894      (99,169)                3,391,355

  Net income                                                                           83,169                    83,169

  Balance, December 31, 1992                   354,526    1,772,630    1,717,894      (16,000)                3,474,524

  Net income                                                                          369,631                   369,631

  Balance, December 31, 1993                   354,526    1,772,630    1,717,894      353,631                 3,844,155

  Net income                                                                          434,799                   434,799
  Transfer of undivided profits
    to capital surplus                                                    54,736      (54,736)
  Cash dividend declared -
    $.25 per share                                                                    (88,632)                  (88,632)
  Change in accounting
    for available-for-sale
    securities, net of income
    taxes of $18,503 (Note C)                                                                   $   33,036       33,036
  Change in unrealized holding gains
    and losses on available-
    for-sale securities, net of income
    tax benefits of $98,391                                                                       (175,677)    (175,677)

  Balance, December 31, 1994                   354,526   $1,772,630   $1,772,630   $  645,062   $ (142,641)  $4,047,681

  See accompanying notes to financial statements.

 Statement of Cash Flows
 Midlands National Bank

                                                          Year Ended December 31,
                                                       1994        1993        1992
 Operating activities
Net income                                         $  434,799  $  369,631  $   83,169
Adjustments to reconcile net income to net
  cash provided by operating activities
    Provision for loan losses                         106,392     145,327     490,328
    Depreciation and amortization                      76,478     142,620     145,819
    Deferred income taxes                             103,692     (28,270)    (81,690)
    Amortization of net loan fees and costs            46,740      41,957      40,199
    Amortization of organizational costs                           17,039      18,588
    Writedowns of other real estate                    37,733      14,000
    Securities accretion and premium amortization      48,442      35,581      29,724
    Investment securities gains                                   (17,941)    (98,411)
    Gains on sales of other real estate                (3,510)     (9,820)
    (Increase) decrease in interest receivable        (66,862)     36,789     (43,080)
    (Decrease) increase in interest payable            18,889     (53,709)   (212,575)
    (Increase) decrease in prepaid expenses           (24,522)    (43,739)        820
    (Decrease) increase in other accrued expenses     (78,035)     10,047      38,712
        Net cash provided by
          operating activities                        700,236     659,512     411,603

 Investing activities
Net decrease (increase) in time deposits
  in other banks                                      800,000    (300,000)    100,000
Purchases of available-for-sale securities         (4,013,559)
Sales of available-for-sale securities                  9,150
Maturities of available-for-sale securities         2,893,527
Purchases of held-to-maturity securities             (466,812)
Purchases of investment securities                             (4,083,623) (8,220,759)
Sales and maturities of investment securities                   3,670,808   6,216,751
Net decrease (increase) in loans
  made to customers                                 1,394,508  (1,323,684) (6,269,941)
Purchase of premises and equipment                   (181,172)    (26,896)    (30,667)
Proceeds from sales of other real estate               99,510     340,431
    Net cash provided (used)
          by investing activities                     535,152  (1,722,964) (8,204,616)

Financing activities
Net increase (decrease) in demand deposits,
  interest bearing transaction accounts and
  savings accounts                                   (555,171)  2,273,779   1,506,658
Net increase (decrease) in certificates of
  deposit and other time deposits                  (1,039,147)   (326,357)  5,580,025
Principal payments on capital lease obligations       (23,488)   (109,652)   (101,194)
Cash dividends paid                                   (88,632)
     Net cash (used) provided by
          financing activities                     (1,706,438)  1,837,770   6,985,489

 (Decrease) increase in cash and cash equivalents    (471,050)    774,318    (807,524)
 Cash and cash equivalents, beginning               4,011,208   3,236,890   4,044,414
 Cash and cash equivalents, ending                 $3,540,158  $4,011,208  $3,236,890

 See accompanying notes to financial statements.

 Notes to Financial Statements

 Midlands National Bank


 NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   Organization - Midlands National Bank (the "Bank") was chartered as a national bank on December 7, 1988, and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank commenced commercial banking operations from its principal office in Prosperity, South Carolina on December 7, 1988, from its branch office in Chapin, South Carolina on December 14, 1988, and from its branch office in Newberry, South Carolina on October 21, 1991.

   Basis of Presentation - The accounting and reporting policies of the Bank are in conformity with generally accepted accounting principles and general practices within the banking industry.

   Securities - Effective January 1, 1994, The Bank adopted the provisions of Statement of Financial Accounting Standards ("SFAS")
   No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories; held-to-maturity, trading and available-for-sale. Debt securities which the Bank has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other operating income. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and recorded in a separate account included in stockholders' equity, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, is included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific certificate on a trade date basis. Reference is made to Note C to the financial statements for additional information. Prior to January 1, 1994, investment securities were stated at cost, increased by accretion of discount and decreased by amortization of premiums. Realized gains and losses on the sale of an investment security were included in other operating income based on the adjusted cost of the specific certificate on a trade date basis.

   Interest and Fees on Loans - Interest income on some installment loans is recognized using the sum-of-the-months digits method. The results of using this method are not materially different from those obtained by using the interest method. Interest income on all other loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are being deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are being amortized over the contractual life of the related loans or commitments.

   When a loan is 90 days past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure collection of the principal balance and accrued interest. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized when received. When the ultimate collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated net realizable value of collateral by charge-off to the allowance for loan losses and any subsequent payments are credited to the remaining outstanding principal balance until the loan is repaid. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

   Allowance for Loan Losses - An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions which may affect the borrowers' ability to pay and the underlying collateral value of the loans. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is likely, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance.

   Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization of equipment under capital leases is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 5 to 10 years. Amortization of equipment under capital leases is recorded at the lesser of the estimated useful lives of the respective assets or the terms of the leases. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

   Other Real Estate - Other real estate includes properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure. Other real estate is initially recorded at the lower of cost or the estimated fair market value less estimated selling costs. Loan losses arising from the acquisition of such property are charged to the allowance for loan losses. An allowance for losses on other real estate is maintained for subsequent downward valuation adjustments. Holding or operating costs are charged to expense as incurred, and the cost of significant improvements is capitalized.

   Retirement Plans - The Bank did not have any pension or profit-sharing retirement plans in effect at December 31, 1994 and 1993. Also, the Bank does not sponsor any postretirement or postemployment benefits.

   Income  Taxes  - As of January 1, 1993, the Bank adopted SFAS No. 109,
   "Accounting for  Income  Taxes".    The  Statement  requires the use of an
   asset and liability approach for financial accounting and reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. For the periods preceding 1993, the Bank used the deferred method, where deferred income taxes were provided for timing differences between the period in which certain income and expense items were recognized for financial reporting purposes and the period in which they affect taxable income as measured by the tax rate in effect for the year the timing differences occurred. Refer to Note J to the financial statements for further information.

   Statement of Cash Flows - The statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks and federal funds sold and securities purchased under agreements to resell.

   During 1994, 1993 and 1992, interest paid on deposits and other borrowings amounted to $1,338,985, $1,474,632 and $1,888,168, respectively. Income tax payments of $215,050, $176,801 and $54,240 were made during 1994, 1993 and 1992, respectively. In 1994 and 1993, non-cash transfers totaling $40,733 and $501,611, respectively, were made from loans to other real estate. A non-cash transfer of $54,736 was made from undivided profits to capital surplus in 1994. During 1994, non-cash valuation adjustments totaling $222,529 were made, decreasing available-for-sale securities with a related stockholders' equity account decreasing $142,641 and deferred tax assets increasing $79,888.

   NOTE B - CASH AND DUE FROM BANKS

   National banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. As of December 31, 1994 and 1993, the Bank had not attained the volume of deposits to be subject to such reserve requirement.

   NOTE C - SECURITIES

   Securities available-for-sale and held-to-maturity consisted of the following at December 31, 1994:

                                                                         December 31, 1994

                                                  Available-for-Sale                                  Held-to-Maturity

                                                 Gross       Gross                                  Gross       Gross
                                              Unrealized  Unrealized     Estimated                Unrealized  Unrealized
                                                                                                                          Estimated
                         Amortized   Holding    Holding      Fair        Amortized     Holding      Holding     Fair
                            Cost     Gains      Losses      Value         Cost        Gains        Losses      Value

U.S. Treasury and U.S.
 Government agencies     $5,122,186             $103,895     $5,018,291
 Obligations of states
  and political
  subdivisions                                                          $457,873                   $ 55,897  $401,976
Mortgage-backed
  securities               3,677,738            118,634      3,559,104
Equity  securities           156,450                           156,450


       Total              $8,956,374  $        $222,529     $8,733,845    $457,873      $            $ 55,897  $401,976



                                                                                      December 31, 1994
                                                                           Available-for-Sale       Held-to-Maturity




                                                                         Amortized   Estimated   Amortized   Estimated
                                                                            Cost     Fair Value     Cost     Fair Value
       Due in one year or less                                           $1,600,594  $1,572,079
       Due after one through five years                                   3,521,592   3,446,212
       Due after ten years                                                                       $  457,873  $  401,976
                                                                          5,122,186   5,018,291     457,873     401,976
       Mortgage-backed securities                                         3,677,738   3,559,104
       Equity securities                                                    156,450     156,450

            Total                                                        $8,956,374  $8,733,845  $  457,873  $  401,976

                                           F-9

       At December 31, 1993, investment securities consisted of the following:

                                                                                    December 31, 1993
                                                                                        Gross       Gross
                                                                          Amortized   Unrealized  Unrealized  Estimated
                                                                             Cost       Gains       Losses    Fair Value
       U.S. Treasury and U.S. Government agencies                         $4,112,934  $   26,347  $    5,082  $4,134,199
       Mortgage-backed securities                                          3,606,461      30,274               3,636,735
       Equity securities                                                     165,600                             165,600

            Total                                                         $7,884,995  $   56,621  $    5,082  $7,936,534

                                                                             December 31, 1993
                                                                          Amortized   Estimated
                                                                             Cost     Fair Value
       Due in one year or less                                            $2,010,280  $2,022,444
       Due after one through five years                                    2,102,654   2,111,755
                                                                           4,112,934   4,134,199
       Mortgage-backed securities                                          3,606,461   3,636,735
       Equity securities                                                     165,600     165,600

            Total                                                         $7,884,995  $7,936,534

   The fair value of U.S. Treasury and U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of obligations of states and political subdivisions is generally not available from published quotations; consequently, their fair value estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the instruments being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes. The fair value of equity securities, consisting of Federal Reserve Bank and Georgia Bankers Bank stocks, is estimated based on the amount at which the issuer would repurchase the shares.

   The proceeds from sales of securities and the gross realized gains and gross realized losses on such sales were as follows:

                                                                                Year Ended December 31,
                                                                             1994        1993        1992
       Proceeds from sales                                                 $9,150      $943,874   $4,738,759
       Gross realized gains                                                              17,941      106,356
       Gross realized losses                                                                           7,945

   The Bank has never held securities for trading purposes, and there were no transfer transactions during 1994 affecting the available-for-sale or held-to-maturity categories of securities. All 1994 securities sales were made from securities classified as available-for-sale.

   At December 31, 1994, securities with an amortized cost of $2,583,293 and an estimated fair value of $2,544,312 were pledged as collateral to secure public deposits. The amortized cost and estimated fair value of such pledged securities was $4,196,545 and $4,246,273, respectively, at the end of 1993.

   At December 31, 1994, the Bank held a $400,000 Barnwell County, South Carolina School District No. 45 bond with a 7.25% coupon rate, maturing on February 1, 2011. The bond, classified as held-to-maturity, is included in the balance sheet at an amortized cost of $457,873 and has an estimated fair value of $401,976. The Moody rating of the bond is Baa. All of the Bank's mortgage-backed securities held at December 31, 1994, were issued by the Federal Home Loan Mortgage Corporation.

   SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board in May, 1993. As required, the Bank adopted the provisions of this statement effective January 1, 1994, without retroactive application to prior years' financial statements. The Bank's management reclassified, as of January
   1, 1994, the Bank's investment securities into available-for-sale and held-to-maturity categories based on current intent in accordance with the criteria established by SFAS No. 115. At that date, investment securities with an amortized cost of $7,884,995 and an estimated fair value of $7,936,534 were classified as available-for-sale. The effect of this change in accounting principle was to increase the carrying value of securities $51,539 and directly increase stockholders' equity $33,036, which is net of income taxes of $18,503. The increase, net of income tax effect, is presented in the statement of changes in stockholders' equity as an adjustment of the balance of the separate component of stockholders' equity required by SFAS No. 115 for the unrealized holding gains and losses on available-for-sale securities.


   NOTE D - LOANS

   Loans consisted of the following:

                                                                   December 31,
                                                                1994         1993
   Commercial, financial and agricultural
     Commercial and industrial                              $ 4,156,609  $ 4,430,449
     Agricultural production                                    497,988      379,870
   Real estate - construction                                   936,233    1,509,891
   Real estate - mortgage
     Farmland                                                   622,730      810,173
     1-4 family residential                                   8,390,402    8,572,630
     Nonfarm, nonresidential                                  5,832,757    5,953,559
   Consumer installment
     Checking credit                                             49,607       42,941
     Other                                                    6,976,965    7,433,804

        Total loans - gross                                 $27,463,291  $29,133,317

   Included in the above were nonaccrual loans with outstanding principal balances totaling $244,053 and $389,712 as of December 31, 1994 and 1993, respectively. There were no outstanding commitments at December 31, 1994,
   to lend additional   funds  to  debtors  owing  nonaccrual loans.  Interest
   income that would have been recorded if nonaccrual loans had been current in accordance with their original terms amounted to $42,000, $54,000 and $47,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Recognized interest income on these loans was $21,000, $3,000 and $1,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Collections of interest on nonaccrual loans applied on a principal recovery basis totaled $88,023, $4,000 and $14,150 for the years ended December 31, 1994, 1993 and 1992, respectively.

   As of December 31, 1994 and 1993, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Bank's loan portfolio consists primarily of extensions of credit to businesses and individuals in its service areas within Newberry and Lexington counties of South Carolina. The economy of these areas is diversified and does not
   depend on any one industry or  group  of  related  industries.   Management
   has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

   Transactions in the allowance for loan losses are summarized below:

                                                    Year Ended December 31,
                                                1994          1993          1992

   Balance at January 1                        $ 409,000     $ 392,000     $ 284,000
   Provision charged to expense                  106,392       145,327       490,328
   Recoveries                                     14,368        15,419        10,315
Charge-offs                                     (196,760)     (143,746)     (392,643)

Balance at December 31                         $ 333,000     $ 409,000     $ 392,000

Certain officers and directors of the Bank, their immediate families and business interests were loan customers of, and had other transactions in the normal course of business with the Bank. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated
persons and do not involve more than normal  risk  of  collectibility.   The
aggregate dollar amount of these loans was $989,828 and $941,375 at December 31, 1994 and 1993, respectively. During 1994, 787,481 of new loans were made and repayments totaled $739,028.

In  May,  1993,  the  Financial  Accounting  Standards  Board issued SFAS No.
114, "Accounting by Creditors for Impairment of a Loan," effective for fiscal years beginning after December 15, 1994. This Statement generally applies to all loans, whether or not collateralized, and to all loans that are restructured in a troubled debt restructuring involving a modification of terms. It does not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or lower of cost or fair value, leases and debt securities. SFAS No. 114 requires that impaired loans within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. SFAS No. 114 also allows creditors, as a practical expedient, to measure the loan at its observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The required adoption of SFAS No. 114 effective January 1, 1995 did not have a material effect on the Bank's financial statements.

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                               December 31,
                                                            1994           1993
Land                                                   $   197,378    $   197,378
Building and land improvements                             985,515        946,899
Furniture and equipment                                    456,002        700,470
      Total                                              1,638,895      1,844,747
Less accumulated depreciation and amortization             319,941        630,487

      Premises and equipment - net                     $ 1,318,954    $ 1,214,260

Depreciation and amortization expense for the years ended December 31, 1994, 1993 and 1992 was $76,478, $142,620 and $145,819, respectively.

NOTE F - DEPOSITS

A summary of deposits follows:

                                                              December 31,
                                                           1994           1993
Noninterest bearing demand                             $ 2,444,503    $ 1,856,259
Interest bearing transaction accounts                    7,543,060      8,518,884
Savings                                                  1,998,140      2,165,731
Time deposits $100,000 and over                          6,968,921      7,700,037
Other time deposits                                     19,323,401     19,631,432

      Total deposits                                   $38,278,025    $39,872,343


NOTE G - OBLIGATIONS UNDER CAPITAL LEASES

Assets recorded under capital leases and included in premises and equipment are as follows:

                                                               December 31,
                                                            1994           1993
Equipment                                               $   95,389     $  485,856
Less accumulated amortization                               60,413        428,360

      Net assets under capital leases                   $   34,976     $   57,496

The present value of future minimum capital lease payments as of December 31, 1994 is as follows:

   1995                                                         $   22,224
   1996                                                             16,330
       Total minimum lease payments                                 38,554
       Less amount representing interest
       (approximate interest rate of 8.5%)                           2,199

       Obligations under capital leases                         $   36,355

NOTE H - STOCKHOLDERS' EQUITY

Dividends - Banking laws and regulations limit the amount of cash dividends which a national bank can pay without obtaining prior approval from the Comptroller of the Currency. Generally, this amount is limited to a bank's net income retained in the current year plus retained net income for the preceding two years. At December 31, 1993, the Bank had available $645,062 for the payment of cash dividends without obtaining prior approval from the Comptroller of the Currency.

Stock Warrants and Options - The Bank had stock warrants and options outstanding as of December 31, 1994 and 1993. Each of the Bank's organizers received one non-transferable warrant to purchase one share of the Bank's common stock for each share they had committed to purchase in the 1988 initial offering. The exercise price of the warrants is $10.00 per share, and warrants are exercisable at any time until their expiration on December 7, 1998. The total number of shares that could be purchased with these warrants was 92,500 at the end of 1994 and 1993.

The employment agreements for two of the Bank's employees provided for the granting of options to those employees to purchase up to 21,272 shares of the Bank's common stock at an exercise price equal to the book value per share as of the end of the calendar quarter preceding the awarding of the options, but not less than $10.00 per share. All options granted under the employment agreements expire seven years from the date of award. As of December 31, 1994 and 1993, those employees had earned options to purchase at any time, 7,091 shares at a price of $10.00 per share with an expiration date of December 31, 1995, and 14,181 shares at a price of $11.11 per share with an expiration date of November 30, 2000.

The 1988 Incentive Stock Option Plan provides for the granting of options to certain eligible employees to purchase up to an aggregate of 50,000 shares of the Bank's common stock. The exercise price of options granted under the Plan is the fair market value of the Bank's common stock on the date the option is granted, but in no event less than the $5.00 par value of the stock. For any person owning directly or indirectly more than 10% voting control of the Bank's outstanding shares, the option price may not be less than 110% of fair market value of the shares. Options are exercisable at any time for up to ten years from the date of grant (five years with respect to 10% owners). At December 31, 1994 and 1993, options had been granted to purchase 7,000 shares under the Plan for an exercise price of $10.00 per share, expiring June 29, 1998.

At December 31, 1994 and 1993, none of the stock warrants or options granted by the Bank have ever been exercised.

Net Income per Share - Net income per share is calculated by dividing net income by the weighted average number of shares of common stock and dilutive
common stock equivalents  outstanding.   Common stock equivalents represent the
dilutive effect of the assumed exercise of the outstanding stock warrants and options and are calculated using the treasury stock method. Average shares outstanding for the years ended December 31, 1994, 1993 and 1992 include equivalent shares of 19,437, 12,427 and 10,232, respectively.

Regulatory Capital - All banks are subject to regulatory risk-based capital adequacy standards. Under these standards banks are required to maintain various minimum ratios of capital to risk-weighted assets and average assets. The following table sets forth the risk-based capital ratios of Midlands National Bank and the minimum levels prescribed by regulations as of December 31, 1994:

                                      Tier 1     Total Capital     Leverage

     Midlands National Bank            14.3%          15.5%           9.5%
     Minimum required                   4.0%           8.0%           3.0%

NOTE I - OTHER EXPENSES

Noninterest expenses are summarized below:

                                                    Year Ended December 31,
                                               1994          1993          1992
Salaries and employee benefits             $  688,603    $  673,938    $  543,317
Net occupancy expense                          90,387        85,555        75,203
Furniture and equipment expense               133,825       186,401       189,753
Other expense
  Stationery, printing and postage             72,625        69,440        64,820
  Telephone                                    34,345        28,473        28,775
  Advertising and promotion                    28,605        23,685        35,750
  Professional services                        77,477        49,618        42,924
  Insurance                                    24,151        27,164        25,463
  FDIC insurance assessment                    88,410        87,648        71,909
  Directors fees                               35,400        31,700        29,250
  Other real estate costs and
    and expenses, net                          55,522        52,195
  Other                                       121,768       123,775       101,943

      Total                                $1,451,118    $1,439,592    $1,209,107


NOTE J - INCOME TAXES

The Bank adopted, effective January 1, 1993, SFAS No. 109, "Accounting for Income Taxes", issued in February, 1992. Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The deferred method, used in years prior to 1993, required the Bank to provide for deferred income tax expense based on certain items of income and expense which were reported in different years in the financial statements and the tax returns as measured by the tax rate in effect for the year the difference occurred. As permitted under SFAS No. 109, prior years' financial statements have not been restated for this change in accounting principle. The effect of adopting SFAS No. 109 was immaterial to income before the cumulative effect of the change in accounting for 1993. Net income for 1993 was increased $49,302, or $.14 per share, by the cumulative effect of the change in accounting related to years prior to 1993.

Income before income taxes, extraordinary credit and cumulative effect of accounting change presented in the statement of income for the years ended December 31, 1994, 1993 and 1992, included no foreign component. Income tax expense consisted of:

                                                                        Deferred
                                                 Liability Method        Method
                                                    Year Ended December 31,
                                                 1994         1993         1992
Current
  Federal                                    $  124,261   $  147,667   $   96,793
  State                                          11,523       12,858        8,745
     Total current                              135,784      160,525      105,538
Deferred
  Federal                                        95,374       20,026      (58,774)
  State                                           8,318        1,006       (6,112)
     Total deferred                             103,692       21,032      (64,886)

     Total income tax expense                $  239,476   $  181,557   $   40,652

The principal components of the deferred portion of income tax expense were:

                                                                        Deferred
                                                 Liability Method        Method
                                                    Year Ended December 31,
                                                 1994         1993         1992
Provision for loan losses                    $   64,423   $   16,286   $  (52,932)
Accelerated depreciation                         10,308        5,986        3,846
Start-up costs                                                13,350         (915)
Capitalized leases                                  348        6,567       (1,340)
Other real estate writedowns                    (10,411)      (5,026)
Nonaccrual loan interest income                  35,985      (17,587)     (18,398)
Other, net                                        3,039        1,456        4,853

   Total                                     $  103,692   $   21,032   $  (64,886)

A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes, extraordinary credit and cumulative effect of accounting change follows:

                                                                        Deferred
                                                 Liability Method        Method
                                                    Year Ended December 31,
                                                 1994         1993         1992
Tax expense at statutory rate                $  229,254   $  170,641   $   36,386
State income tax, net of federal
  income tax benefit                             13,095        8,887        1,688
Tax exempt bond interest                         (5,944)
Other, net                                        3,071        2,029        2,578

   Total                                     $  239,476   $  181,557   $   40,652

Deferred tax assets and liabilities included in the balance sheet consisted of the following:

                                                                December 31,
                                                              1994         1993
Deferred tax assets
  Allowance for loan losses                               $   56,236   $  120,670
  Capital leases                                                 495          843
  Deferred net loan costs                                        798        3,826
  Other real estate                                           15,437        5,026
  Nonaccrual loan interest income                                          35,985
  Unrealized holding gains and losses
    on available-for-sale securities                          79,888
Gross deferred tax assets                                    152,854      166,350
  Valuation allowance                                              -           -
Total                                                        152,854      166,350

Deferred tax liabilities
  Accelerated depreciation                                    31,372       21,064

Net deferred income tax assets                            $  121,482   $  145,286

Income tax expense related to investment securities transactions was $6,441 and $37,383 for 1993 and 1992, respectively.

NOTE K - COMMITMENTS AND CONTINGENCIES

Commitments - In the normal course of business, the Bank is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:


                                           December 31,
                                        1994          1993

Loan commitments                     $1,641,408    $1,454,263
Standby letters of credit                30,000        30,000

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers. Collateral for secured standby letters of credit varies but may include commercial and residential real properties, accounts receivable, inventory, equipment, marketable securities and certificates of deposit. Since most letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Short-term Borrowing Commitments - At December 31, 1994 and 1993, the Bank hadunused short-term lines of credit to purchase up to $1,500,000 of unsecured federal funds from unrelated correspondent financial institutions. The lines are available generally on a one to seven day basis for the general corporate purposes of the Bank. The lines expire December 1, 1995.

Contingent Liabilities - As of December 31, 1994, the Bank was involved as defendant in a lawsuit concerning a depositor's forgery matter in
which the plaintiff  seeks  $28,000  in  damages.    Management is vigorously
defending this lawsuit; however, the probability of an unfavorable outcome cannot be currently evaluated and no loss contingency has been accrued. Management and legal counsel are not aware of any other pending or threatened litigation, or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

NOTE L - RESTATEMENT OF FINANCIAL STATEMENTS

During 1994, Midlands National Bank received a report on examination from its primary regulator, the Office of the Comptroller of the Currency ("OCC"). In this report, the OCC found errors had been made in accounting for three commercial loans involving two borrowers. These three loans had not performed as originally agreed, but the bank followed a workout policy of forbearance as to collection litigation and/or repossession in order to enhance, in management's opinion, the ultimate collectibility of the loans.

On two of the loans, the Bank entered extensions of monthly payment terms into the computerized loan accounting system beginning in 1992 to reflect the forbearance workout approach. Interest income continued to accrue and the loans were not correctly identified as nonaccrual loans. However, under generally accepted accounting principles these loans should have been placed on a nonaccrual status and accounted for accordingly.

One loan criticized by the OCC examiners was an unsecured loan made in 1991 to clear an overdraft of a customer who had other loans that were also not being serviced as agreed. The loan was renewed in 1992 and 1993 without reduction of principal. The correct accounting for this loan should have been to classify the loan as doubtful at the end of 1991 with appropriate adjustments to the provision and allowance for loan losses, and charge-off in 1992 due to lack of performance. Instead, the Bank erroneously carried the loan as an earning asset until 1994.

The financial statements for the periods indicated below have been restated to reflect the corrections for the accounting errors. The effects of the corrections on the statement of income, including per share amounts, and undivided profits are as follows:

                                                                                         Year Ended December 31,
                                                                                    1993          1992          1991
    Statement of income corrections
      Interest income on loans                                                  $  (48,989)   $  (51,247)
      Provision for loan losses                                                                  (80,000)   $  (44,000)
      Income tax expense                                                            31,210        41,000        15,796
      Extraordinary credit                                                                       (41,000)      (15,796)
      Cumulative effect of accounting change                                        49,302
         (Decrease) increase in net income                                      $   31,523    $ (131,247)   $  (44,000)

      (Decrease) increase per share
         Income before extraordinary credit
          and cumulative effect of accounting change                            $     (.05)   $     (.25)   $     (.07)
      Extraordinary credit                                                                          (.11)         (.04)
      Cumulative effect of accounting change                                           .14
      Net income                                                                       .09          (.36)         (.11)


    Undivided profits, as previously reported at period end                     $  497,355    $  159,247    $  (55,169)
    Correction of accounting errors                                               (143,724)     (175,247)      (44,000)
    Undivided profits, as restated at period end                                $  353,631    $  (16,000)   $  (99,169)

NOTE M - PENDING MERGER TRANSACTION

In November, 1994, the Bank entered into a Reorganization Agreement with Carolina First Corporation ("CFC"), Greenville, South Carolina, whereby the Bank's stockholders will exchange all of their 354,526 currently outstanding common shares of the Bank for approximately 585,000 shares of the common stock of CFC. In addition, the various outstanding warrants and options described in Note H to the financial statements for the purchase of 120,772 shares of the Bank's common stock will be converted into options to purchase approximately 199,000 shares of CFC common stock for an average exercise price of approximately $6.14 per share.

According to the provisions of the Reorganization Agreement, the Bank will be merged into CFC's subsidiary, Carolina First Bank, and will cease to operate as a separate corporation. The proposed merger is expected to be accounted for as a pooling-of-interests. At December 31, 1994, CFC had assets totaling approximately $1.1 billion.

The pending merger transaction is subject to the approval of the Bank's stockholders and various regulatory agencies.

                       REORGANIZATION AGREEMENT

    This REORGANIZATION AGREEMENT is entered into as of this 14th day of November, 1994, between Carolina First Corporation ("CFC"), a corporation organized and existing under the laws of the State of South Carolina, Carolina First Bank ("CFB"), a corporation organized and existing under the laws of the State of South Carolina, and Midlands National Bank ("Midlands"), a national banking association organized and existing under the laws of the United States of America.

    WHEREAS, CFC desires to acquire Midlands through the merger of Midlands with and into CFB (the "Merger");

    WHEREAS, the respective Boards of Directors of CFC, CFB and Midlands have approved such Merger pursuant to the terms and conditions of this Agreement and the Plan of Merger attached hereto as Appendix A (the "Plan of Merger");

    WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and

    NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and agreements herein contained, CFC, CFB and Midlands hereby agree as follows:


SECTION  I.  DEFINITIONS

    1.1. Agreement. This Reorganization Agreement between CFC, CFB and Midlands, together with all schedules, exhibits and appendices attached hereto.

    1.2. Articles of Merger. The Articles of Merger to be executed by CFC, CFB and Midlands and in form appropriate for filing with the Secretary of State of South Carolina and the OCC, and relating to the effective consummation of the Merger as contemplated by the Plan of Merger.

    1.3. CFC. Carolina First Corporation, a bank holding company headquartered in Greenville, South Carolina, which term shall include, when the context permits, CFC and all CFC subsidiaries.

    1.4. CFC Common Stock. The common stock, par value $1.00 per share, of CFC.

    1.5. CFB. Carolina First Bank, a South Carolina corporation and a wholly-owned subsidiary of CFC.

    1.6. Closing Date. The term Closing Date shall have the meaning ascribed to it in Section 2.2 hereof.

    1.7. Confidential Information. The term "Confidential Information" shall mean all information of any kind concerning a party hereto that is furnished by such party or on its behalf pursuant to Section 6.2 hereof and designated in writing as "Confidential Information", except information (i) ascertainable or obtained from public or published information, (ii) received from a third party not known to the recipient of Confidential Information to be under an obligation to keep such information confidential, (iii) which is or becomes known to the public (other than through a breach of this Agreement), (iv) of which the recipient was in possession prior to disclosure thereof in connection with the Merger, or (v) which was independently developed by the recipient without the benefit of Confidential Information.

    1.8.  Code.  The Internal Revenue Code of 1986, as amended.

    1.9. Merger. The merger of Midlands with and into CFB as more particularly set forth herein and in the Plan of Merger.

    1.10. ERISA. The Employee Retirement Income Security Act of 1974, as amended.

    1.11. Effective Time. The date and time which the Merger becomes effective as more particularly set forth in Section 2.2 of the Plan of Merger.

    1.12. FDIC.  The Federal Deposit Insurance Corporation.

    1.13. Midlands Common Stock. The common stock, par value $5.00 per share, of Midlands.

    1.14. OCC.  The Office of Comptroller of the Currency.

    1.15. OTS.  The Office of Thrift Supervision.

    1.16. Plan of Merger.  The Plan of Merger attached to this
Reorganization Agreement as Appendix A.

    1.17. Proxy Statement. The proxy statement included in the Registration Statement which shall be furnished to the Midlands stockholders in connection with the solicitation by the Midlands Board of Directors of proxies for the approval of this Agreement and the matters contemplated hereby.

    1.18. Registration Statement. The Registration Statement on Form S-4 to be filed with the SEC registering the CFC Common Stock to be issued to the Midlands shareholders in connection with the Merger.

    1.19. SEC.  The Securities and Exchange Commission.

    1.20. Securities Act.  The Securities Act of 1933, as amended.

    1.21. State Board.  The South Carolina State Board of Financial
Institutions.

    1.22. Stockholder Approvals. This term shall mean, as the context may require, the written consent (duly authorized) of CFC to the Merger of Midlands with and into CFB and the approval by the requisite vote of the stockholders of Midlands at the Stockholders' Meeting of the Merger of Midlands with and into CFB, all in accordance with the Reorganization Agreement and this Plan of Merger.

    1.23. Stockholders' Meeting. The meeting of the stockholders of Midlands at which the Merger shall be voted upon.

    1.24. Surviving Corporation. The surviving corporation after consummation of the Merger, which shall be CFB.

SECTION II.  THE MERGER

    2.1. General Provisions. Subject to the terms and conditions of this Agreement, including the Plan of Merger, at the Effective Time, Midlands shall be merged with and into CFB, which shall be the Surviving Corporation and remain a wholly-owned subsidiary of CFC. At the Effective Time, the separate corporate existence of Midlands shall cease. CFC and Midlands hereby agree that the Merger will be effected pursuant to the terms set forth in the Plan of Merger.

    2.2. The Closing. The Closing of the transaction contemplated herein shall be held as soon as reasonably practicable after fulfillment of all conditions set forth in Section VII and Section VIII hereof (the "Closing Date"), at the offices of Wyche, Burgess, Freeman & Parham, P.A. or at such other place and time as the parties hereto may mutually agree; provided, however, that in the event that Closing has not occurred by May 31, 1995, either party hereto shall have the right to terminate this Agreement.

    2.3. Consideration for the Merger. The manner of converting the shares of Midlands into shares of CFC shall be as set forth in Articles II and III of the Plan of Merger.

    2.4. Approval of Midlands Stockholders. CFC, CFB and Midlands shall jointly prepare the Proxy Statement, which shall be reasonably acceptable to all parties. The Proxy Statement shall be mailed to Midlands shareholders as soon as reasonably practicable after the SEC's declaration of effectiveness of the Registration Statement, with due consideration given to the anticipated length of time that will be required to obtain the necessary regulatory approvals.

    2.5. Tax Treatment. CFC and Midlands intend that the Merger shall qualify as a tax-free reorganization under Section 368(a) of the Code.


SECTION III.  REPRESENTATIONS AND WARRANTIES OF MIDLANDS

    Midlands hereby represents and warrants to CFC the following matters on and as of the date of this Agreement and at the Effective Time; provided, however, that before any breach of or inaccuracy in any of the representations or warranties given in this Section III shall be actionable or shall constitute grounds for termination of or failure to perform under the terms of this Agreement by CFC, such breach or inaccuracy must be materially adverse in the aggregate with respect to the business of Midlands.

    3.1. Organization, Good-Standing and Conduct of Business. Midlands is a corporation, duly organized, validly existing and in good standing under the laws of the United States of America, and has full power and authority and all necessary governmental and regulatory authorization to own all of its properties and assets and to carry on its business as it is presently being conducted, and is properly licensed, qualified and in good standing as a foreign corporation in all jurisdictions wherein the character of the properties or the nature of the business transacted by Midlands makes such license or qualification necessary.

    3.2. Corporate Authority. The execution, delivery and performance of this Agreement have been duly authorized by the Board of Directors of Midlands. Other than approval of the Merger by the shareholders of Midlands, no other corporate acts or proceedings on the part of Midlands are required or necessary to authorize this Agreement or the Merger.

    3.3. Binding Effect. Subject to receipt of Stockholder Approval and any required regulatory approvals, when executed, this Agreement will constitute a valid and legally binding obligation of Midlands, enforceable against Midlands in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights or the relief of debtors generally. Each document and instrument contemplated by this Agreement, when executed and delivered by Midlands in accordance with the provisions hereof, shall be duly authorized, executed and delivered by Midlands and enforceable against Midlands in accordance with its terms, subject to the exceptions in the previous sentence.

    3.4. Capitalization of Midlands. The authorized capital stock of Midlands consists solely of (i) 10,000,000 authorized shares of common stock ($5.00 par value), of which 354,526 shares are issued and outstanding. All of the issued and outstanding shares of Midlands are validly issued and fully paid and, except as provided in 12 U.S.C.A. (section mark)55, nonassessable. Except for the items set forth on
Schedule 3.4 attached hereto, there are no outstanding obliga- tions, options, warrants or commitments of any kind or nature or any outstanding securities or other instruments convertible into shares of any class of capital stock of Midlands, or pursuant to which Midlands is or may become obligated to issue any shares of its capital stock. None of the shares of the Midlands Common Stock is subject to any restrictions as to the transfer thereof, except as set forth in Midlands's Articles of Incorporation or Bylaws and except for restrictions on account of applicable federal or state securities laws. Midlands does not hold 10% of any class of equity securities of any other company or legal entity.

    3.5. Absence of Defaults. Midlands is not in default under, or in violation of, any provision of its Articles of Incorporation or Bylaws. Midlands is not in default under, or in violation of, any agreement to which Midlands is a party, the effect of which default or violation would have a material adverse effect on Midlands or its business operations or prospects. Midlands is not in violation of any applicable law, rule or regulation, the effect of which would have a material adverse effect on Midlands or its business operations or prospects.

    3.6. Non-Contravention and Defaults; No Liens. Neither the execution or delivery of this Agreement, nor the fulfillment of, or compliance with, the terms and provisions hereof, will (i) result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation of, termination of or acceleration of the performance provided by the terms of, any agreement to which Midlands is a party or by which it may be bound, (ii) violate any provision of any law, rule or regulation,

(iii) result in the creation or imposition of any lien, charge, restriction, security interest or encumbrance of any nature whatsoever on any asset of Midlands, or (iv) violate any provisions of Midlands's Articles of Incorporation or Bylaws. To the best of Midlands's knowledge, no other party to any material agreement to which Midlands is a party is in default thereunder or in breach of any provision thereof. To the best of Midlands's knowledge, there exists no condition or event which, after notice or lapse of time or both, would constitute a default by any party to any such agreement.

    3.7. Necessary Approvals. Midlands has obtained all certificates of authority, licenses, permits, franchises, registrations of foreign ownership or other regulatory approvals in every jurisdiction necessary for the continuing conduct of its business and ownership of its assets. Except for those which may be renewed or extended in the ordinary course of business, no such certificate, license, permit, franchise, registration or other approval is about to expire, lapse, has been threatened to be revoked or has otherwise become restricted by its terms which would, upon such expiration, lapse, revocation or restriction, have a material adverse effect on the financial circumstances of Midlands. Further, there is no reasonable basis for any such expiration, lapse, revocation, threat of revocation or restriction. Except for any necessary filings with, and approvals and authorizations of the OCC, the FDIC and the State Board, no consent, approval, authorization, registration, or filing with or by any governmental authority, foreign or domestic, is required on the part of Midlands in connection with the execution and delivery of this Agreement or the consummation by Midlands of the transactions contemplated hereby.
Except for the agencies in the preceding sentence or as disclosed in
Schedule 3.7 attached hereto, Midlands is not required to procure the approval of any person, firm, corporation, or other entity, foreign or domestic, in order to prevent the termination of any right, privilege, license or contract of Midlands as a result of this Agreement.

    3.8. Financial Statements. The audited financial statements of Midlands for each of the fiscal years 1991, 1992 and 1993, the unaudited financial statements of Midlands at and for the six month period ending June 30, 1994 and the unaudited monthly statements subsequent to June 30, 1994 (the "Midlands Financial Statements") all of which have been provided to CFC, are true, correct and complete in all material respects and present fairly, in conformity with generally accepted accounting principles consistently applied, the financial position of Midlands at the dates indicated and the results of its operations for each of the periods indicated, except as otherwise set forth in the notes thereto. The books and records of Midlands have been kept, and will be kept to the Closing Date, in reasonable detail, and will fairly and accurately reflect in all material respects to the Closing Date, the transactions of Midlands.

    3.9. Tax Returns. Midlands files its income tax returns and maintains its tax books and records on the basis of a taxable year ending December 31. Midlands has duly filed all tax reports and returns required to be filed by any federal, state or local taxing authorities (including, without limitation, those due in respect of its properties, income, franchises, licenses, sales and payrolls) through the date hereof, and Midlands has duly paid all taxes with respect to the periods covered thereby and has established adequate reserves in accordance with generally accepted accounting principles consistently applied for the payment of all income, franchises, property, sales, employment or other taxes anticipated to be payable after the date hereof. Midlands is not delinquent in the payment of any taxes, assessments or governmental charges and no deficiencies have been asserted or assessed, which have not been paid or for which adequate reserves have not been established. Midlands does not have in effect any waiver relating to any statute of limitations for assessment of taxes with respect to any federal, state or local income, property, franchise, sales, license or payroll tax. Midlands does not know, or have reason to know, of any questions which have been raised or which may be raised by any taxing authority relating to taxes or assessments of Midlands which, if determined adversely, would result in the assertion of any deficiency.

    3.10. Undisclosed Liabilities. Except for the liabilities which are disclosed in the Midlands Financial Statements or as set forth on
Schedule 3.10, Midlands has no material liabilities or material obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due. Since December 31, 1993, there has been (i) no material adverse change in the business or operations of Midlands, (ii) no incurrence by or subjection of Midlands to any obligation or liability (whether fixed, accrued or contingent) or commitment material to Midlands not referred to in this Agreement, except such obligations or liabilities as were or may be incurred in the ordinary course of business and which are reflected on the Midlands Financial Statements at and for the periods subsequent to December 31, 1993.

    3.11. Title to Properties, Encumbrances. All real property and personal property owned by Midlands is set forth on Schedule 3.11. Midlands has good and marketable title to all of the real property and personal property set forth on Schedule 3.11, free and clear of any liens, claims, charges, options or other encumbrances, except for any lien for current taxes not yet due and payable.

    3.12. Litigation. Except as set forth on Schedule 3.12, there are no claims, actions, suits or proceedings pending or threatened against Midlands, or to its knowledge affecting Midlands, at law or in equity, before or by any Federal, state, municipal, administrative or other court, governmental department, commission, board, or agency, an adverse determination of which could have a material adverse effect on the business or operations of Midlands, and Midlands knows of no basis for any of the foregoing. There is no order, writ, injunction, or decree of any court, domestic or foreign, or any Federal agency affecting Midlands or to which Midlands is subject.

    3.13. Reports. Midlands has duly made all reports and filings required to be made pursuant to applicable law, except for failures to file or reports which would not have a material adverse effect on the business or financial condition of Midlands.

    3.14. Brokers. Midlands has not incurred any liability for any commission or fee in the nature of a finder's, originator's or broker's fee in connection with the transaction contemplated herein.

    3.15. Expenditures. Schedule 3.15 sets forth any single expenditure of $25,000 or more proposed to be made by Midlands after the date hereof and a summary of the terms and conditions pertaining thereto. At least 20 business days prior to the Closing Date, Midlands will advise CFC of any changes to Schedule 3.15 reflecting additions or deletions thereto since the date hereof.

    3.16. Insurance. Attached hereto as Schedule 3.16 is a true and complete summary of the policies of fire, liability, life and other type of insurance held by Midlands, setting forth with respect to each such policy, the policy number, name of the insured party, type of insurance, insurance company, annual premium, expiration date, deductible amount, if any, and amount of coverage. Each such policy is in an amount reasonably sufficient for the protection of the assets and business covered thereby, and, in the aggregate, all such policies are reasonably adequate for the protection of all the assets and business of Midlands taking into account the availability and cost of such coverage. All such policies shall remain in full force and effect for a period of at least 90 days following the Closing Date. There is no reason known to Midlands that any such policy will not be renewable on terms and conditions as favorable as those set forth in such policy.

    3.17. Contracts and Commitments. Schedule 3.17 attached hereto sets forth each contract or other commitment of Midlands which requires an aggregate payment by Midlands after the date hereof of more than $25,000, and any other contract or commitment that in the opinion of the Midlands management materially affects the business of Midlands. Except for the contracts and commitments described in this Agreement or as set forth in Schedule 3.17, Midlands is not party to or subject to:

            1. Any contracts or commitments which are material to its business, operations or financial condition;

            2. Any employment contract or arrangement, whether oral or written, with any officer, consultant, director or employee which is not terminable on 30 day's notice without penalty or liability to make any payment thereunder for more than 30 days after such termination;

            3. Any plan or contract or other arrangement, oral or written, providing for insurance for any officer or employee or members of their families;

            4. Any plan or contract or other arrangement, oral or written, providing for bonuses, pensions, options, deferred compensation, retirement payments, profit-sharing or other benefits for employees;

            5.  Any contract or agreement with any labor union;

            6. Any contract or agreement with customers for the sale of products or the furnishing of services, or any sales agency, broker, distribution or similar contract, except contracts made in the ordinary course of business;

            7. Any contract restricting Midlands from carrying on its business anywhere in the United States;

            8. Any instrument or arrangement evidencing or related to indebtedness for money borrowed or to be borrowed, whether directly or indirectly, by way of purchase money obligation, guaranty, conditional sale, lease-purchase, or otherwise;

            9. Any joint venture contract or arrangement or any other agreement involving a sharing of profits;

            10. Any license agreement in which Midlands is the licensor or licensee;

            11. Any material contract or agreement, not of the type covered by any of the other items of this Section 3.17, which by its terms is either (i) not to be performed prior to 30 days from the date hereof, or (ii) does not terminate, or is not terminable without penalty to Midlands, or any successors or assigns prior to 30 days from the date hereof.


    3.18. Employee Benefit Plans.

      (a) Except as described on Schedule 3.18, Midlands does not sponsor or maintain and is not otherwise a party to or liable under, any plan, program, fund or arrangement (whether or not qualified for Federal income tax purposes, whether benefiting a single individual or multiple individuals, and whether funded or not) that is an "employee pension benefit plan", or an "employee welfare benefit plan", as such terms are defined in ERISA, or any incentive or other benefit arrangement for its employees, their dependents and beneficiaries.

      (b) Midlands has, for all periods ending on or prior to the date hereto, administered each employee welfare benefit plan described on
    Schedule 3.18 in material compliance with the reporting, disclosure and all other requirements applicable under ERISA, the Code or any other applicable law.

      (c) All amounts required to be accrued under generally accepted accounting principles applied consistently by Midlands under any incentive or other compensation plan have been accrued and are reflected in the balance sheet contained in the December 31, 1993 Midlands Financial Statements.

    3.19. Midlands Information. The written information with respect to Midlands, and its officers, directors, and affiliates supplied by Midlands to CFC for use in the Registration Statement which shall be used in soliciting approval of the Merger by shareholders of Midlands will not, on the date the Proxy Statement is first mailed to share-holders of Midlands or on the date of the Stockholders' Meeting, as amended or supplemented, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier communication to Midlands shareholders with respect to the Merger.

    3.20. Due Diligence. All information provided by Midlands in connection with the due diligence investigation by CFC was, at the time that such information was provided, fair, accurate and complete in all material respects. Midlands has not failed to provide or make available to CFC all material information regarding Midlands.

    3.21. Resale of CFC Common Stock. Midlands knows of no present plan or intention on the part of its shareholders to sell, assign, transfer or otherwise dispose of shares of CFC Common Stock to be received by such shareholders in connection with the

Merger which would reduce said shareholders' holdings of CFC common stock to a number of shares having, in the aggregate, a value of less than 50% of the value of Midlands Common Stock outstanding as of the Effective Time. For purposes of this representation, the number of shares of CFC Common Stock which would have been received by any dissenting shareholders of Midlands had they not dissented, and shares of Midlands Common Stock sold, redeemed or otherwise disposed of prior or subsequent to and as part of the Merger, will be considered as shares received by shareholders of Midlands and then disposed of by shareholders of Midlands.

SECTION IV.  REPRESENTATIONS AND WARRANTIES BY CFC AND CFB

    CFC and CFB hereby represent and warrant to Midlands the following matters on and as of the date of this Agreement and at the Effective Time; provided, however, that before any breach of or inaccuracy in any of the representations or warranties given in this Section IV shall be actionable or shall constitute grounds for termination of or failure to perform under the terms of this Agreement by Midlands, such breach or inaccuracy must be materially adverse in the aggregate with respect to the businesses of CFC and CFB.

    4.1. Organization, Good-Standing and Conduct of Business. CFC and CFB are corporations, duly organized, validly existing and in good standing under the laws of the State of South Carolina, and have full power and authority and all necessary governmental and regulatory authorization to own all of their properties and assets and to carry on their business as they are presently being conducted, and are properly licensed, qualified and in good standing as foreign corporations in all jurisdictions wherein the character of the properties or the nature of the business transacted by CFC and CFB makes such license or qualification necessary.

    4.2. Corporate Authority. The execution, delivery and performance of this Agreement have been duly authorized by the Boards of Directors of CFC and CFB. No further corporate acts or proceedings on the part of CFC or CFB are required or necessary to authorize this Agreement or the Merger.

    4.3. Binding Effect. When executed, this Agreement will constitute a valid and legally binding obligation of CFC and CFB, enforceable against CFC and CFB in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights or the relief of debtors generally. Each document and instrument contemplated by this Agreement, when executed and delivered by CFC and/or CFB in accordance with the provisions hereof, shall be duly authorized, executed and delivered by CFC and/or CFB and enforceable against CFC and/or CFB in accordance with its terms, subject to the exceptions in the previous sentence.

    4.4. Capitalization of CFC. The authorized capital stock of CFC consists solely of (i) 20,000,000 authorized shares of common stock ($1.00 par value), of which 4,523,784 shares are issued and outstanding and (ii) 10,000,000 shares of preferred stock, of which 621,000 shares of 7.50% Noncumulative Convertible Preferred Stock Series 1993, 60,000 shares of Convertible Preferred Stock Series 1993B, and 920,000 shares of 7.32% Noncumulative Convertible Preferred Stock Series 1994, are outstanding. All of the issued and outstanding shares of CFC are validly issued and fully paid and nonassessable. Except for (i) stock options to purchase shares of CFC Common Stock granted under employee benefit plans, (ii) the 621,000 shares of 7.50% Noncumulative Convertible Preferred Stock Series 1993, (iii) the 60,000 shares of Convertible Preferred Stock Series 1993B, and (iv) the 920,000 shares of 7.32% Noncumulative Convertible Preferred Stock Series 1994, (v) the CFC Shareholders' Rights Plan entered into as of November 9, 1993 between CFC and CFB, or (vi) as otherwise set forth on Schedule 4.4, there are no outstanding obligations, options, warrants or commitments of any kind or nature or any outstanding securities or other instruments convertible into shares of any class of capital stock of CFC, or pursuant to which CFC is or may become obligated to issue any shares of its capital stock. None of the shares of the CFC Common Stock is subject to any restrictions as to the transfer thereof, except as set forth in CFC's Articles of Incorporation or Bylaws and except for restrictions on account of applicable federal or state securities laws. The Common Stock to be issued in connection with this Agreement and the Merger will, when issued, be validly issued, fully paid and nonassessable and issued pursuant to an effective registration statement.

    4.5. Subsidiaries of CFC. CFC owns 100% of the issued and outstanding shares of CFB, Carolina First Savings Bank, F.S.B and Carolina First Mortgage Company. Other than CFC, no individual or entity has rights to acquire shares of CFB, Carolina First Savings Bank, F.S.B or Carolina First Mortgage Company. CFC does not hold 10% of any class of equity securities of any other company or legal entity other than CFB, Carolina First Savings Bank, F.S.B. and Carolina First Mortgage Company.

    4.6. Absence of Defaults. Neither CFC nor CFB is in default under, or in violation of any provision of their Articles of Incorporation or Bylaws. Neither CFC nor CFB is in default under, or in violation of, any agreement to which they are a party, the effect of which default or violation would have a material adverse effect on CFC or CFB or their business operations or prospects. Neither CFC nor CFB is in violation of any applicable law, rule or regulation the effect of which would have a material adverse effect on CFC or CFB or their business operations or prospects.

    4.7. Non-Contravention and Defaults; No Liens. Neither the execution or delivery of this Agreement, nor the fulfillment of, or compliance with, the terms and provisions hereof, will (i) result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in a violation of, termination of or acceleration of the performance provided by the terms of, any agreement to which CFC or CFB is a party or by which they may be bound, (ii) violate any provision of any law, rule or regulation, (iii) result in the creation or imposition of any lien, charge, restriction, security interest or encumbrance of any nature whatsoever on any asset of CFC or CFB, or (iv) violate any provisions of CFC's or CFB's Articles of Incorporation or Bylaws. To the best of CFC's and CFB's knowledge, no other party to any material agreement to which CFC or CFB is a party is in default thereunder or in breach of any provision thereof. To the best of CFC's and CFB's knowledge, there exists no condition or event which, after notice or lapse of time or both, would constitute a default by any party to any such agreement.

    4.8. Necessary Approvals. CFC and CFB have obtained all certificates of authority, licenses, permits, franchises, registrations of foreign ownership or other regulatory approvals in every jurisdiction necessary for the continuing conduct of its business and ownership of its assets. Except for those which may be renewed or extended in the ordinary course of business, no such certificate, license, permit, franchise, registration or other approval is about to expire, lapse, has been threatened to be revoked or has otherwise become restricted by their terms which would, upon such expiration, lapse, revocation or restriction, have a material adverse effect on the financial circumstances of CFC or CFB. Further, there is no basis for any such expiration, lapse, revocation, threat of revocation or restriction. Except for (i) any necessary filings with, and approvals and authorizations of the OCC, the FDIC and the State Board, and (ii) the filing with the SEC of the Registration Statement and filings with blue sky authorities, no consent, approval, authorization, registration, or filing with or by any governmental authority, foreign or domestic, is required on the part of CFC or CFB in connection with the execution and delivery of this Agreement or the consummation by CFC and CFB of the transactions contemplated hereby. Except for the agencies and other entities in the preceding sentence, neither CFC nor CFB is required to procure the approval of any person, firm, corporation, or other entity, foreign or domestic, in order to prevent the termination of any right, privilege, license or contract of CFC or CFB as a result of this Agreement.

    4.9.  Financial Statements.   The audited financial statements of
CFC for each of the fiscal years 1991, 1992 and 1993, the unaudited financial statements of CFC at and for the six month period ending June 30, 1994 and the unaudited monthly statements subsequent to June 30, 1994 (the "CFC Financial Statements") all of which have been provided to Midlands, are true, correct and complete in all material respects and present fairly, in conformity with generally accepted accounting principles consistently applied, the financial position of CFC at the dates indicated and the results of its operations for each of the periods indicated, except as otherwise set forth in the notes thereto. The books and records of CFC have been kept, and will be kept to the Closing Date, in reasonable detail, and will fairly and accurately reflect in all material respects to the Closing Date, the transactions of CFC.

    4.10. Tax Returns. CFC files its income tax returns and maintains its tax books and records on the basis of a taxable year ending December
31. CFC has duly filed all tax reports and returns required to be filed by any federal, state or local taxing authorities (including, without limitation, those due in respect of its properties, income, franchises, licenses, sales and payrolls) through the date hereof, and CFC has duly paid all taxes with respect to the periods covered thereby and has established adequate reserves in accordance with generally accepted accounting princi- ples consistently applied for the payment of all income, franchises, property, sales, employment or other taxes anticipated to be payable in respect of the period subsequent to the period ending after the date hereof. CFC is not delinquent in the payment of any taxes, assessments or governmental charges and no deficiencies have been asserted or assessed, which have not been paid or for which adequate reserves have not been established and which are not being contested in good faith. CFC does not have in effect any waiver relating to any statute of limitations for assessment of taxes with respect to any federal, state or local income, property, franchise, sales, license or payroll tax. Except as set forth on Schedule 4.10, CFC does not know, or have reason to know, of any questions which have been raised or which may be raised by any taxing authority relating to taxes or assessments of CFC which, if determined adversely, would result in the assertion of any deficiency.

    4.11. Undisclosed Liabilities. Except for the liabilities which are disclosed in the CFC Financial Statements or as set forth on Schedule 4.11, CFC has no material liabilities or material obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due. Since December 31, 1993, there has been no material adverse change in the business or operations of CFC.

    4.12. Litigation. There are no claims, actions, suits or proceedings pending or threatened against or, to its knowledge, affecting CFC at law or in equity, before or by any Federal, state, municipal, administrative or other court, governmental department, commission, board, or agency, an adverse determination of which could have a material adverse effect on the business or operations of CFC, and CFC knows of no basis for any of the foregoing. There is no order, writ, injunction, or decree of any court, domestic or foreign, or any Federal agency affecting CFC or to which CFC is subject, except for a dividend agreement between CFC and the OTS which regulates the payment of dividends from Carolina First Savings Bank, F.S.B. to CFC.

    4.13. Reports. CFC has duly made all reports and filings required to be made pursuant to applicable law, except for failures to file or reports which would not have a material adverse effect on the business or financial condition of CFC.

    4.14. CFC Information. The written information with respect to CFC, and its officers, directors, and affiliates which shall have been supplied by CFC (or any of its accountants, counsel or other authorized representatives) specifically for use in soliciting approval of the Merger by shareholders of Midlands, or which shall be contained in the Registration Statement, will not, on the date the Proxy Statement is first mailed to shareholders of Midlands or on the date of the Stockholders' Meeting, or in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier communication to Midlands stockholders with respect to the Merger. The Registration Statement will comply as to form with all applicable laws, including the provisions of the Securities Act.

    4.15. Due Diligence. All information provided by CFC in connection with the due diligence investigation by Midlands was, at the time that such information was provided, fair, accurate and complete in all material respects. CFC has not failed to provide or make available to Midlands all material information regarding CFC.


SECTION V.   CONDUCT OF BUSINESS PENDING CLOSING

    5.1. Conduct of Midlands Pending Closing. During the period commencing on the date hereof and continuing until the Closing Date, Midlands covenants and agrees to the following (except to the extent that CFC shall otherwise expressly consent in writing, which consent shall not be unreasonably delayed or withheld); provided, however, that any breach of or inaccuracy in any of the covenants given in this
Section 5.1 must be material in the aggregate with respect to the business of Midlands before such breach shall be actionable or shall constitute grounds for termination or failure to perform under this Agreement.

      (a) Midlands will carry on its business only in the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its business organization, maintain the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it so that its goodwill and going business shall be unimpaired at the Closing Date. Midlands shall not purchase or otherwise acquire or enter into a contract to acquire servicing or subservicing rights without the written consent of CFC, which consent shall not be unreasonably withheld.

      (b) Midlands will not amend its Articles of Incorporation or Bylaws as in effect on the date hereof.

      (c) Midlands will not issue, grant, pledge or sell, or authorize the issuance of, reclassify or redeem, purchase or otherwise acquire, any shares of its capital stock of any class or any securities convertible into shares of any class, or any rights, warrants or options to acquire any such shares (except for employee stock options in the ordinary course in accordance with past practice and only upon prior notice to CFC); nor will it enter into any arrangement or contract with respect to the issuance of any such shares or other convertible securities (except that it may permit the exercise of existing warrants to purchase Midlands Common Stock which are currently exercisable); nor will it declare, set aside or pay any dividends (of any type) or make any other change in its equity capital structure; provided, however, that Midlands shall be permitted to pay in 1995 substantially the same regular cash dividend (on an aggregate and percentage of net income basis) to holders of the Midlands Common Stock as was paid in 1994.

      (d) Midlands will promptly advise CFC orally and in writing of any change in the businesses of Midlands which is or may reasonably be expected to be materially adverse to the business of Midlands.

      (e) Midlands will not take, agree to take, or knowingly permit to be taken any action or do or knowingly permit to be done anything in the conduct of the business of Midlands, or otherwise, which would be contrary to or in breach of any of the terms or provisions of this Agreement, or which would cause any of the representations of Midlands contained herein to be or become untrue in any material respect.

      (f) Midlands will not incur any indebtedness for borrowed money, issue or sell any debt securities, or assume or otherwise become liable, whether directly, contingently or otherwise, for the obligation of any other party, other than in the ordinary course of business.

      (g) Except for expenses attendant to the Merger and current contractual obligations, Midlands will not incur any expense in an amount in excess of $25,000 after the execution of this Agreement without the prior written consent of CFC.

      (h) Midlands will not grant any executive officers any increase in compensation (except in the ordinary course in accordance with past practice and only upon prior notice to CFC), or enter into any employment agreement with any executive officer without the consent of CFC except as may be required under employment or termination agreements in effect on the date hereof which have been previously disclosed to CFC in writing.

      (i) Midlands will not acquire or agree to acquire by merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business or any corporation, partnership, association or other business organization or division thereof.

    5.2. Conduct of CFC Pending Closing. During the period commencing on the date hereof and continuing until the Closing Date, CFC covenants and agrees to the following (except to the extent that Midlands shall otherwise expressly consent in writing, which consent shall not be unreasonably delayed or withheld); provided, however, that any breach of or inaccuracy in any of the covenants given in this Section 5.2 must be material in the aggregate with respect to the business of CFC before such breach shall be actionable or shall constitute grounds for termination or failure to perform under this Agreement.

      (a) CFC shall carry on its business in substantially the same manner as heretofore conducted.

      (b) CFC will not amend its Articles of Incorporation or Bylaws as in effect on the date hereof in any manner that will adversely affect the Midlands stockholders in any material respect.

      (c) Except for the issuance of stock (i) in connection with the Convertible Preferred Stock, (ii) in connection with the items set forth on Schedule 4.4, (iii) in connection with acquisitions (including, but not limited to, the acquisitions listed on Schedule 4.4), or (iv) in the ordinary course in accordance with past practice (such as employee stock grants or options), CFC will not authorize, create or issue any shares of capital stock.

      (d) CFC will promptly advise Midlands orally and in writing of any change in its business which is or may reasonably be expected to be materially adverse to CFC.

      (e) CFC will not take, agree to take, or knowingly permit to be taken any action or do or knowingly permit to be done anything in the conduct of its business or otherwise, which would be contrary to or in breach of any of the terms or provisions of this Agreement, or which would cause any of the representations of CFC contained herein to be or become untrue in any material respect.

SECTION VI.  COVENANTS OF THE PARTIES

    6.1. Access to Properties and Records. Between the date of this Agreement and the Closing Date, the parties will provide to each other and to their respective accountants, counsel and other authorized representatives reasonable access (with due consideration being given to the fact that CFC is a company traded on the Nasdaq National Market, that CFC is acquiring all of Midlands and that Midlands will constitute only a small portion of CFC after the consummation of the transactions herein), during reasonable business hours and upon reasonable notice, to their respective premises, properties, contracts, commitments, books, records and other information and will cause their respective officers to furnish to the other party and its authorized representatives such financial, technical and operating data and other information pertaining to their respective businesses, as the parties shall from time to time reasonably request. Each party will and will cause its employees and agents to hold in strict confidence, unless disclosure is compelled by judicial or administrative process, or in the opinion of its counsel, by other requirements of law, all Confidential Information and will not disclose the same to any person. Confidential Information shall be used only for the purpose of and in connection with consummating the transaction contemplated herein. If this Agreement is terminated, each party hereto will promptly return all documents received by it from each other party containing Confidential Information. The covenants in this
Section 6.1 shall survive the Closing Date forever.

    6.2. Regulatory Filings. The parties hereto will use their respective best efforts and cooperate with each other to obtain promptly all such regulatory approvals and to make such filings as, in the opinion of their respective counsels, may be necessary or advisable in connection with this transaction. CFC shall be responsible for all filings fees required in connection with such approvals or filings.

    6.3. Registration Statement/Proxy Statement. CFC shall file the Registration Statement with the SEC and shall pay the required filing fees. The parties will use their respective best efforts and cooperate with each other to obtain promptly the effectiveness of the Registration Statement. CFC shall also take any reasonable action required to be taken under the blue sky laws in connection with the issuance of CFC Common Stock in the Merger. Midlands shall file the Proxy Statement with the OCC and mail, at its expense, the Proxy Statement to its shareholders.

    6.4. Affiliates' Letters. Midlands shall deliver to CFC a letter identifying all persons who are, at the time the Merger is submitted to a vote of the shareholders of Midlands, "affiliates" of Midlands for purposes of Rule 145 of the General Rules and Regulations under the Securities Act. Midlands shall use its best efforts to cause each person who is identified as an "affiliate" in the letter referred to above to deliver to CFC on or prior to the Effective Time a written agreement, in form reasonably satisfactory to CFC, (a) that such person will not offer to sell, transfer or otherwise dispose of any of the shares of CFC Common Stock issued to such person pursuant to the Merger in such a manner so as to destroy the tax-free status of the Merger or the qualification by the Merger as a pooling of interests transaction, and (b) that such person will not offer to sell, transfer or otherwise dispose of any of the shares of CFC Common Stock issued to such person pursuant to the Merger, except in accordance with the applicable provisions of Rule 145.

    6.5. Listing of CFC Common Stock. CFC shall cause the shares of CFC Common Stock to be issued in the transactions contemplated by this Reorganization Agreement to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time. CFC shall give such notice to Nasdaq as may be required to permit the listing of the CFC Common Stock issued in connection with the Merger.

    6.6. Letters from Accountants. Prior to the date the Registration Statement is declared effective and prior to the Effective Time, Midlands will deliver to CFC letters from Donald G. Jones and Company, P.A. addressed to CFC and dated not more than two business days before the date on which such Registration Statement shall have become effective and not more than two business days prior to the Effective Time, respectively, in form and substance satisfactory to CFC, and CFC will deliver to Midlands letters from Elliott Davis & Co., addressed to Midlands and dated not more than two business days before the Registration Statement shall have become effective and not more than two business days prior to the Effective Time, respectively, in form and substance satisfactory to Midlands, in each case with respect to the financial condition of the other party and such other matters as are customary in accountants' comfort letters.

    6.7. Tax Treatment/Accounting Treatment. Midlands and CFC shall each take such acts within their power as may be reasonably necessary to cause the Merger to qualify (i) as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) as a "pooling of interests" under general accepted accounting practices, except to the extent such performance or failure would be prohibited by law. Such reasonable acts shall include, without limitation, the abstention from resales of CFC Common Stock received in connection herewith.

    6.8. Expenses. The parties shall pay their own fees and expenses (including legal and accounting fees) incurred in connection with this transaction.

    6.9. Material Events. At all times prior to the Closing Date, each party shall promptly notify the other in writing of the occurrence of any event which will or may result in the failure to satisfy the conditions specified in Section VI or Section VII of this Agreement.

    6.10. Public Announcements. At all times until after the Closing Date, neither Midlands nor CFC shall issue or permit any of its respective subsidiaries, affiliates, officers, directors or employees to issue any press release or other information to the press with respect to this Agreement, without the express prior consent of the other party, except as may be required by law or the policies of NASDAQ.

    6.11. Employment Contracts. At Closing, CFC shall enter into employment contracts with David W. Bowers and E. Monte Bowers, which contracts shall be substantially in the form of those contracts attached hereto as Appendix B.


SECTION VII.   CONDITIONS TO CFC'S OBLIGATION TO CLOSE

    The obligation of CFC and CFB to consummate the transactions contemplated in this Agreement is subject to the satisfaction of the following conditions at or before the Closing Date:

    7.1. Performance of Acts and Representations by Midlands. Each of the acts and undertakings of Midlands to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly authorized and duly performed, and each of the representations and warranties of Midlands set forth in this Agreement shall be true on the Closing Date, except as to transactions contemplated by this Agreement.

    7.2. Opinion of Counsel for Midlands. Midlands shall have furnished CFC with an opinion of its counsel, dated as of the Closing Date, and in form and substance reasonably satisfactory to CFC and its counsel, to the effect that: (i) Midlands is duly organized, validly existing and in good standing under the laws of the United States of America; (ii) the consummation of the transactions contemplated by this Agreement will not (A) violate any provision of Midlands's Articles of Incorporation or Bylaws, (B) violate any provision of, result in the termination of, or result in the acceleration of any obligation under, any mortgage, lien, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment or decree known to counsel to which Midlands is a party, or by which it is bound, except as such would not, in the aggregate, have a material adverse effect on the business or financial condition of Midlands, or (C) violate or conflict with any other restriction of any kind or character of which such counsel has knowledge and to which Midlands is subject; (iii) all of the shares of Midlands Common Stock are validly authorized and issued, fully paid and, except as provided in 12 U.S.C.A. (section mark)55, non-assessable; (iv) Midlands has the legal right and power, and all authorizations and approvals required by law, to enter into this Agreement, and to consummate the transactions contemplated herein; (v) Midlands has full corporate power and authority to enter into this Agreement, and this Agreement has been duly authorized, executed and delivered by Midlands and constitutes a valid and legally binding obligation of Midlands enforceable against Midlands in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws now or hereafter in effect relating to creditors' rights or debtors' obligations generally; (vi) to the best knowledge of such counsel, no material suit or proceeding is pending or threatened against Midlands or other parties which would have a material adverse effect on Midlands's business or properties or its abilities to make the representations and warranties and perform the obligations set forth herein.

    7.3. Conduct of Business. The business of Midlands shall have been conducted in the usual and customary manner, and there shall have been no material casualty or material adverse change in the business or financial condition of Midlands from the date hereof through the Closing Date.

    7.4. Consents. All permits, orders, consents, or other authorizations necessary, in the reasonable opinion of counsel for CFC, to the consummation of the transactions contemplated hereby shall have been obtained, and no governmental agency or department or judicial authority shall have issued any order, writ, injunction or decree prohibiting the consummation of the transactions contemplated hereby. Approvals of all applicable regulatory agencies shall have been obtained without the imposition of any condition or requirements that, in the reasonable judgment of CFC, renders the consummation of this transaction unduly burdensome.

    7.5. Certificate. CFC shall have been furnished with such certificates of officers of Midlands and/or such certificates of Midlands stockholders, in form and substance reasonably satisfactory to CFC, dated as of the Closing Date, certifying to such matters as CFC may reasonably request, including but not limited to the fulfillment of the conditions specified in this Section VII.

    7.6. Limit on Dissent. The holders of 10% or more of the Midlands Common Stock outstanding at the time of the Stockholders' Meeting shall not have dissented to the Merger by demanding payment for fair value of their shares in the manner provided by 12 U.S.C.A. (section mark)214a.

    7.7. Pooling of Interests. CFC shall have received reasonable assurance from Elliott, Davis & Co. that the Merger will qualify for pooling of interests accounting treatment under general accepted accounting practices.

    7.8. Affiliates' Letters. CFC shall have received letters from all affiliates of Midlands as contemplated in Section 6.4 hereof.

    7.9. Due Diligence. CFC shall have completed a due diligence investigation of Midlands by a date not later than two weeks from the date hereof, the results of which shall be reasonably satisfactory to CFC.


SECTION VIII. CONDITIONS TO THE OBLIGATION OF MIDLANDS TO CLOSE

    The obligation of Midlands to consummate the transactions contemplated in this Agreement is subject to the satisfaction of the following conditions at or before the Closing Date:

    8.1. Performance of Acts and Representations by CFC and CFB. Each of the acts and undertakings of CFC and CFB to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly authorized and duly performed, and each of the representations and warranties of CFC and CFB set forth in this Agreement shall be true on the Closing Date, except as to transactions contemplated by this Agreement.

    8.2. Opinion of Counsel for CFC. CFC shall have furnished Midlands with an opinion of its counsel, dated as of the Closing Date, and in form and substance reasonably satisfactory to Midlands and its counsel, to the effect that: (i) CFC and CFB are duly organized, validly existing and in good standing under the laws of the State of South Carolina; (ii) the consummation of the transactions contemplated by this Agreement will not (A) violate any provision of CFC's or CFB's Articles of Incorporation or Bylaws, (B) violate any provision of, result in the termination of, or result in the acceleration of any obligation under, any mortgage, lien, lease, franchise, license, permit, agreement, instrument, order, arbitration award, judgment or decree known to counsel to which CFC or CFB is a party, or by which it is bound, except as such would not, in the aggregate, have a material adverse effect on the business or financial condition of CFC, or (C) violate or conflict with any other restriction of any kind or character of which such counsel has knowledge and to which CFC or CFB is subject; (iii) all of the shares of CFC Common Stock to be issued in connection with the Merger will be, when issued, validly authorized and issued, fully paid and non-assessable; (iv) CFC and CFB have the legal right and power, and all authorizations and approvals required by law, to enter into this Agreement, and to consummate the transactions contemplated herein; (v) CFC and CFB have full corporate power and authority to enter into this Agreement, and this Agreement has been duly authorized, executed and delivered by CFC and CFB and constitutes a valid and legally binding obligation of CFC and CFB enforceable against CFC and CFB in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws now or hereafter in effect relating to creditors' rights or debtors' obligations generally; (vi) to the best knowledge of such counsel, no material suit or proceeding is pending or threatened against CFC or other parties which would have a material adverse effect on CFC's business or properties or its abilities to make the representations and warranties and perform the obligations set forth herein.

    8.3. Conduct of Business. There shall have been no material casualty or material adverse change in the business or financial condition of CFC from the date hereof through the Closing Date.

    8.4. Consents. All permits, orders, consents, or other authorizations necessary, in the reasonable opinion of counsel for Midlands, to the consummation of the transactions contemplated hereby shall have been obtained, and no governmental agency or department or judicial authority shall have issued any order, writ, injunction or decree prohibiting the consummation of the transactions contemplated hereby. Approvals of all applicable regulatory agencies shall have been obtained without the imposition of any condition or requirements that, in the reasonable judgment of Midlands, renders the consummation of this transaction unduly burdensome.

    8.5. Certificate. Midlands shall have been furnished with such certificates of officers of CFC, in form and substance reasonably satisfactory to Midlands, dated as of the Closing Date, certifying to such matters as Midlands may reasonably request, including but not limited to the fulfillment of the conditions specified in this Section VIII.

    8.6. Tax Opinion. Midlands shall have received from Wyche, Burgess, Freeman & Parham, P.A. a tax opinion, reasonably satisfactory to Midlands, opining, subject to reasonable qualifications, that the Merger shall, upon compliance with reasonable conditions, qualify as a tax-free reorganization under Section 368(a) of the Code.

    8.7. Fairness Opinion. The Board of Directors of Midlands shall have received a fairness opinion from a reputable investment banking firm, which opinion is reasonably acceptable to Midlands.

    8.8. Stockholder Approvals. The Stockholder Approvals shall have been obtained.


SECTION IX.   TERMINATIONS

    9.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

      (a)   by mutual consent of the parties;

      (b) by either CFC or Midlands, at that party's option, if a permanent injunction or other order (including any order denying any required regulatory consent or approval) shall have been issued by any Federal or state court of competent jurisdiction in the United States or by any United States Federal or state governmental or regulatory body, which order prevents the consummation of the transactions contemplated herein;

      (c) by either CFC or Midlands if the other party has failed to comply with the agreements or fulfill the conditions contained herein, provided, however, that any such failure of compliance or fulfillment must be material to the consolidated businesses of either CFC or Midlands and the breaching must be given notice of the failure to comply and a reasonable period of time to cure; or

      (d)   by either CFC or Midlands as set forth in Section 2.2 hereof.

    9.2. Effect of Termination. In the event of termination of this Agreement by either CFC or Midlands as provided above, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of CFC or Midlands, or their respective officers or directors, except for intentional breach; provided, however, that in the event this Agreement is terminated, (i) any agreements between the two parties as to confidential information and (ii) the grant of the option to purchase 65,000 shares of Midlands common stock as set forth in that certain Letter of Intent between CFC and Midlands dated September 21, 1994, shall survive such termination.


SECTION X.   INDEMNIFICATION

    10.1. Information for Application and Statements. Each of CFC and Midlands represents and warrants that all information concerning it which is or will be included in any statement and application made to any governmental agency (including the Registration Statement) in connection with the transactions contemplated by the Agreement shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Each of CFC and Midlands so representing and warranting will indemnify and hold harmless the other, each of its directors and officers, who controls the other within the meaning of the Securities Act, from and against any and all losses, claims, damages, expenses or liabilities to which any of them may become subject under applicable laws and rules and regulations thereunder and will reimburse them for any legal or other expenses reasonably incurred by them in connection with investigating or defending any actions whether or not resulting in liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of are based upon any untrue statement or alleged untrue statement of a material fact contained in any such application or statement or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statements therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing by the representing and warranting party expressly for use therein. Each of CFC and Midlands agrees, at any time upon the request of the other, to furnish to the other a written letter or statement confirming the accuracy of the information contained in any proxy statement, registration statement, report or other application or statement, or in any draft of any such document, and confirming that the information contained in such document or draft was furnished expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or draft or indicating the information not furnished expressly for use therein. The indemnity agreement contained in this Section X shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the other party.

    10.2. Indemnification of Directors and Officers. CFC shall ensure that all rights to indemnification and limitations of liability existing in favor of officers and directors of Midlands as provided in the charter documents and bylaws of Midlands arising from facts or events existing or occurring prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect for a period of not less than three years.


SECTION XI.   MISCELLANEOUS

    11.1. Survival of Representations and Warranties. Except with respect to confidentiality provisions contained herein, the representations, warranties and covenants contained in this Agreement or in any other documents delivered pursuant hereto, shall not survive the Closing of the transactions contemplated hereby. Notwithstanding any investigation made by or on behalf of the parties, whether before or after Closing Date, the parties shall be entitled to rely upon the representations and warranties given or made by the other party(ies) herein.

    11.2. Entire Agreement. This Agreement, including any schedules, exhibits, lists and other documents referred to herein which form a part hereof, contains the entire agreement of the parties with respect to the subject matter contained herein and there are no agreements, warranties, covenants or undertakings other than those expressly set forth herein.

    11.3. Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that the Agreement shall not be assigned by either of the parties hereto without the prior written consent of the other party hereto.

    11.4. Notices. Any notice given hereunder shall be in writing and shall be deemed delivered and received upon reasonable proof of receipt. Unless written designation of a different address is filed with each of the other parties hereto, notice shall be transmitted to the following addresses:


    For CFC:       William S. Hummers III
                   Carolina First Corporation
                   102 South Main Street
                   Greenville, South Carolina  29601
    Copies to:     William P. Crawford, Jr.
                   Wyche, Burgess, Freeman & Parham, P.A.
                   Post Office Box 728
                   Greenville, South Carolina  29602
    For Midlands:  David W. Bowers
                   Midlands National Bank
                   Post Office Box 248
                   Prosperity, South Carolina  29127
    Copy to:       Robert C. Schwartz
                   Smith Gambrell & Russell
                   3343 Peachtree Road N.E., Suite 1800
                   Atlanta, Georgia  30326

    11.5. Counterparts. This Agreement may be executed in one or more Counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

    11.6. Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

    11.7. Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina.

    11.8. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

    11.9. Waiver. Any term, provision or condition of this Agreement (other than the required by law) may be waived in writing at any time by the party which is entitled to the benefits thereof.

    IN WITNESS WHEREOF, this Agreement has been duly entered as of the date first written above.



Witnesses                      CAROLINA FIRST CORPORATION
_________________________      By:  /s/ William S. Hummers III
_________________________           William S. Hummers III, Executive Vice President

Witnesses                      CAROLINA FIRST BANK
_________________________      By:  /s/ Mack I. Whittle, Jr.
_________________________           Mack I. Whittle, Chairman

                               MIDLANDS NATIONAL BANK
_________________________      By:  /s/ David W. Bowers
_________________________           David W. Bowers, President and Chief Executive Officer


                              APPENDIX A

PLAN OF MERGER OF MIDLANDS NATIONAL BANK WITH AND INTO CAROLINA FIRST BANK. Pursuant to this Plan of Merger (this "Plan of Merger"), Midlands National Bank ("Midlands"), a national banking association existing under the laws of the United States of America, shall be acquired by Carolina First Corporation ("CFC"), a corporation existing under the laws of the State of South Carolina, by the merger of Midlands with and into Carolina First Bank ("CFB"), a banking corporation existing under the laws of the State of South Carolina and a wholly-owned subsidiary of CFC.


                               ARTICLE I.  DEFINITIONS

    The capitalized terms set forth below shall have the following meanings:

    1.1. "Articles of Merger" shall mean the Articles of Merger to be executed by CFC, CFB and Midlands and in form appropriate for filing with the Secretary of State of South Carolina and relating to the effective consummation of the Merger as contemplated by the Plan of Merger.

    1.2. "CFC Common Stock" shall mean the common stock, par value $1.00 per share, of CFC.

    1.3. "Conversion Ratio" shall mean the number of shares of CFC Common Stock issuable in exchange for one share of Midlands Common Stock, as calculated pursuant to Section 3.1 hereof.

    1.4. "Dissenting Stockholder" shall mean the holder of shares of Midlands Common Stock who has made a timely demand for payment of the fair value of his or her shares by the effective exercise of dissenters' rights in the manner provided in 12 U.S.C.A. (section mark)214a.

    1.5. "Effective Time" shall mean the date and time which the Merger becomes effective as more particularly set forth in Section 2.2 hereof.

    1.6. "Merger" shall mean the merger of Midlands with and into CFB as more particularly set forth herein and in the Reorganization
Agreement.

    1.7. "Fair Market Value" shall mean, with respect to the CFC Common Stock for a particular day in question, the average of the high and low sale prices as quoted on the Nasdaq National Market for that particular day and the immediately preceding four business days.

    1.8.  "OCC" shall mean the Office of Comptroller of the Currency.

    1.9. "Reorganization Agreement" shall mean the Agreement and Plan of Reorganization between CFC, CFB and Midlands, to which this Plan of Merger is attached as Appendix A.

    1.10. "Stockholder Approvals" shall mean, as the context may require, the written consent (duly authorized) of CFC to the merger of Midlands with and into CFB and the approval by the requisite vote of the stockholders of Midlands at the Stockholders' Meeting of the merger of Midlands with and into CFB, all in accordance with the Reorganization Agreement and this Plan of Merger.

    1.11. "Stockholders' Meeting" shall mean the meeting of the stockholders of Midlands at which the Merger shall be voted upon.

    1.12. "Surviving Corporation" shall mean CFB after consummation of the Merger.


                        ARTICLE II.  THE MERGER

    2.1. Merger. Subject to the terms and conditions set forth in the Reorganization Agreement, unless effectively waived as provided therein, and in accordance with all applicable laws, regulations and regulatory requirements, at the Effective Time, Midlands shall be merged with and into CFB. CFB shall be the Surviving Corporation of the Merger and shall continue to be governed by the laws of the State of South Carolina.

    2.2. Effective Time. The Merger shall become effective on the date and at the time specified in the Articles of Merger, and in the form to be filed with the Secretary of State of the State of South Carolina as applicable.

    2.3. Capitalization The number of authorized shares of capital stock of the Surviving Corporation shall be the same as immediately prior to the Merger.

    2.4. Charter. The charter of CFB as in effect at the Effective Time shall be and remain the charter of the Surviving Corporation.

    2.5. Bylaws. The Bylaws of CFB, as in effect at the Effective Time, shall continue in full force and effect as the bylaws of the Surviving Corporation until otherwise amended as provided by law or by such bylaws.

    2.6. Properties and Liabilities of Midlands and CFB. At the Effective Time, the separate existence and corporate organization of Midlands shall cease, and CFB shall thereupon and thereafter, to the extent consistent with its charter and the changes, if any, provided by the Merger, possess all the rights, privileges, immunities, liabilities and franchises, of a public as well as a private nature, of Midlands without further act or deed.


               ARTICLE III.  MANNER OF CONVERTING SHARES

    3.1.    Midlands Common Stock.   Each share of Midlands Common Stock
issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be exchanged for and converted into such number of shares of CFC Common Stock as shall be equal to the quotient (rounded to the nearest 1/100th of a share) resulting from the division of (i) 225% of the September 30, 1994 tangible book value per share of Midlands Common Stock by (ii) the Fair Market Value per share of the CFC Common Stock on September 30, 1994.

    3.2. CFB Common Stock. None of the shares of CFB shall be converted in the Merger and the capitalization of CFB after the Merger shall remain unchanged.

    3.3. Treasury Shares. Any and all shares of Midlands Common Stock held as treasury shares by Midlands shall be cancelled and retired at the Effective Time, and no consideration shall be issued or given in exchange therefor.

    3.4. Fractional Shares. No fractional shares of CFC Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Section 3.1 hereof, cash will be paid to the holders of the Midlands Common Stock in respect of any fractional share that would otherwise be issuable based on the Fair Market Value of the CFC Common Stock on the last trading day immediately preceding the Effective Time.


          ARTICLE IV.  EXCHANGE OF COMMON STOCK CERTIFICATES

    4.1. Issuance of CFC Certificates; Cash for Fractional Shares. After the Effective Time, each holder of shares of Midlands Common Stock issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to CFC or its transfer agent, and shall promptly upon surrender receive in exchange therefor the consideration provided in Section 3.1 of this Plan of Merger. The certificate or certificates of Midlands Common Stock so surrendered shall be duly endorsed as CFC or its transfer agent may require. To the extent required by Section 3.4 of this Plan of Merger, each holder of shares of Midlands Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of CFC Common Stock to which such holder might be entitled.

    4.2. Authorized Withholdings. CFC shall not be obligated to deliver the consideration to which any former holder of Midlands Common Stock is entitled as a result of the Merger until such holder surrenders his or her certificate or certificates representing the shares of Midlands Common Stock for exchange as provided in this Article IV, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be reasonably required in each case by CFC or Midlands. In addition, no dividend or other distribution payable to the holders of record of CFC Common Stock as of any time subsequent to the Effective Time shall be paid to the holder of any certificate representing shares of Midlands Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 above. However, upon surrender of the Midlands Common Stock certificate both the CFC Common Stock certificate, together with all such withheld dividends or other distributions and any withheld cash payments in respect of fractional share interest, but without any obligation for payment of interest by such withholding, shall be delivered and paid with respect to each share represented by such certificate.

    4.3. Limited Rights of Former Midlands Stockholders. After the Effective Time, each outstanding certificate representing shares of Midlands Common Stock prior to the Effective Time shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former stockholder of Midlands Common Stock may be entitled) to evidence only the right of the holder thereof to surrender such certificate and receive the requisite number of shares of CFC Common Stock in exchange therefor as provided in this Plan of Merger.


                       ARTICLE V.  STOCK OPTIONS

    5.1. Options. At the Effective Time, all outstanding obligations, commitments, options, warrants or other securities set forth on Schedule 3.4 of the Reorganization Agreement which are exercisable for or convertible into, or which require the issuance of, shares of any class of capital stock of Midlands, shall, after the Effective Date, represent only the right to receive shares of CFC

Common Stock as shall be equal to the quotient (rounded to the nearest 1/100th of a share) resulting from the division of (i) 225% of the September 30, 1994 tangible book value per share of Midlands Common Stock by (ii) the Fair Market Value per share of the CFC Common Stock on September 30, 1994.


                      ARTICLE VI.  MISCELLANEOUS

    6.1. Conditions Precedent. Consummation of the Merger is conditioned upon receipt of the Stockholder Approvals. In addition, consummation of the Merger is conditioned upon the fulfillment of the conditions precedent set forth in Section VII and Section VIII of the Reorganization Agreement, subject to waiver of any such conditions, if appropriate, as provided thereunder.

    6.2. Rights of Dissenting Stockholders. If any stockholder of Midlands shall have filed with Midlands, prior to or at the meeting of stockholders of Midlands at which the Merger is submitted to a vote, written notice that he or she objects to the Merger as provided in 12 U.S.C.A. (section mark)214a, CFC, upon written notice from Midlands as to the identity of each such Dissenting Stockholder and of the number of shares of Midlands Common Stock held by such Dissenting Stockholder, shall not include in the certificate or certificates for the CFC Common Stock to be issued pursuant to Section 3.1, the number of shares of CFC Common Stock to which any such Dissenting Stockholder would have been entitled under said Section. Each Dissenting Stockholder who, pursuant to 12 U.S.C.A. (section mark)214a, becomes entitled to payment of the fair value of his or her Midlands Common Stock shall receive payment therefor from CFC (but only after such value shall have been agreed upon or as finally determined as provided in 12 U.S.C.A (section mark)214a). In the event that CFC shall become obligated after the Effective Time to deliver shares of CFC Common Stock to any Dissenting Stockholder who shall have failed to perfect, or shall have effectively lost or abandoned, his or her right to appraisal of or payment for his or her shares of Midlands Common Stock, CFC shall issue and deliver for the benefit of such Dissenting Stockholder a certificate representing the shares of CFC Common Stock to which he or she is then entitled.

    6.3. Termination. This Plan of Merger may be terminated at any time prior to the Effective Time as provided in Section IX of the Reorganization Agreement.

    6.4. Amendments. To the extent permitted by law, this Plan of Merger may be amended by a subsequent writing signed by all of the parties hereto upon the approval of the board of directors of each of the parties hereto; provided, however, that this Plan of Merger may not be amended after the Stockholders' Meeting except in accordance with applicable law.

    Dated as of this _____ day of _____________, 1995.


Appendix B and Schedules

Carolina First Corporation hereby undertakes to provide Appendix B and any Schedules to the Commission promptly upon request.

APPENDIX B

                                       DISSENTERS' RIGHTS

(section mark) 214a. Procedure for conversion, merger, or consolidation; vote of stockholders

    A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a) Approval of board of directors; publication of notice of stockholders meeting; waiver of publication; notice by registered or certified mail

         The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders' meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b)      Rights of dissenting stockholders

     A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen.
The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

                                       APPENDIX C
                       Opinion of Hatcher/Johnson Valuation, Inc.


March 3, 1995

Board of Directors
Midlands National Bank
P.O. Box 248
Prosperity, South Carolina 29127

Gentlemen:

Hatcher/Johnson Valuation, Inc., Roswell, Georgia, ("HJV") has been asked to render an opinion as to the fairness from a financial point of view of the consideration to be received by the shareholders of Midlands National Bank (the "Bank") in connection with the proposed merger of the Bank with Carolina First Bank ("CFB"). a subsidiary of Carolina First Corporation, Greenville, South Carolina ("CFC"), pursuant to the Reorganization Agreement and Plan of Merger (the "Merger Agreement") dated as of November 14, 1994, by and among the Bank, CFB, and CFC (the "Transaction"). The Merger Agreement calls for each of the 354,526 outstanding shares of Common Stock, par value $5 per share (the "Shares") to be converted into the right to receive shares of CSBI Common Stock based on the following exchange ratio: 225 percent of the September 30, 1994 tangible book value per share of the Share divided by the Fair Market Value per share of the CFC Common Stocks on September 30, 1994.

HJV is an appraisal firm that specializes in the valuation of closely-held corporations and provides fairness opinions as part of its practice. Because of its prior experience in the appraisal of Southeastern Banks involved in mergers, it has developed an expertise in fairness opinions related to the securities of Southeastern financial institutions. HJV has been retained by the Bank for the purpose of rendering a fairness opinion for which fixed compensation will be received.

In performing its analysis, HJV relied upon and assumed without independent verification, the accuracy and completeness of all information provided to it. HJV has not performed any independent appraisal or evaluation of the assets of the Bank or of CFC or any of its subsidiaries. As such, HJV docs not express an opinion as to the Fair Market Value of the Bank. The opinion of financial fairness expressed herein is necessarily based on market, economic and other relevant considerations as they exist and can be evaluated as of February 27, 1995.

In arriving at its opinion, HJV reviewed and analyzed audited and unaudited financial information regarding the Bank, CFB, CFC, the Transaction, the Merger Agreement, regulatory applications, national, state and local peer group information as well as publicly available information on actual comparable transactions.

At December 31, 1994, the Bank reported total assets of $42.6 million and total stockholders' equity of $4.0 million. Net income for the year was reported at $435 thousand.

The exchange ratio defined in the Merger Agreement is calculated to equal approximately 1.65 shares of CFC received for 1 Share. At September 30, 1994, with a CFC market price of $15.50 per share, the value to be received by the shareholders of the Bank would have been $25.58 per share. At December 31,

Midlands National Bank
March 3, 1995
Page 2

1994, with a CFC market price of $14.00 per share, the value to be received by the shareholders of the Bank would have been $23.10 per share. As of the date of this letter, with a CFC market price of $15.00 per share, the value to be received by the shareholders of the Bank would have been $24.75 per share. Since September 30, 1994, the CFC closing market price per share has been as low as $13.63 per share. Based on this low market price the value to be received by the shareholders of the Bank would have been $22.49 per share. HJV considered each of these value calculations in performing its analysis and determining the purchase premium.

HJV has compared the purchase premiums with premiums paid in 17 individually comparable 100% common stock transactions announced between January 1, 1994 and December 31, 1994, within the Southeastern United States, (either closed or still pending). HJV also reviewed the aggregate of all first half, 1994 transactions that included selling institutions with total assets less than $50 million, selling institutions that were located in a Rural market, selling institutions that reported returns on average assets of between 1.00 percent and 1.50 percent and those first half, 1994 transactions listed as l00 percent common stock transactions, presented both nationally and regionally (the "Comparables"). The purchase premiums in this transaction rank within the range of purchase premiums paid in the Comparables.

A separate investment and cash flow analysis was performed. This analysis was used to determine what price an individual would be willing to pay for a share of Bank Common Stock given a required rate of return during the investment period. For this analysis, it was assumed that the investor would own the shares for a ten year period with a required annual return ranging from 12.00 percent to 14.00 percent. Based on these assumptions and this analysis, it was determined that the price an individual would be willing to pay for shares of Bank Common Stock would range from $10.78 per share to $12.57 per share. This analysis does not include a control premium nor does it indicate the acquisition value.

Therefore, in consideration of the above, it is the opinion of HJV that, based on the structure of the Transaction and the analyses that have been performed, the consideration to be received by the shareholders of the Bank is fair from a financial point of view.

Sincerely,

Hatcher/Johnson Valuation, Inc.

APPENDIX D



                             Condensed Summary of Earnings
                                  Carolina First Bank
                                      (unaudited)




                                                                 Years ended December 31,
                                                                  (dollars in thousands)

                                                    1991             1992             1993             1994

Interest income  . . . . . . . . . . . . . .   $  23,646         $ 24,495          $36,713        $  55,594
Interest expense . . . . . . . . . . . . . .      14,647           11,953           15,688           22,451
  Net interest income. . . . . . . . . . . .       8,999           12,542           21,025           33,143

Provision for loan losses. . . . . . . . . .       1,108            1,309              809              850


  Net interest income after provision
     for loan losses. . . . . . . . . . . .        7,891           11,233           20,216           32,293

Noninterest income. . . . . . . . . . . . .        2,228            3,361            5,394            5,416
Noninterest expenses. . . . . . . . . . . .        8,530           11,864           20,028           41,584

  Income before income taxes  . . . . . . .        1,589            2,730            5,582          (3,875)

Income taxes  . . . . . . . . . . . . . . .          284              819            1,709          (1,239)

  Net income. . . . . . . . . . . . . . . .    $   1,305        $   1,911        $   3,873      $   (2,636)


                               Condensed Balance Sheet
                                 Carolina First Bank
                                     (unaudited)


                                                         December 31,
                                                    (dollars in thousands)

                                                  1993                 1994
Assets:
  Cash and due from banks. . . . . . . . . .   $ 28,844              $49,048
  Federal funds sold . . . . . . . . . . . .     51,641                1,000
  Investment securities. . . . . . . . . . .     96,200               90,192
  Loans. . . . . . . . . . . . . . . . . . .    425,953              647,696
    Less unearned income . . . . . . . . . .     (2,161)                (819)
    Less allowance for loan losses . . . . .     (4,466)              (3,849)
      Net loans. . . . . . . . . . . . . . .    419,326              643,028
  Premises and equipment . . . . . . . . . .     18,263               24,583
  Other assets . . . . . . . . . . . . . . .     23,745               30,104
Total assets . . . . . . . . . . . . . . . .$   634,019           $  837,955

Liabilities and stockholders' equity:
  Liabilities
    Deposits
      Noninterest-bearing. . . . . . . . . . $   55,111           $   91,618
      Interest bearing . . . . . . . . . . .    513,352              617,425
        Total deposits . . . . . . . . . . .    568,463              709,043
    Borrowed deposits. . . . . . . . . . . .     10,394               66,886
    Other liabilities. . . . . . . . . . . .      9,332                6,788
      Total Liabilities. . . . . . . . . . .    588,189              782,717

Total stockholders' equity . . . . . . . . .     45,830               55,238

Total liabilities and stockholders' equity.  $  634,019           $  837,955

                              PART-II
          INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item  20:  Indemnification of Directors and Officers

 Reference  is  made to Chapter 8, Article 5 of Title 33 of the
1976 Code of Laws of South Carolina, as amended, which provides for indemnification of officers and directors of South Carolina corporations in certain instances in connection with legal proceedings involving any such persons because of being or having been an officer or director. Carolina First Corporation's Bylaws provide (i) that the Corporation shall indemnify any individual made a party to a proceeding because he is or was a Director of the Corporation against liability incurred in the proceeding to the fullest extent permitted by law, and (ii) that the Corporation shall pay for or reimburse the reasonable expenses incurred by a Director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law. Carolina First Corporation has entered into indemnification agreements with each of its Directors, which generally makes the above-referenced Bylaws provisions the basis of a contract between Carolina First Corporation and each director.

 Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an
o f f icer or director. Carolina First Corporation maintains directors' and officers' liability insurance.

 Reference is made to Chapter 2 of Title 33 of the South Carolina Corporations Law respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to Carolina First Corporation's Articles of Amendment filed with the South Carolina Secretary of State on April 18, 1989 which state: "A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law, (iii) imposed under Section 33-8-330 of the South Carolina Corporations Law (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit."


Item  21:  Exhibits and Financial Statement Schedules

 (a)  Listing of Exhibits:

Exhibit



 2.1 -- Reorganization Agreement dated as of November 14, 1994 between and among Carolina First Corporation, Carolina First Bank and Midlands: Included as Appendix A to this filing.

 3.1  --  Articles  of Incorporation. Incorporated by reference to
          Exhibit 3.1 of Carolina First Corporation's Registration Statement on Form S-4, Commission File No.57389

 3.2 -- Bylaws: Incorporated by reference to Exhibit 4.2 of Carolina First Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.


 4.1 -- Specimen CFC common stock certificate: Incorporated by reference to Exhibit 4.1 of Carolina First Corporation's Registration Statement on Form S-1, Commission File No. 33-7470.

 4.2 -- Specimen Noncumulative Convertible Preferred Stock Series 1993 certificate: Incorporated by reference to Exhibit 4.3
          from   Carolina First   Corporation's Registration  Statement
          on Form S-2, Commission File No. 33-57110.

 4.3  --  Specimen  Convertible  Preferred  Stock  Series  1993B
           certificate:    Incorporated by reference to Exhibit 4.3 from
           Carolina First Corporation's Registration Statement on Form S-2, Commission File No. 33-75458.

 4.4 -- Specimen Noncumulative Convertible Preferred Stock Series 1994 certificate: Incorporated by reference to Exhibit
          4.12   from   Carolina   First   Corporation's Registration
          Statement on Form S-2, Commission File No. 33-75458.

 4.5  --  Articles of Incorporation: Included as Exhibit 3.1.

 4.6  --  Bylaws: Included as Exhibit 3.2.

 4.7  --  Series  1993 Preferred Stock Dividend Reinvestment Plan:
          Incorporated by reference to the Prospectus in Carolina First Corporation's Registration Statement on Form S-3, Commission File No. 33-72868.

 4.8 -- Common Stock Dividend Reinvestment Plan: Incorporated by reference to the Prospectus in Carolina First C o rporation's Registration Statement on Form S-3,
          Commission File No. 33-73280.

 4.9  --  Series  1994 Preferred Stock Dividend Reinvestment Plan:
          Incorporated by reference to the Prospectus in Carolina First Corporation's Registration Statement on Form S-3, Commission File No. 33-79774.

 4.10 --  Shareholders'  Rights  Agreement:    Incorporated  by
          reference to Exhibit 2 of Carolina First Corporation's Current Report on Form 8-K dated November 9, 1993, Commission File No. 0-15083.

 5.1 -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of Carolina First
          Corporation.

 8.1 -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding federal income tax matters.

10.1 -- Carolina First Restricted Stock Plan: Incorporated by reference to Exhibit 99.1 from the Company's Registration Statement on Form S-8, Commission File No. 33-82670.

10.2  --  Carolina First Corporation Employee Stock Ownership Plan:
          Incorporated by reference to Exhibit 10.2 of Carolina First Corporation's Annual Report on Form 10-K for the year ended December 31, 1991, Commission File No. 0-15083.

10.3 -- Carolina First Corporation Amended and Restate Stock Option Plan: Incorporated by reference to Exhibit 99.1 from the Company's Registration Statement on Form S-8,
          Commission File No. 33-80822.

10.4  --  Carolina  First  Corporation  Salary  Reduction  Plan:
          Incorporated by reference to Exhibit 28.1 of Carolina First Corporation's Registration Statement on Form S-8, Commission File No. 33-25424.

10.5 -- Noncompetition and Severance Agreement dated November 9, 1993, between Carolina First Corporation and Mack I. Whittle, Jr.: Incorporated by reference to Exhibit 10.1 of Carolina First Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.

10.6 -- Noncompetition and Severance Agreement dated November 9, 1993, between Carolina First Corporation and William S. Hummers III: Incorporated by reference to Exhibit 10.2 of Carolina First Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.

10.7 -- Noncompetition and Severance Agreement dated November 9, 1993, between Carolina First Corporation and James W. Terry,
          Jr.: Incorporated by reference to Exhibit 10.3 of Carolina First Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.

10.8  --  Short-Term Performance Plan: Incorporated by reference to
          Exhibit 10.3 of Carolina First Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, Commission File No. 0-15083.

10.9  --  Carolina   First   Corporation   Long-Term   Management
          Performance Plan. Incorporated by reference to Exhibit 10.11 of the Company's Form 10-K for the year ended December 31, 1994.



10.10  -- Employee  Stock  Purchase  Plan:    Incorporated by reference
          to Exhibit 99.1 from the Company's Registration Statement on Form S-8, Commission File No. 33-79668.

10.11 --  Directors  Stock Option Plan:  Incorporated by reference to
          Exhibit 99.1 from the Company's Registration Statement on Form S-8, Commission File No. 33-82668.

10.12 -- Capital Maintenance Commitment and Guaranty between Carolina First Corporation, Carolina First Bank and the Federal Deposit Insurance Corporation. Incorporated by reference to Exhibit 10.16 of Carolina First Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, Commission File No. 0-15083.

10.14 -- Pooling and Servicing Agreement dated as of December 31, 1994 between Carolina First Bank, as Seller and Master Servicer, and The Chase Manhattan Bank, as Trustee. Incorporated by reference to Exhibit 28.1 of Carolina First Corporation's Current Report on Form 8-K dated as of January 24, 1995.

10.15 -- 1994-A Supplement dated as of December 31, 1994 between Carolina First Bank, as Seller and Master Servicer, and The Chase Manhattan Bank, as Trustee. Incorporated by reference to Exhibit 28.2 of Carolina First Corporation's Current Report on Form 8-K dated as of January 24, 1995.

10.16 -- Servicing Rights Purchase Agreement between Bank of America, F.S.B. and Carolina First Bank dated as of March 31, 1995: Incorporated by reference to Exhibit 10.17 of Amendment No.1 to the Company's Annual Report on Form 10- K for the year ended December 31, 1994.


11.1  --  Computation of Per Share Earnings.

21.1 -- Subsidiaries of the Registrant: Carolina First Bank and Carolina First Mortgage Company.

23.1  --  Consents  of  Wyche,  Burgess,  Freeman  &  Parham, P.A.:
          Contained in Exhibits 5.1 and 8.1.

23.2  --  Consent  of  Elliott Davis & Co:  Contained in Part II at
          II-6.

23.3  --  Consent  of Donald G. Jones and Company, P.A.:  Contained in
          Part II at II-7.

23.4  --  Consent of Hatcher/Johnson Valuation, Inc.:  Contained in Part
          II at II-8.

24.1 -- The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.

27.1  --  Financial Data Schedules.

99.1  --  Form of Proxy

  (b)    Financial  Statement Schedules:  See Index to Financial
Statements of Midlands National Bank

  (c)     Report,  Opinion  or  Appraisal:    The  opinion  of
Hatcher/Johnson  Valuation,  Inc.  is  attached  to  the  Proxy
Statement/Prospectus as an Appendix C.


Item  22:  Undertakings

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter
within  the  meaning  of  Rule  145(c), the issuer undertakes   that
such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable forms.

  (c) The Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (g) The undersigned Registrant hereby undertakes:

 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii) To reflect in the prospectus any facts or events a r ising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

 (iii) To include any material information with respect to the  plan  of
distribution  not  previously disclosed in the Registration   Statement
or  any  material  change  to  such information in the Registration
Statement:

 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 (3) To remove from registration by means of a post- effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                           SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on April 17, 1995.

                                      CAROLINA FIRST CORPORATION

                                By:    /s/ William S. Hummers III
                                           William S. Hummers III
                                           Executive Vice President


                         POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mack I. Whittle, Jr. and William S. Hummers, III, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated:


 Signature                     Title                              Date

 /s/ William R. Timmons, Jr.   Chairman of the Board               April 20, 1995
 William R. Timmons, Jr.

 /s/ Mack I. Whittle, Jr.      President,  Chief Executive
 Mack I. Whittle, Jr.          Officer and Director                April 20, 1995
                               (Principal Executive Officer)

 /s/  William S. Hummers III   Executive Vice President, Director  April 20, 1995
 William  S. Hummers III       (Principal Accounting and Financial
                               Officer)

 /s/ Judd B. Farr              Director                            April 20, 1995
 Judd B. Farr

 /s/ C. Claymon Grimes, Jr.    Director                            April 20, 1995
 C. Claymon Grimes, Jr.

 /s/ M. Dexter Hagy            Director                            April 20, 1995
 M. Dexter Hagy


 /s/ Robert E. Hamby, Jr.      Director                            April 20, 1995
 Robert E. Hamby, Jr.

 /s/ Glenn Hilliard            Director                            April 20, 1995
 R. Glenn Hilliard

 /s/ Richard E. Ingram         Director                            April 20, 1995
 Richard E. Ingram

 /s/ Charles B. Schooler       Director                            April 20, 1995
 Charles B. Schooler

 /s/ Elizabeth P. Stall        Director                            April 20, 1995
 Elizabeth P. Stall

 /s/ William M. Webster III    Director                            April 20, 1995
 William M. Webster III


            CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






   We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 3, 1995, in the Registration Statement (Form S-4) and related Prospectus of Carolina First Corporation for the registration of 784,242 shares of its Common Stock.




                                   ELLIOTT, DAVIS & COMPANY, L.L.P.



 Greenville, South Carolina
 April 17, 1995

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


   We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 8, 1995, in the Registration Statement (Form S-4) and related Prospectus of Midlands National Bank.




                                       DONALD G. JONES AND COMPANY, P.A.


 Columbia, South Carolina
 April 17, 1995

                      Hatcher/Johnson Valuation, Inc.



                CONSENT OF HATCHER/JOHNSON VALUATION, INC.


We hereby consent to the inclusion as Appendix C to the Proxy Statement/Prospectus constituting part of the Registration Statement on Form S-4 of Carolina First Corporation of our letter to the Board of Directors of Midlands National Bank of and to the references made to such letter and to the firm in such Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules
and   regulations  of  the  Securities  and  Exchange  Commission thereunder.


                                  Hatcher/Johnson Valuation, Inc.

Roswell, Georgia
April 17, 1995